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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: March, 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Explanatory Note
The following are furnished with this Report on Form 6-K:
•	Press Release of March 17, 2009 announcing the despatch of registrant’s Composite Offer Document seeking to Privatize Nam Tai Electronic & Electrical Products Limited (“NTEEP”), with Joint Announcement dated March 16, 2009 attached thereto;
•	Composite Offer Document Relating To Proposed Privatization of NTEEP by registrant
•	Press Release of March 13, 2009 announcing the filing of registrant’s Annual Report on Form 20-F with the Securities and Exchange Commission and the schedule for registrant’s Annual Meeting of Shareholders

NEWS RELEASE

Investor Contact: Anthony Chan Unit A, 17/F, Edificio Comercial Rodrigues, 599 da Avenida da Praia Grande, Macao, PRC TEL : (853) 2835 6333 / FAX : (853) 2835 6262	Email: shareholder@namtai.com Website: www.namtai.com
Composite Offer Document Despatched in Hong Kong
regarding the Proposed Offer to Privatize NTEEP
Macao, PRC — March 17, 2009 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) announced that on March 17, 2009, the Company and Nam Tai Electronic & Electrical Products Limited (“NTEEP”), Nam Tai’s 74.88%-owned Hong Kong Stock Exchange-listed subsidiary (Stock Code: 2633), jointly announced the issuance to the independent shareholders of NTEEP of Nam Tai’s formal conditional cash offer (called a Composite Offer Document) under Hong Kong’s securities law and the rules of the Hong Kong Stock Exchange to purchase for US$0.19 (i.e. HK$1.50) per share the shares of NTEEP that Nam Tai does not already own. Nam Tai’s cash offer is in furtherance of the Company’s previously announced intent to seek to privatize NTEEP and is conditional upon Nam Tai receiving acceptances and/or purchases totaling at least 90% of the NTEEP shares held by NTEEP’s independent shareholders. If successful, the total cash consideration to privatize NTEEP will amount to approximately US$43 million.
The joint announcement by Nam Tai and NTEEP regarding the despatching of the Composite Offer Document to NTEEP’s independent shareholders accompanies this press release. That announcement and the Composite Offer Document are available on website of NTEEP at http://www.namtaieep.com/news/3.1.html.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai currently has one Hong Kong listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information specific to NTEEP. The stock code of NTEEP in The Stock Exchange of Hong Kong is 2633. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of Nam Tai based solely upon reliance on such information.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Nam Tai Electronics, Inc.	Nam Tai Electronic & Electrical Products Limited
(Incorporated in the British Virgin Islands with limited liability)	(Incorporated in the Cayman Islands with limited liability)
(NYSE stock code: NTE)	(Stock code: 2633)
JOINT ANNOUNCEMENT
DESPATCH OF COMPOSITE OFFER DOCUMENT
PROPOSED PRIVATIZATION OF
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
BY NAM TAI ELECTRONICS, INC.
BY WAY OF A VOLUNTARY CONDITIONAL GENERAL CASH OFFER
BY YU MING INVESTMENT MANAGEMENT LIMITED ON BEHALF OF
NAM TAI ELECTRONICS, INC.
FOR ALL ISSUED SHARES IN
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY
NAM TAI ELECTRONICS, INC.)
FINANCIAL ADVISER TO NAM TAI ELECTRONICS, INC.

The composite offer document jointly issued by NTEI and NTEEP in relation to the Offer, together with the accompanying form of acceptance and transfer for the Shares, were despatched to the Independent Shareholders on 16th March, 2009.
The Offer will be open for acceptance from 16th March 2009 to 4:00 p.m. on 6th April, 2009 unless extended by NTEI in accordance with the Takeovers Code.
Shareholders are strongly advised to read the composite offer document carefully, including the recommendation from the Independent Board Committee and the advice from Somerley Limited in relation to the Offer, before deciding whether or not to accept the Offer.
Reference is made to the joint announcement dated 24th February, 2009 jointly issued by NTEI and NTEEP in relation to the Offer (the “Announcement”). Unless the context states otherwise, terms used herein shall have the same meanings as those defined in the Announcement.

DESPATCH OF THE COMPOSITE OFFER DOCUMENT
The composite offer document (including, among others, the full terms and conditions of the Offer, the expected timetable, the advice from the independent financial adviser and the recommendation of the Independent Board Committee) jointly issued by NTEI and NTEEP in relation to the Offer, together with the accompanying form of acceptance and transfer for the Shares, were despatched to the Independent Shareholders on 16th March, 2009.
The Offer will be open for acceptance from 16th March, 2009 to 4:00 p.m. on 6th April, 2009 unless extended by NTEI in accordance with the Takeovers Code.
Shareholders should note that, in the joint announcement dated 24th February, 2009, the Offer was to be made for “all issued Shares other than those Shares already owned by NTEI and parties acting in concert with it”. However, under the Companies Law, the Offer should be made for “all issued Shares other than those Shares already owned by NTEI”. This change has been made in the said composite offer document accordingly. As the Offer is still conditional upon NTEI having received acceptances and/or purchased totaling at least 90% of the Offer Shares, this technical change will not affect the Shareholders in deciding whether to accept the Offer.
Shareholders are strongly advised to read the composite offer document carefully, including the recommendation from the Independent Board Committee and the advice from Somerley Limited in relation to the Offer, before deciding whether or not to accept the Offer.
CAUTION
If, at the close of the Offer, less than 25% of the Shares are held by the public or if the Stock Exchange believes that:
•	a false market exists or may exist in the trading of the Shares, or

•	there are insufficient Shares in public hands to maintain an orderly market, then the Stock Exchange may exercise its discretion to suspend dealings in the Shares. In this connection, it should be noted that upon completion of the Offer, there may be insufficient public float for the Shares and, therefore, trading in the Shares may be suspended until a prescribed level of public float is restored.
In the event that the compulsory acquisition rights are not available to NTEI and the Offer closes, if the public float requirement is not met, NTEEP will undertake to take appropriate steps to restore its public float.

As at the date of this announcement, the non-executive director of NTEEP is Mr. KOO Ming Kown, and the independent non-executive directors of NTEEP are Mr. Thaddeus Thomas BECZAK, Mr. CHAM Yau Nam, Mr. CHAN Tit Hee, Charles, Mr. CHOI Man Chau, Michael, Mr. LEUNG Wai Hung and Mr. Roger Simon PYRKE.
The directors of NTEEP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to NTEEP and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to NTEEP have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of NTEI jointly and severally accept full responsibility for the accuracy of information contained in this announcement (other than those relating to NTEEP) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to NTEEP) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in the announcement misleading.

By order of the board of	By order of the board of
NAM TAI ELECTRONICS, INC.	NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
Koo Ming Kown	Chan Bo Shan
Chairman	Company Secretary
Hong Kong, 16th March, 2009

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in doubt as to any aspect of this composite offer document or the offer contained herein, you should consult a licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.
If you have sold all your shares in Nam Tai Electronic & Electrical Products Limited, you should at once hand this composite offer document and the accompanying form of acceptance and transfer for the shares of Nam Tai Electronic & Electrical Products Limited to the purchaser or transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this composite offer document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this composite offer document.

Nam Tai Electronics, Inc.
(Incorporated in the British Virgin Islands with limited liability)
(NYSE Stock Code: NTE)
Nam Tai Electronic & Electrical Products Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 2633)
COMPOSITE OFFER DOCUMENT RELATING TO
PROPOSED PRIVATISATION OF
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
BY NAM TAI ELECTRONICS, INC.
BY WAY OF A VOLUNTARY CONDITIONAL GENERAL CASH OFFER BY
YU MING INVESTMENT MANAGEMENT LIMITED ON BEHALF OF NAM
TAI ELECTRONICS, INC.
FOR ALL THE ISSUED SHARES IN
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY NAM TAI
ELECTRONICS, INC.)
Financial adviser to Nam Tai Electronics, Inc.
Independent financial adviser to the independent board committee of
Nam Tai Electronic & Electrical Products Limited

A letter from Yu Ming Investment Management Limited containing, among other things, details of the terms of the offer is set out on pages 5 to 12 of this composite offer document. A letter from the board of directors of Nam Tai Electronic & Electrical Products Limited is set out on pages 13 to 16 of this composite offer document.
A letter from the independent board committee of Nam Tai Electronic & Electrical Products Limited to the independent shareholders of Nam Tai Electronic & Electrical Products Limited is set out on pages 17 and 18 of this composite offer document. A letter from Somerley Limited containing its opinion and advice to the independent board committee of Nam Tai Electronic & Electrical Products Limited is set out on pages 19 to 42 of this composite offer document.
The procedure for acceptance and settlement of the offer is set out in Appendix II of this composite offer document and in the accompanying form of acceptance and transfer for the shares of Nam Tai Electronic & Electrical Products Limited. Acceptances of the offer for the shares of Nam Tai Electronic & Electrical Products Limited must be received by Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:00 p.m. on Monday, 6 April 2009, or such later time as Nam Tai Electronics, Inc. may determine and announce.
14 March 2009

SUMMARY

The following is a summary of the selected sections of this composite offer document. Terms in capital letters have meanings ascribed to them in the section headed “Definitions”. You are advised to read the summary in conjunction with the full text of this composite offer document.
LETTER FROM YU MING
For the full letter, please refer to pages 5 to 12 of this composite offer document.
•	Offer is conditional upon NTEI receiving acceptances and/or purchasing not less than 90% Offer Shares.

•	Offer price per Share is at approximately 163.2% premium over the market price immediately before the Announcement Date, which ranks the second highest among all privatisation attempts in the Stock Exchange in 2008 and 2009 year to date.

•	For further clarification on the procedures for acceptances of the Offer, please contact Mr. Warren Lee or Mr. Gavin Lam of Yu Ming at 2877 2340.
LETTER FROM THE BOARD OF NTEEP
For the full letter, please refer to pages 13 to 16 of this composite offer document.
Recommend you to read the letter of the Independent Board Committee.
If, at the close of the Offer, less than 25% of the Shares are held by the public or if the Stock Exchange believes that:
•	a false market exists or may exist in the trading of the Shares, or

•	there are insufficient Shares in public hands to maintain an orderly market, then the Stock Exchange may exercise its discretion to suspend dealings in the Shares. In this connection, it should be noted that upon completion of the Offer, there may be insufficient public float for the Shares and, therefore, trading in the Shares may be suspended until a prescribed level of public float is restored.
In the event that the compulsory acquisition rights are not available to NTEI and the Offer closes, if the public float requirement is not met, NTEEP will under take to take appropriate steps to restore its public float.

-i-

SUMMARY

LETTER FROM THE INDEPENDENT BOARD COMMITTEE
For the full letter, please refer to pages 17 and 18 of this composite offer document.
LETTER FROM SOMERLEY
For the full letter, please refer to pages 19 to 42 of this composite offer document.
ACCEPTANCE PROCEDURE
If you hold Shares through a CCASS participant (including a stock broker/custodian) and intend to accept the Offer:
•	Call your CCASS participant (including a stock broker/custodian) immediately to tell him your intention.

•	Ask your CCASS participant (including a stock broker/custodian) for a form designated by him to confirm your intention in writing immediately.

•	If you hold Shares as a registered Shareholder and intend to accept the Offer, fill in the accompanying form of acceptance and transfer for the Shares and return it to the Registrar immediately.

-ii-

-iii-

DEFINITIONS

In this composite offer document, unless the context otherwise requires, the following expressions have the following meanings:

“Accepting Shareholder(s)”	Independent Shareholders who accept the Offer

“acting in concert”	shall have the meaning set out in the Takeovers Code

“Announcement Date”	24 February 2009, being the date of the joint announcement of NTEI and NTEEP in respect of the Offer

“associate(s)”	shall have the meaning set out in the Takeovers Code

“Board”	board of directors

“business day”	any day on which the Stock Exchange is open for the transaction of business

“CCASS”	the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited

“Closing Date”	6 April 2009 or such later date as may be extended by NTEI in accordance with the Takeovers Code

“Companies Law”	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands

“Executive”	the executive director of the corporate finance division of the Securities and Futures Commission of Hong Kong or any of its delegates

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Board Committee”	the independent board committee of NTEEP comprising Mr. Thaddeus Thomas Beczak, Mr. Cham Yau Nam, Mr. Chan Tit Hee, Charles, Mr. Choi Man Chau, Michael, Mr. Leung Wai Hung and Mr. Roger Simon Pyrke, to advise the Independent Shareholders in respect of the Offer

DEFINITIONS

“Independent Shareholders”	Shareholders other than NTEI

“Latest Practicable Date”	13 March 2009, being the latest practicable date prior to the printing of this composite offer document for ascertaining certain information referred in this composite offer document

“LCH”	LCH (Asia-Pacific) Surveyors Limited, an independent professional surveyor and property valuer

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange

“NTEEP”	Nam Tai Electronic & Electrical Products Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the main board of the Stock Exchange with a designated stock code of 2633

“NTEEP Group”	NTEEP and its subsidiaries

“NTEI”	Nam Tai Electronics, Inc., a company incorporated in the British Virgin Islands with limited liabilities and the shares of which are listed on the main board of the NYSE, with a designated stock code of NTE

“NYSE”	New York Stock Exchange

“Offer”	the voluntary conditional general cash offer for all the issued Shares other than those owned by NTEI at HK$1.50 per Share

“Offer Share(s)”	issued Shares other than those already owned by NTEI and parties acting in concert with it

“PRC”	People’s Republic of China

“Registrar”	Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar and transfer office of NTEEP, with its address at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong

DEFINITIONS

“SFO”	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Share(s)”	existing ordinary share(s) of HK$0.01 each in the issued share capital of NTEEP

“Shareholder(s)”	holders of Share(s)

“Somerley”	Somerley Limited, a corporation licensed to carryout Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the Securities and Futures Ordinance having CE registration number AAJ067, and the independent financial adviser to the Independent Board Committee in respect of the Offer

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers

“Valuation Report”	the valuation report dated 14 March 2009 produced by LCH in relation to the property assets held by the NTEEP Group

“Yu Ming”	Yu Ming Investment Management Limited, the financial adviser to NTEI and a corporation licensed under the Securities and Futures Ordinance to carry out regulated activities of type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management), and a company incorporated in Hong Kong with limited liability

“HK$”	Hong Kong dollars, the lawful cur rency of Hong Kong

“Rmb”	Renminbi, the lawful currency of the PRC

“US$”	United States dollars, the lawful currency of the United States
Exchange rate: US$1.00 = HK$7.80, US$1.00 = Rmb6.83

EXPECTED TIMETABLE

Commencement date of the Offer and posting date	Monday, 16 March 2009

Latest time and date for acceptance of the Offer	4:00 p.m. on Monday, 6 April 2009

Closing date of the Offer (Note 1)	Monday, 6 April 2009

Announcement in respect of the closing of the Offer and acceptance under the Offer	7:00 p.m. on Monday, 6 April 2009

Latest date for posting of remittances for the amounts due under the Offer in respect of valid acceptances (assuming the Offer becomes or is declared unconditional on 6 April 2009) (Note 2)	Thursday, 16 April 2009

Latest time and date of the Offer remaining open for acceptance assuming the Offer becomes or is declared unconditional on 6 April 2009	4:00 p.m. on Monday, 20 April 2009

Notes:

1.	The Offer will be closed on Monday, 6 April 2009 unless NTEI extends the Offer in accordance with the Takeovers Code. Acceptances tendered after 4:00 p.m. on Monday, 6 April 2009 will only be valid if the Offer is extended. If NTEI decides to extend the Offer, at least 14 days’ notice in writing will be given before the Offer is closed.

Pursuant to Rule 15.5 of the Takeovers Code, the Offer may not become/ be declared unconditional as to acceptance after 7:00 p.m. on the 60th day after the date this composite offer document is posted, that is Friday, 15 May 2009, except with the consent of the Executive.

If the Offer becomes unconditional, NTEI intends to exercise any compulsory acquisition rights to which it is entitled under Rule 2.11 of the Takeovers Code and Section 88 of the Companies Law to acquire the remaining Shares not tendered under the Offer. Pursuant to Rule 15.6 of the Takeovers Code, as NTEI has stated its intention to exercise the power of compulsory acquisition, the Offer may not remain open for acceptance for more than four months from the date of posting of this composite offer document, that is Thursday, 16 July 2009, unless NTEI has by that time become entitled to exercise the power of compulsory acquisition available to it under the Companies Law.

2.	Remittances in respect of the consideration payable for the Shares tendered under the Offer will be posted to the Accepting Shareholders as soon as practicable, but in any event within 10 days of the later of the date on which the Offer becomes unconditional and the date of receipt of duly completed form of acceptance and transfer from the Accepting Shareholders.

3.	In accordance with the Takeovers Code, where the Offer becomes or is declared unconditional, the Offer should remain open for acceptance for not less than 14 days thereafter. In such case, at least 14 days’ notice in writing must be given before the Offer is closed to the Shareholders who have not accepted the Offer. If the Offer is extended in accordance with the Takeovers Code (or as per mitted by the Executive in accordance with the Takeovers Code), NTEI will issue an announcement in relation to any extension of the Offer, which will state the next closing date or, if the Offer has become or is at that time unconditional, that the Offer will remain open until further notice.

4.	Acceptance of the Offer shall be irrevocable and not capable of being withdrawn, except as permitted under the Takeovers Code.

5.	All time references contained in this composite offer document refer to Hong Kong date and time.

LETTER FROM YU MING

14 March 2009
To the Independent Shareholders,
Dear Sir or Madam,
PROPOSED PRIVATISATION OF
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
BY NAM TAI ELECTRONICS, INC.
BY WAY OF A VOLUNTARY CONDITIONAL GENERAL CASH OFFER
BY YU MING INVESTMENT MANAGEMENT LIMITED ON BEHALF OF
NAM TAI ELECTRONICS, INC.
FOR ALL THE ISSUED SHARES IN
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY NAM
TAI ELECTRONICS, INC.)
INTRODUCTION
On 24 February 2009, NTEI and NTEEP jointly announced NTEI’s intention to make a voluntary conditional general cash offer for all the issued shares in NTEEP (other than those Shares already owned by NTEI) with an ultimate aim to privatize NTEEP by way of the Offer.
This letter sets out the detailed terms of the Offer, together with the information on NTEI and NTEI’s intention regarding the NTEEP Group. Fur ther details of the Offer are also set out in Appendix II to this composite offer document, the accompanying form of acceptance and transfer for the Shares. Your attention is also drawn to the letter from the Board of NTEEP, the letter from the Independent Board Committee and the letter from Somerley contained in this composite offer document.

LETTER FROM YU MING

THE OFFER
We are making the Offer for and on behalf of NTEI, subject to the terms and conditions set out in this composite offer document (including, without limitation, those in Appendix II to this composite offer document) and in the accompanying form of acceptance and transfer for the Offer, to acquire all the Shares (other than those owned by NTEI) on the following basis:

For each Share	HK$1.50 payable in cash
The offer price represents:
(i)	a premium of approximately 163.2% over the closing price of HK$0.57 per Share as quoted on the Stock Exchange on 20 February 2009 (being the last trading day prior to the suspension of trading in the Shares);

(ii)	a premium of approximately 158.6% over the average closing price of HK$0.58 per Share for the 10 trading days up to and including 20 February 2009;

(iii)	a premium of approximately 123.5% over the average closing price of HK$0.67 per Share for the 30 trading days up to and including 20 February 2009;

(iv)	a premium of approximately 7.1% over the closing price of HK$1.4 per Share as quoted on the Stock Exchange on the Latest Practicable Date; and

(v)	a premium of approximately 240.9% over the audited consolidated net asset value per Share of approximately HK$0.44 as at 31 December 2008.
The Offer is conditional upon NTEI having received acceptances and/or purchased totalling at least 90% of the Offer Shares. The first closing date of the Offer will fall on the 21st day from the date on which this composite offer document is posted (that is, 6 April 2009).
NTEI will not revise the offer price for the Shares, and the above offer price is final.

LETTER FROM YU MING

COMPARISON WITH OTHER PRIVATISATIONS
Although other privatisations involve companies which may differ in operations and businesses as compared to the NTEEP Group, they provide prevailing market ranges and averages for the key evaluation parameters for the purposes of comparing the terms of the Offer. The Offer ranks the second among all privatisations in 2008 and 2009 year to date, in terms of the premium over all the following reference figures:

				Premium over/Discount to			Offer price’s
				average closing share price			premium over/
				prior to privatisation announcement			discount to
			Date of				latest net
		Cancellation/	Initial	Last			asset value
Company	Stock code	Offer price	announcement	trading day	10 trading days	30 trading days	per share
		(HK$)

China Huiyuan Juice Group Limited	1886	12.20	3-Sep-08	195.00%	208.00%	198.00%	239.91%
NTEEP	2633	1.50	24-Feb-09	163.20%	158.60%	123.50%	240.90%
Crocodile Garments Limited	122	0.40	17-Feb-09	92.30%	94.84%	95.10%	-59.30%
Shaw Brothers (Hong Kong) Limited	80	13.35	22-Dec-08	64.20%	70.19%	73.50%	169.70%
PCCW Limited	8	4.50	4-Nov-08	63.64%	52.65%	14.50%	1,566.67%
CITIC International Financial Holdings Limited	183	7.60	10-Jun-08	33.33%	40.35%	44.00%	65.58%
Pacific Century Premium Developments	432	2.85	13-Feb-08	26.10%	26.61%	19.20%	-10.10%
Mirabell International Holdings Limited	1179	6.00	28-Feb-08	15.16%	13.21%	17.65%	18.81%
Wing Lung Bank Limited	96	156.50	2-Jun-08	6.17%	4.24%	9.72%	191.17%
China Netcom Group Corporation (Hong Kong) Limited	906	26.78	2-Jun-08	4.40%	8.60%	12.70%	92.25%
Natural Beauty Bio-Technology Limited	157	1.20	25-Nov-08	-15.49%	5.08%	-13.85%	166.08%

Average				58.91%	62.03%	54.00%	243.79%
Maximum				195.00%	208.00%	198.00%	1,566.67%
Minimum				-15.49%	4.24%	-13.85%	-59.30%

LETTER FROM YU MING

CONSIDERATION
As disclosed in the letter from the Board of NTEEP contained in this composite offer document, as at the Latest Practicable Date, NTEEP had 881,670,588 Shares in issue, save for which NTEEP has no other relevant securities (as defined under Note 4 to the Rule 22 of the Takeovers Code) in issue.
Based on the above and on the basis that NTEI would not acquire any Shares from the Latest Practicable Date up to the date of posting of this composite offer document, the number of Shares not already owned by NTEI and parties acting in concert with it is 221,455,118 (which represent approximately 25.12% of the issued share capital of NTEEP). Based on 221,455,118 Shares, the total consideration of the Offer amounts to approximately HK$332.2 million.
NTEI will use its internal financial resources to implement the Offer. Yu Ming is satisfied that sufficient financial resources are available to NTEI for the full implementation of the Offer.
INFORMATION ON NTEI
NTEI is a company incorporated under the laws of the British Virgin Islands with limited liability. As the controlling shareholder of NTEEP, NTEI is a holding company of an electronics manufacturing and design services provider with a worldwide coverage of customers. Listed on the NYSE, NTEI had a market capitalization of approximately US$138.9 million (equivalent to approximately HK$1,083.4 million) as at 12 March 2009. The audited net profit of NTEI for the financial year ended 31 December 2007 and the unaudited net profit of NTEI for the financial year 31 December 2008 were approximately US$69.5 million (equivalent to approximately HK$542.1 million) and approximately US$30.6 million (equivalent to approximately HK$238.7 million) respectively. The unaudited net asset value of NTEI was approximately US$322.3 million (equivalent to approximately HK$2,513.9 million) as at 31 December 2008 (all figures prepared in accordance with generally accepted accounting principles in the United States).
EFFECT OF ACCEPTING THE OFFER
By accepting the Offer, the Independent Shareholders will sell their Shares and all rights attaching to them as at the Announcement Date, including the right to receive all dividends and other distributions, if any, declared, made or paid by NTEEP on or after the Announcement Date.

LETTER FROM YU MING

STAMP DUTY
Seller’s ad valorem stamp duty for the Shares registered with the Hong Kong branch register arising in connection with acceptances of the Offer will be payable by each Shareholder at the rate of HK$1 for every HK$1,000 or part thereof of the consideration payable by NTEI for such Shareholder’s Shares and will be deducted from the cash amount due to such Shareholder under the Offer.
INTENTION OF NTEI
If the Offer becomes unconditional, NTEI will exercise any compulsory acquisition rights to which it is entitled under Rule 2.11 of the Takeovers Code and Section 88 of the Companies Law to acquire the Shares not already owned by NTEI. The Board of NTEI intends to subsequently withdraw the listing status of the NTEEP Shares on the Stock Exchange pursuant to Rule 6.15 of the Listing Rules, but has no intention to introduce significant change to the existing operations, business, management and directorship of NTEEP (including the continued employment of all employees and any redeployment of the fixed assets of NTEEP).
According to Rule 15.6 of the Takeovers Code, to exercise the power of compulsory acquisition to acquire the Shares not tendered under the Offer, the Offer may not remain open for acceptance for more than four months from the posting of this composite offer document, unless the NTEI has by that time become entitled to exercise the powers of compulsory acquisition available to it under the Companies Law.
REASONS FOR NTEI TO PRIVATIZE NTEEP
The price of the Shares from 5 December 2005 (being the day on which the last voluntary conditional general cash offer made by NTEI lapsed) to the Announcement Date was down by 61.2% from HK$1.47 to HK$0.57 per share. The performance lagged far behind Hang Seng Index, which edged down by 16.2% during the same period. The price weakness of the Shares hampers the fund raising ability of NTEEP. In this regard, one of the main purposes of maintaining NTEEP as a listed company in Hong Kong is compromised. The privatisation will enable NTEI simplify its corporate structure, reduce administration time and costs and can save significant resources of NTEI on listing compliance and investor relations in Hong Kong.
BENEFIT OF THE OFFER FOR THE INDEPENDENT SHAREHOLDERS
The Offer gives the Independent Shareholders an opportunity to realize their investments in NTEEP at a price significantly above both the current market price and its net asset value per share. You should accept the Offer.

LETTER FROM YU MING

PROCEDURES FOR ACCEPTANCES
To accept the Offer, the Accepting Shareholders should complete the accompanying form of acceptance and transfer for the Shares in accordance with the instructions printed thereon, which forms part of the terms and conditions of the Offer. The completed form of acceptance and transfer for the Shares should then be forwarded, together with the relevant Share certificate(s) and /or transfer receipt(s) and/or any document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Share tendered under the Offer, by post or by hand, to the Registrar at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible but in any event not later than 4:00 p.m. on 6 April 2009, or such later time as NTEI may determine and announce in accordance with the Takeovers Code. No acknowledgement of receipt of any form of acceptance and transfer, share certificate(s), transfer receipt(s) or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.
Your attention is drawn to the Appendix II to this composite offer document and in accompanying form of acceptance and transfer for the Shares.
SETTLEMENT OF THE OFFER
Subject to the Offer becoming unconditional and provided that the form of acceptance and transfer for the Shares, together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof), are valid, complete and in good order and have been received by the Registrar by no later than 4:00 p.m. on 6 April 2009, or such later time as NTEI may determine and announce in accordance with the Takeovers Code, a cheque for the amount due to each of the Accepting Shareholders in respect of the Shares tendered under the Offer, less seller’s ad valorem stamp duty payable by them, will be despatched to the Accepting Shareholders by ordinary post at their own risk within 10 days of the later of the date on which the Offer becomes or is declared unconditional and the date of receipt of duly completed form of acceptance and transfer from the Accepting Shareholders.
The consideration to which any Accepting Shareholder is entitled under the Offer will be paid by NTEI in full in accordance with the terms of the Offer set out in this composite offer document (including the appendices) and the accompanying form of acceptance and transfer for Shares without regard to any other lien, right of set-off, counterclaim or other analogous right to which NTEI may otherwise be, or claim to be, entitled against such Accepting Shareholder.

LETTER FROM YU MING

RETURN OF SHARE CERTIFICATES IF THE OFFER LAPSES
If the Offer lapses, NTEI will, as soon as possible but in any event within 10 days thereof, despatch the Share certificates lodged with the form of acceptance and transfer for Shares to, or make such Share certificates available for collection by, the Accepting Shareholders who accept the Offer by ordinary post at their own risks.
NOMINEE REGISTRATION AND DESPATCH OF PAYMENT
To ensure equality of treatment of all Shareholders, those registered Shareholders who hold the Shares as nominee for more than one beneficial owner should, as far as practicable, treat the holding of each beneficial owner separately. In order for the beneficial owner of the Shares, whose investments are registered in nominee names, to accept the Offer, it is essential that they provide instructions to their nominees of their intentions with regard to the Offer.
All documents and remittances will be sent to the Independent Shareholders through ordinary post at their own risk. These documents and remittances will be sent to them at their respective addresses as they appear in the register of members, or, in case of joint Independent Shareholders, to the Independent Shareholders whose name appears first in the said register of members, unless otherwise specified in the relevant forms of acceptance and transfer for the Shares completed and returned by the Accepting Shareholders. None of NTEI, the parties acting in concert with NTEI, Yu Ming, NTEEP, the Registrar or any of their respective directors, officers, or associates or any other person involved in the Offer will be responsible for any loss or delay in transmission of such documents and remittances or any other liabilities that may arise as a result thereof.
TAXATION
Independent Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offer. None of NTEI, the parties acting in concert with NTEI, Yu Ming, NTEEP, the Registrar or any of their respective directors, officers, or associates or any other person involved in the Offer will be responsible for any taxation effects on any persons as a result of their acceptance of the Offer.

LETTER FROM YU MING

GENERAL
Independent Shareholders are advised to read carefully the letter from the Independent Board Committee and the letter from Somerley to the Independent Board Committee as contained in this composite offer document before deciding whether or not to accept the Offer.
Your attention is also drawn to the further terms of the Offer and the additional information set out in the appendices to this composite offer document.
If you need further clarification on the procedures for acceptances of the Offer, please contact Mr. Warren Lee or Mr. Gavin Lam of Yu Ming at 2877 2340.

Yours faithfully, For and on behalf of YU MING INVESTMENT MANAGEMENT LIMITED Warren Lee Director

LETTER FROM THE BOARD OF NTEEP

Nam Tai Electronic & Electrical Products Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 2633)

Non-Executive Director:	Registered Office:
KOO Ming Kown (Chairman)	Cricket Square,
Hutchins Drive,
Independent Non-Executive Directors:	P.O. Box 2681,
Thaddeus Thomas BECZAK	Grand Cayman KY1-1111,
CHAM Yau Nam	Cayman Islands
CHAN Tit Hee, Charles
CHOI Man Chau, Michael	Head Office:
LEUNG Wai Hung	Units 5811-12, 58th Floor, The Center
Roger Simon PYRKE	99 Queen’s Road Central
Hong Kong

14 March 2009
To the Independent Shareholders,

Dear Sir or Madam,
PROPOSED PRIVATISATION OF
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
BY NAM TAI ELECTRONICS, INC.
BY WAY OF A VOLUNTARY CONDITIONAL GENERAL CASH OFFER
BY YU MING INVESTMENT MANAGEMENT LIMITED ON BEHALF OF
NAM TAI ELECTRONICS, INC.
FOR ALL THE ISSUED SHARES IN
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY
NAM TAI ELECTRONICS, INC.)
INTRODUCTION
Reference is made to the announcement issued jointly by NTEEP and NTEI dated 24 February 2009, in which the Board of NTEEP had been informed that a proposed privatisation of NTEEP by way of a voluntary conditional general cash offer by Yu Ming, on behalf of NTEI, to acquire all the issued Shares of NTEEP (other than those Shares already owned by NTEI). The listing status of NTEEP will thereafter be withdrawn.

LETTER FROM THE BOARD OF NTEEP

The purpose of this composite offer document is to provide you with, among other matters, information relating to NTEEP, the terms of the Offer as well as setting out the letter from the Independent Board Committee containing its recommendation and advice to the Independent Shareholders and the letter from Somerley containing its advice to the Independent Board Committee in respect of the Offer.
THE OFFER
The Offer is made by Yu Ming on behalf of NTEI, which is subject to the terms and conditions set out in this composite offer document (including, without limitation, those in Appendix II to this composite offer document) and in the accompanying form of acceptance and transfer for the Shares.
The price of the Offer represents:
(i)	a premium of approximately 163.2% over the closing price of HK$0.57 per Share as quoted on the Stock Exchange on 20 February 2009 (being the last trading day prior to the suspension of trading in the Shares);

(ii)	a premium of approximately 158.6% over the average closing price of HK$0.58 per Share for the 10 trading days up to and including 20 February 2009;

(iii)	a premium of approximately 123.5% over the average closing price of HK$0.67 per Share for the 30 trading days up to and including 20 February 2009;

(iv)	a premium of approximately 7.1% over the closing price of HK$1.4 per Share as quoted on the Stock Exchange on the Latest Practicable Date; and

(v)	a premium of approximately 240.9% to the audited consolidated net asset value per Share of approximately HK$0.44 as at 31 December 2008.
The Offer is conditional upon NTEI having received acceptances and/or purchased totalling at least 90% of the Offer Shares. The first closing date of the Offer will fall on the 21st day from the date on which this composite offer document is posted (that is 6 April 2009).
NTEI will not revise the offer price for the Shares, and the above offer price is final.
COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING
If NTEI receives acceptances and/or purchases totaling at least 90% of the Offer Shares within four months since the date of posting of this composite offer document,

LETTER FROM THE BOARD OF NTEEP

(i)	NTEI intends to exercise any compulsory acquisition rights to which it is entitled under Rule 2.11 of the Takeovers Code and Section 88 of the Companies Law to acquire the remaining Shares not already owned by NTEI. Upon completion of such compulsory acquisition, NTEEP would become a wholly-owned subsidiary of NTEI and application will be made for the withdrawal of listing of the Shares from the Stock Exchange in accordance with Rule 6.15 of the Listing Rules. An announcement in relation to the withdrawal application shall be made before the last day of dealing of the Shares; and

(ii)	NTEEP will apply for a suspension of dealings in the Shares from the closing of the Offer up to the withdrawal of listing of the Shares from the Stock Exchange.
MAINTAINING THE LISTING
If NTEI does not become entitled to exercise such power of compulsory acquisition set out above (whether by reason of not acquiring 90% of the Offer Shares or otherwise) within four months from the date of despatch of this composite offer document, it is NTEI’s intention to maintain the listing of NTEEP on the Stock Exchange.
If, at the close of the Offer, less than 25% of the Shares are held by the public or if the
Stock Exchange believes that:
•       a false market exists or may exist in the trading of the Shares, or
•       there are insufficient Shares in public hands to maintain an orderly market, then the Stock Exchange may exercise its discretion to suspend dealings in the Shares. In this connection, it should be noted that upon completion of the Offer, there may be insufficient public float for the Shares and, therefore, trading in the Shares may be suspended until a prescribed level of public float is restored.
In the event that the compulsory acquisition rights are not available to NTEI and the Offer closes, if the public float requirement is not met, NTEEP will undertake to take appropriate steps to restore its public float.
SHAREHOLDING
As at the Latest Practicable Date, the shareholding of NTEEP is as follows:

	Number of	% of the total
	Shares owned	issued shares

NTEI	660,215,470	74.88
Independent Shareholders	221,455,118	25.12

Total	881,670,588	100.00

LETTER FROM THE BOARD OF NTEEP

Note:
As at the Latest Practicable Date, as far as is known to NTEI, no parties acting in concert with it held any Shares.
As at the Latest Practicable Date, (i) NTEEP does not have other class of securities (other than the Shares), outstanding options, derivatives, war rants or other securities which are convertible or exchangeable into Shares, and (ii) NTEI and the parties acting in concert with it do not own any relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) in NTEEP other than those disclosed above.
COMPOSITION OF THE INDEPENDENT BOARD COMMITTEE
Pursuant to Rule 2.8 of the Takeovers Code, the independent board committee of NTEEP shall comprise all non-executive directors of NTEEP who have no direct or indirect interest in the Offer (other than as a Shareholder). Mr. Koo Ming Kown, a non-executive director of NTEEP, is also an executive director of NTEI, a party acting in concert with NTEI. Given his interest or relationship with NTEI, he is not considered sufficiently independent to advise the Independent Shareholders in respect of the Offer and was not appointed as a member of the Independent Board Committee.
Mr. Thaddeus Thomas Beczak, Mr. Cham Yau Nam, Mr. Chan Tit Hee, Charles, Mr. Choi Man Chau, Michael, Mr. Leung Wai Hung and Mr. Roger Simon Pyrke, being all the independent non-executive directors of NTEEP, have been appointed as members of the Independent Board Committee for consideration of and making of recommendations to the Independent Shareholders in respect of the terms of the Offer. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee on the fairness and reasonableness of the terms of the Offer.
RECOMMENDATION
Your attention is drawn to the letter from Independent Board Committee set out in this composite offer document which contains its recommendation to the Independent Shareholders in respect of the Offer and the letter from Somerley which contains its advice to the Independent Board Committee in respect of the fairness and reasonableness of the Offer, and the principal factors and reasons it has considered before arriving at its advice to the Independent Board Committee. You are also advised to read this composite offer document and the accompanying form of acceptance and transfer for Shares in respect of the acceptance and settlement procedures of the Offer.

Yours faithfully, For and on behalf of the Board of Nam Tai Electronic & Electrical Products Limited Chan Bo Shan Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Nam Tai Electronic & Electrical Products Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 2633)
14 March 2009
To the Independent Shareholders,
Dear Sir or Madam,
PROPOSED PRIVATISATION OF
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
BY NAM TAI ELECTRONICS, INC.
BY WAY OF A VOLUNTARY CONDITIONAL GENERAL CASH OFFER
BY YU MING INVESTMENT MANAGEMENT LIMITED ON BEHALF OF
NAM TAI ELECTRONICS, INC.
FOR ALL THE ISSUED SHARES IN
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY NAM
TAI ELECTRONICS, INC.)
We have been appointed by the Board of NTEEP to form the Independent Board Committee to consider the terms of the Offer and to make recommendations to the Independent Shareholders in connection with the Offer, details of which are set out in the Letter from the Board of NTEEP in the composite offer document dated 14 March 2009 (the “Offer Document”) of which this letter forms part. The terms used in this letter shall have the same meanings as defined in the Offer Document unless the context otherwise requires.
Somerley has been appointed as the independent financial adviser to advise us in respect of the terms of the Offer.
We wish to draw your attention to the letter from Yu Ming set out on pages 5 to 12 of the Offer Document which contains, inter alia, information about the Offer, and the letter of advice from Somerley set out on pages 19 to 42 of the Offer Document which contains its advice in respect of the terms of the Offer.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the advice of Somerley, we consider the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to accept the Offer.
Yours faithfully,
Independent Board Committee
Nam Tai Electronic & Electrical Products Limited

Thaddeus Thomas Beczak Chan Tit Hee, Charles Leung Wai Hung	Cham Yau Nam Choi Man Chau, Michael Roger Simon Pyrke

LETTER FROM SOMERLEY

The following is the text of the letter of advice from Somerley to the Independent Board Committee for inclusion in this document.

SOMERLEY LIMITED 10th Floor The Hong Kong Club Building 3A Chater Road Central Hong Kong
14 March 2009
To: the Independent Board Committee
Dear Sirs,
PROPOSED PRIVATISATION OF
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
BY NAM TAI ELECTRONICS, INC.
BY WAY OF A VOLUNTARY CONDITIONAL GENERAL CASH OFFER
BY YU MING INVESTMENT MANAGEMENT LIMITED ON BEHALF OF
NAM TAI ELECTRONICS, INC.
FOR ALL THE ISSUED SHARES IN
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY NAM
TAI ELECTRONICS, INC.)
INTRODUCTION
We refer to our appointment to advise the Independent Board Committee in connection with the proposed privatisation of NTEEP by NTEI, the controlling shareholder of NTEEP holding approximately 74.88% of the entire issued share capital of NTEEP, by way of a voluntary conditional general cash offer for all the issued shares in NTEEP (other than those Shares already owned by NTEI) at a price of HK$1.5 per Offer Share. Details of the Offer are contained in the composite offer document to the Independent Shareholders dated 14 March 2009 (the “Composite Document”), of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings as defined in the Composite Document.

LETTER FROM SOMERLEY

On 24 February 2009, NTEI and NTEEP jointly announced that Yu Ming, NTEI’s financial adviser, would make a voluntary conditional general cash offer for all the issued shares in NTEEP (other than those Shares already owned by NTEI). If NTEI receives acceptances totalling at least 90% of the Offer Shares, the Offer becomes unconditional. After the Offer becomes unconditional, NTEI intends to exercise any compulsory acquisition rights to which it is entitled under Rule 2.11 of the Takeovers Code and Section 88 of the Companies Law to acquire the remaining Shares, following which NTEI intends to withdraw the listing of NTEEP from the Stock Exchange.
The Board of NTEEP consists of one non-executive director and six independent non-executive directors. In accordance with Rule 2.8 of the Takeovers Code, members of the Independent Board Committee should comprise all non-executive directors of NTEEP who have no direct or indirect interest in the Offer (other than as a Shareholder). Mr. Koo Ming Kown, a non-executive director of NTEEP, is also an executive director of NTEI, a party acting in concert with NTEI. Mr Koo Ming Kown is therefore not considered sufficiently independent to advise the Independent Shareholders in respect of the Offer. Consequently, the six independent non-executive directors of NTEEP, namely Mr. Thaddeus Thomas Beczak, Mr. Cham Yau Nam, Mr. Chan Tit Hee, Charles, Mr. Choi Man Chau, Michael, Mr. Leung Wai Hung and Mr. Roger Simon Pyrke, have been appointed to constitute the Independent Board Committee in respect of the Offer. Somerley has been appointed to advise the Independent Board Committee in this regard, in particular as to whether the terms of the Offer are fair and reasonable, and to give a recommendation as regards acceptance of the Offer.
Somerley is not associated with the NTEI, or NTEEP or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, is considered eligible to give independent advice on the Offer. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fee or benefits from NTEI or NTEEP, or their respective substantial shareholders or any party acting or presumed to be acting in concert with any of them.
In formulating our opinion and recommendation, we have reviewed, among other materials, the financial information of NTEEP and the valuation report of the properties held by NTEEP Group as set out in Appendix I and III respectively to this Composite Document. We have discussed with the Board of NTEEP the past performance and future prospects of NTEEP Group and, with the valuer of NTEEP the basis, assumptions and the methodology used in preparing the valuation report. We have relied on the information and facts supplied, and the opinions expressed, by the management and directors of NTEEP (the “Directors”) and have assumed that they are true, accurate and complete and will remain true, accurate and complete at the date of the Composite Document and during the period the Offer is open for acceptance. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to believe that any material information has been withheld from us, or to

LETTER FROM SOMERLEY

doubt the truth or accuracy of the information provided. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view. We have not, however, conducted any independent investigation into the business and affairs of NTEEP Group.
TERMS OF THE OFFER
The terms set out below are summarised from the “Letter from Yu Ming” and Appendix II contained in the Composite Document, with some additional comments from ourselves. Independent Shareholders are encouraged to read the relevant sections in full.
1.	Price

The Offer is being made for all the 221,455,118 Shares not already owned by NTEI on the following basis:

For each Offer Share	HK$1.50 payable in cash
The Offer price for the Offer Shares is final and is not subject to revision. However, NTEI reserves the right to extend the Offer after despatch of the Composite Document. Yu Ming is satisfied that sufficient financial resources are available to NTEI for the full implementation of the Offer.

2.	Stamp duty

Ad valorem stamp duty arising from acceptance of the Offer at a rate of HK$1.00 for every HK$1,000 or part thereof of the consideration for acceptance of the Offer will be deducted from the cash amount due to the Accepting Shareholders who accept the Offer in the event the Offer becomes unconditional. NTEI will use the amount so deducted to pay the relevant stamp duty on behalf of the Accepting Shareholders. On this basis, a holder of a board lot of 1,000 Shares would receive HK$1,498 net from NTEI.

3.	Condition

The Offer is conditional up on NTEI having received acceptances and /or made purchases totalling at least 90% of the Offer Shares by 4:00 p.m. on 6 April 2009, the Closing Date. There is no other condition.

NTEI shall publish an announcement on the Closing Date stating whether the Offer has been revised, extended, has expired or become or been declared unconditional. In the event that the offer period is not extended beyond the Closing Date and the 90% threshold is not reached by 4:00 p.m. on the Closing Date, the Offer cannot become unconditional and the Offer will lapse forthwith.

LETTER FROM SOMERLEY

Further details of the terms and conditions of the Offer are set out in Appendix II to the Composite Document and in the form of acceptance and transfer.

4.	Compulsory acquisition and withdrawal of the listing of NTEEP

If the Offer becomes unconditional, NTEI will exercise any compulsory acquisition rights to which it is entitled under Rule 2.11 of the Takeovers Code and Section 88 of the Companies Law. These would permit NTEI to compulsorily acquire the balance of the Shares if acceptances are received under the Offer in respect of not less than 90% of the Offer Shares. In such event, and subject to compliance with the applicable provisions of the Takeovers Code and the Listing Rules, the listing of the Shares will be withdrawn from the Stock Exchange.

Shareholders should be aware that, if the number of Shares held by the public, as defined in the Listing Rules, comprises less than 25% of the entire issued shares of NTEEP, trading in the Shares may be suspended. Shareholders should also note the possibility that the listing of the Shares may in due course be withdrawn from the Stock Exchange.

Under Rule 6.15 of the Listing Rules, NTEEP may withdraw its listing on the Stock Exchange after the Offer if any compulsory acquisition right is exercised resulting in the acquisition of all the listed securities of NTEEP.

Rule 2.11 of the Takeovers Code states that, except with the consent of the Executive, where any person seeks to acquire or privatise a company by means of an offer and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by law, acceptances of the offer and purchases in each case of the disinterested shares made by the offeror and persons acting in concert with it during the period of four months after posting the document total 90% of the disinterested shares. Under Rule 15.6 of the Takeovers Code, the offer may not remain open for acceptance for more than four months from the posting of the offer document, unless the offeror has by that time become entitled to exercise the powers of compulsory acquisition available to it under the Companies Law.

5.	Timetable and procedures under the Offer

The Closing Date of the Offer is Monday, 6 April 2009. This date may be extended at the option of NTEI, but not beyond 60 days after the posting of the Composite Document, unless the Offer has previously become unconditional, except with the consent of the Executive. If the Offer becomes or is declared unconditional, it should remain open for acceptance for not less than 14 days after the date it becomes unconditional.

LETTER FROM SOMERLEY

Procedures for acceptance of the Offer are set out in Appendix II to the Composite Document and in the accompanying form of acceptance and transfer. Most Shareholders hold their Shares through CCASS established and operated by HKSCC, in which case some prior action needs to be taken to ensure acceptance on time. If Shares are lodged with a broker/custodian bank through CCASS, subject to the terms of the agreement between Shareholders and their broker/custodian bank, or lodged with an Investor Participant Account with CCASS, instructions should be given to them to authorise HKSCC to take the necessary action on or before the deadline set by HKSCC.

An acceptance, once submitted, cannot be withdrawn at least until Monday, 27 April 2009 (being the 21st day from the Closing Date), after which time an acceptor would have the right to withdraw but only until such time as the Offer has become or been declared unconditional as to acceptances.
PRINCIPAL FACTORS AND REASONS CONSIDERED
In arriving at our recommendation with regard to the Offer, we have taken into account the following principal factors and reasons:
1.	Background to and reasons for the privatisation of NTEEP

NTEEP Group is principally engaged in manufacturing and marketing of consumer electronic and communication products (“CECP”), telecommunication component assembly (“TCA”) and liquid crystal display products (“LCDP”).

The performance of the Shares has lagged the Hang Seng Index, hampering the fund raising ability of NTEEP. The Board of NTEI is of the opinion that one of the main purposes of maintaining NTEEP as a listed company in Hong Kong is compromised. We note that NTEEP has not raised new money from the equity capital market since its listing in 2004. The privatisation will enable NTEI simplify its corporate structure, reduce administration time and costs and can save significant resources of NTEI on listing compliance and investor relations in Hong Kong. On the other hand, the Offer gives the Independent Shareholders an opportunity to realise their investments in NTEEP at a price significantly above both the current market price and its net asset value per Share.

NTEI has confirmed that, upon privatisation of NTEEP, it does not intend to introduce significant change to the existing operations, business, management and directorship of NTEEP, including the continued employment of all employees and any redeployment of the fixed assets of NTEEP.

LETTER FROM SOMERLEY

NTEI is a company incorporated under the law of the British Virgin Islands with limited liability and its subsidiaries are principally engaged in electronics manufacturing and provision of design services with a worldwide coverage of customers.

2.	Business and prospects of NTEEP Group

The business of NTEEP commenced in 1989 as a 70% joint venture company of NTEI. In 1992, NTEI acquired the remaining 30% equity interest from its joint venture partner and NTEEP became its wholly-owned subsidiary until NTEEP’s floating on the Main Board of the Stock Exchange in 2004. Since then, NTEI has remained the controlling shareholder of NTEEP, and held 660,215,470 Shares, representing approximately 74.88% of the entire issued share capital of NTEEP as at the Latest Practicable Date. In October 2005, NTEI proposed a privatisation of NTEEP by way of a voluntary conditional general cash offer which eventually lapsed due to the 90% acceptance condition not being met. NTEEP Group has undergone a reorganisation in December 2007 (the “Reorganisation”) which involved the acquisition of TCA and LCDP segments and the disposal of NTEEP’s software development business. NTEEP’s operations are now divided into three segments being CECP, TCA and LCDP.

NTEEP Group has grown to become a well - established vertically-integrated manufacturing solutions provider for some of the world’s leading brand owners of CECP. Products of NTEEP Group include mobile phone accessories, home entertainment devices, educational products, optical devices, telecom liquid crystal display modules and telecom flexible printed circuit (“FPC”) modules. It has established a sales network covering North America, Europe and Asia Pacific. NTEEP Group has a very strong client base including Sony Ericsson Mobile Communications AB, Texas Instruments Incorporated, Sony Computer Entertainment Europe Ltd. and GN Netcom A/S.

NTEEP Group has factory premises in Baoan, Shenzhen PRC, with a total area of approximately 51,800 square metres. Construction of a new production facility in Wuxi for the manufacturing of FPC boards and other component subassemblies was completed in the second quarter of 2008 and production is targeted to commence by early to mid-2009.

As set out in the 2008 results announcement of NTEEP dated 9 February 2009 (“2008 Results Announcement”), NTEEP continues to experience weaker demand across all its product segments under the global economic downturn. To minimise the impact of the expected declining sales in 2009, the management has to reduce costs. Headcount was cut by about 27% from 9,700 as at the end of the third quarter of 2008 to 7,100 by the end of 2008. In order to retain cash, the Board of NTEEP has deter mined not to declare dividends for 2008. NTEEP has also postponed its expansion plans for new factories until at least mid-2009.

LETTER FROM SOMERLEY

NTEEP is conservative about product demand and expects further declines in revenue which may result in losses from operations in 2009. On the other hand, NTEEP plans to expand its market share in targeted areas through strengthening its sales force and customer and technical support by establishing local sales and support offices in Japan and Taiwan.

The electronic manufacturing services industry (“EMS”) is comprised of companies that manufacture electronic products and their components for consumer electronic product manufacturers in the electronics industry. According to iSuppli Applied Market Intelligence, whose research has been widely quoted by market practitioners, conditions in the global electronics contract manufacturing businesses are continuing to deteriorate under the world-wide recession and the weakening high-tech industry. As long as the recession persists in the United States and other markets, end markets will likely be mired in demand softness. As illustrated in the chart below, the estimated global EMS revenue would decrease by 12% from US$177.4 billion in 2008 to US$156.1 billion in 2009 and is then expected to creep to US$160.8 billion by 2012. Over the five-year period from 2007 to 2012, the EMS revenue is estimated to have a negative compound annual growth rate of 2.9%.
Source:	iSuppli Applied Market Intelligence released in February 2009

Note:	We have reviewed a number of news articles and journals published in 2009 in relation to EMS revenue forecast. Those market researches have similar view as iSuppli. The report released by iSuppli in February 2009 is the most updated forecast we have identified.

LETTER FROM SOMERLEY

3.	Past results of NTEEP Group

A full statement of the financial results of NTEEP Group with accompanying notes is set out in Appendix I to the Composite Document, to which Independent Shareholders’ attention is drawn.

Consolidated income statement

The following table summarises the audited financial results of NTEEP Group for the three years ended 31 December 2008:

	For the year ended 31 December
	2008	2007	2006
	US$’000	US$’000	US$’000
	(Audited)	(Audited)	(Audited)

Revenue	622,561	283,760	178,322
Gross profit	74,023	48,843	30,126
Gross profit margin	11.9%	17.2%	16.9%
(Loss)/profit before tax	(118,639)	66,397	17,535
(Loss)/profit attributable to equity holders of NTEEP	(121,934)	60,859	17,329
(Loss)/earnings per Share (US cents)	(13.83)	6.90	1.97
Dividends (US cents)	—	5.13	—
Dividend payout ratio	N/A	74.3%	0%
NTEEP Group recorded a turnover of approximately US$283.8 million in 2007, representing a growth of about 59.1% when compared to 2006, which was mainly driven by the increase in sales of mobile phone accessories and home entertainment devices. Gross prof it margin also improved slightly from 16.9% in 2006 to 17.2% in 2007. The substantial increase in prof it before tax from US$17.5 million in 2006 to US$66.4 million in 2007 was mainly due to one-off gains arising from its divestment of securities in April 2007 and the disposal of two subsidiaries in December 2007 which generated a disposal gain of US$43.8 million and US$8.4 million respectively.

LETTER FROM SOMERLEY

Excluding such one-off gains, NTEEP Group would have recorded a profit before tax of US$14.2 million, representing a 18.9% fall from US$17.5 million for 2006. Such a decrease was mainly due to the impairment loss on goodwill of US$24.3 million which arose from the acquisition of software development business in 2005.

Following the completion of the Reorganisation on 31 December 2007, the results of TCA and LCDP businesses acquired were consolidated into the accounts of NTEEP for 2008. Revenue increased substantially by 119.4% from US$283.8 million in 2007 to US$622.6 million in 2008. However, the gross profit margin narrowed to 11.9% in 2008 from 17.2% in 2007, and NTEEP recorded a loss before tax of US$118.6 million, representing its first loss since listing in 2004. The net loss is after the impairment loss of US$143.6 million in relation to goodwill arising on the acquisition of two subsidiaries under the Reorganisation in 2007 and the impairment loss of US$1 million on intangible assets. Excluding such impairment losses, NTEEP would have recorded a profit after tax of US$22.7 million.

The Directors determined not to declare dividends for 2008 (which would have been payable in 2009) in order to maintain cash reserves during the continuing economic turmoil. The Directors expect that as the economic downturn continues or worsens, revenue in the near-term will decline and losses from operations during periods in 2009 could result. Therefore, it is unlikely, in our view that, generous dividend will be declared in the near future.

4.	OFFER PRICE COMPARED TO EARNINGS

According to the audited financial results of NTEEP Group as set out in Appendix I to the Composite Document, NTEEP Group recorded a net loss attributable to Shareholders of US$121.9 million (equivalent to approximately HK$950.8 million) for the year ended 31 December 2008 after recognising impairment losses on goodwill and intangible assets of US$143.6 million and US$979,000 respectively. As an illustration, after adding back these non-recurring items, the adjusted earnings of NTEEP would be as follows:

2008
US$’000

Audited net loss after tax for the year	(121,934)
Add back: Impairment loss on goodwill	143,570
Impairment loss on intangible assets	979

Adjusted net profit (the “Adjusted Net Profit”)	22,615

LETTER FROM SOMERLEY

Based on the Adjusted Net Profit for the year ended 31 December 2008 of US$22.62 million (equivalent to approximately HK$176.40 million) and the 881,670,588 Shares in issue as at the year-end date and the Latest Practicable Date, basic earnings per Share were US$0.026 (equivalent to approximately HK$0.20). On this basis, the Offer price of HK$1.5 represents a price-earnings ratio (“PER”) of 7.5 times.

The chart below shows how the PER of the Shares has varied from 1 January 2006 up to 31 December 2008. The average PER for 2006 was 5.80 times. It rose significantly during the first quarter of 2007, the market price of the Shares rising in line with the movement of the overall stock market. The average PER was 10.55 times for 2007. The PER dropped sharply in the first quarter of 2008 on the basis of the improved earnings per Share for the year ended 31 December 2007. Following the financial tsunami, the Share price was on a downward trend and the PER fell during second quarter to fourth quarter of 2008. The average PER of the Shares was 2.39 times for 2008.
Source: Bloomberg

LETTER FROM SOMERLEY

5.	NET ASSETS VALUE AND ENTERPRISE VALUE OF NTEEP GROUP

The following table summarises the balance sheet of NTEEP Group as at 31 December 2008, which is set out in full in Appendix I to the Composite Document:

31 December
2008
US$’000
(Audited)

Property, plant and equipment	137,015
Goodwill	74,437
Intangible assets	4,325
Inventories	27,300
Trade and other receivables	108,180
Bank balances and cash	129,349
Trade and other payables	(121,063)
Loan from NTEI
— current portion	(51,905)
— non-current portion	(259,525)
Other net assets	1,322

Net assets value as at 31 December 2008	49,435

LETTER FROM SOMERLEY

The table below shows the enterprise values of NTEEP Group based on the closing price of the Shares on the last trading day (“Last Trading Day”) before publication of the Offer announcement on 24 February 2009 and the Offer price for Offer Shares:

		Enterprise
		value based
	Enterprise	on the closing
	value based on	price of the
	the Offer price	Shares on the
	for the Offer	Last Trading
	Shares	Day
	US$’000	US$’000

Market Capitalisation	169,552	64,430

Add:
Debt	311,430	311,430

Less:
Bank balances and cash	(129,349)	(129,349)

Enterprise value	351,633	246,511

Premium over the Last Trading Day	105,122
	42.6%
Property, plant and equipment accounted for the biggest portion of NTEEP Group’s assets as at 31 December 2008, which comprised principally its production facilities in the PRC. A surplus on valuation of HK$337.9 million arose as the difference between the net book value of NTEEP Group’s share of property interests as at 31 December 2008 of HK$400.8 million and the valuation of such interests at the same date at HK$738.7 million by LCH, an independent professional valuer. We are informed by the management of NTEEP that the property, plant and equipment are stated at cost in accordance with the accounting policy of NTEEP Group, therefore such surplus has not been included in NTEEP Group’s financial statements in accordance with its accounting policy. Your attention is drawn to the valuation report prepared by LCH of the properties of NTEEP Group as at 31 December 2008 which is set out in Appendix III to the Composite Document. According to “Asia Marketview Quarter 4 2008” released by CB Richard Ellis, industrial property market in the PRC was inactive during the forth quarter of 2008 and industrial land value and rental generally revised downwards. Fluctuation in the market value of NTEEP Group’s property interests in the future, in our view, would affect the asset backing of each Share.

LETTER FROM SOMERLEY

Goodwill of US$218 million arose from the Reorganisation in 2007. During the year ended 31 December 2008, NTEEP Group recognised an impairment loss of US$143.6 million since the operating profits and cash flows of the TCA and LCDP segments acquired under the Reorganisation were lower than expected amid the global financial meltdown. The goodwill is subject to regular impairment assessment. If the earnings forecast of the TCA and LCDP segments continues to fall so that their recoverable amount falls below their carrying value at the date of the impairment assessment, further write-offs in goodwill would be required.

Based on the financial information of NTEEP Group as set out in Appendix I to the Composite Document, NTEEP Group had a gearing ratio of approximately 368% as at 31 December 2008, calculated as net borrowings (total borrowings net of cash) over shareholders’ equity and minority interests. The debt represented the interest-bearing loan from NTEI of approximately US$311.4 million which was used to settle the consideration for the acquisition of the TCA and LCDP businesses as par t of the Reorganisation. The loan is unsecured, bears interest at a fixed rate of 3.9% per annum and is repayable over 12 annual instalments. As mentioned in the 2008 Results Announcement, NTEEP suffers under the economic slowdown. Its net cash generated from operating activities in 2009 will be much lower than that in 2008. Even if no dividend is paid in 2009 and expansion projects are postponed, NTEEP believes its cash flow will become very tight. Consequently, NTEEP may need to seek consent from NTEI to revise the repayment schedule.

NTEEP had a market capitalisation of approximately US$64.4 million based on the closing price of the Shares on the Last Trading Day of HK$0.57, and an enterprise value of approximately US$246.5 million which is smaller than the NTEI loan of US$311.4 million. The Offer price gives NTEEP an enterprise value of US$351.6 million, representing a 42.6% premium over the enterprise value based on the closing price of the Shares on the Last Trading Day.

Based on the audited consolidated net assets of NTEEP Group as at 31 December 2008 of US$49.4 4 million (equivalent to approximately HK $385.59 million) and the 881,670,588 Shares then in issue, the book value per Share as at 31 December 2008 amounted to HK$0.44. On this basis, the Offer price represents a price to book ratio (“PBR”) of approximately 3.41 times. In assessing the terms and the Offer, we consider it relevant to review the latest valuation of the assets of NTEEP Group. We have assessed the net assets of NTEEP Group by taking into account the excess of the fair value of NTEEP Group’s share of property interests as at 31 December 2008 over their net book value as at the same date of HK$337.9 million arising as a result of the independent valuation conducted by LCH.

LETTER FROM SOMERLEY

		Per Share
		HK$
	HK$ million	(Note 1)

Audited net assets value as at 31 December 2008	385.59	0.44

Add back: Surplus arising on the revaluation of NTEEP Group’s property interests as at 31 December 2008 (Note 2)	337.9	0.38

Reassessed net assets value (“Reassessed NAV”)	723.49	0.82

Value of the issued Shares at the Offer price of HK$1.5	1,322.51	1.50

Premium of Offer price over Reassessed NAV	599.02	0.68

Percentage premium over Reassessed NAV	83%	83%
Notes:

1.	Based on 881,670,588 Shares in issue at the Latest Practicable Date.

2.	The surplus arising on valuation is calculated as the difference between the net book value of NTEEP Group’s share of property interests as at 31 December 2008 and the valuation of such interests by LCH as at 31 December 2008.
As shown in the above table, the Offer price of HK$1.5 per Share values NTEEP at a premium of HK$599.02 million (approximately 83%) over the Reassessed NAV of HK$0.82 per Share. EMS is not an asset based industry and hence valuation on net asset value basis may not be very meaningful. We consider an electronic manufacturing services company such as NTEEP is more appropriately valued by reference to earnings and market price of Shares, and the net assets value is of subsidiary importance in assessing the Offer.

LETTER FROM SOMERLEY

6.	Historical market price and liquidity of the Shares
(i)	Share price since listing

The following charts below illustrate the performance of the Shares against the Hang Seng HK SmallCap Index (“HSSCI”) and the movement of the closing price for the Shares since the commencement of trading of the Shares on the Stock Exchange on 28 April 2004 up to the Latest Practicable Date:
Source: Bloomberg
Source: Bloomberg

LETTER FROM SOMERLEY

NTEEP went public on 28 April 2004 by listing on the main board of Stock Exchange at an initial public offering price of HK$3.88 per Share. The Share closed at HK$3.40 on the first trading day. As shown in the first chart above, the performance of the Shares lagged behind HSSCI since its listing. The Share price closed at HK$0.57 on 20 February 2009, representing a decrease of approximately 83.2% from its first trading day. During the same period, HSSCI has decreased by approximately 32.0% from 1,646.73 points on 28 April 2004 to 1,120.01 points on 20 February 2009.

The Share price showed a general downward trend since June 2005 and remained below HK$1.5 during most of the period from August 2005 to April 2007.

Following the release of NTEEP’s 2007 annual results on 4 February 2008 which recorded a 251% growth in profit to approximately US$60.9 million when compared to 2006, the Share price surged 11.9% to HK$1.79 on 4 February 2008. The global stock markets continued to be affected by the turmoil in the US financial market. The HSSCI dropped by approximately 57.7% from 2,741.69 on 4 February 2008 to 1,159.09 on 9 February 2009. During the same period, closing price of the Shares fell by approximately 60.9% from HK$1.79 to HK$0.7.

On 9 February 2009, NTEEP released its 2008 Results Announcement with a net loss of approximately US$121.9 million as compared to a net profit of approximately US$60.9 million in 2007. The share price of NTEEP dropped by 17.1% from HK$0.7 on 9 February 2009 to HK$0.58 on 10 February 2009.

From the chart shown above, the closing price of the Shares has been below the Offer price since 5 August 2008. Conditions in the stock market and financial market have changed very substantially in the past fourteen months. At the beginning of 2008, the HSSCI was 3,178.98 points, approximately 183.8% higher than its close of 1,120.01 points on 20 February 2009. After the publication of the announcement of the Offer on 24 February 2009, the Share price rose by 124.6% from HK$0.57 on 20 February 2008 to HK$1.28 on 24 February 2008 and the Share price closed within the range of HK$1.28 and HK$1.42 up to the Latest Practicable Date.

LETTER FROM SOMERLEY

The Offer price of HK$1.50 per Share represents:
(a)	a premium of approximately 163.2% over the closing price of HK$0.57 per Share as quoted on the Stock Exchange on 20 February 2009, the Last Trading Day;

(b)	a premium of approximately 158.6% over the average closing price of HK$0.58 per Share as quoted on the Stock Exchange over the last 10 trading days up to and including 20 February 2009;

(c)	a premium of approximately 123.9% over the average closing price of HK$0.67 per Share as quoted on the Stock Exchange over the last 30 trading days up to and including 20 February 2009; and

(d)	a premium of approximately 138.1% over the average closing price of HK$0.63 per Share as quoted on the Stock Exchange over the last 90 trading days up to and including 20 February 2009.
(ii)	Trading volume of the Shares from 1 January 2008 to 28 February 2009

The chart below shows the monthly trading volume of the Shares from 1 January 2008 up to 28 February 2009:
Source: Bloomberg

LETTER FROM SOMERLEY

The following table sets out the monthly trading volume of the Shares on the Stock Exchange as compared to the issued Shares of NTEEP and to NTEEP’s public float for the period commencing from January 2008 to February 2009:

			Monthly
		Monthly	trading volume
	Monthly	trading volume	to the total
	trading volume	to public float	issued Shares
	Number of	%	%
	Shares	(Note 1)	(Note 2)

2008
January	4,628,000	2.10	0.52
February	8,792,363	3.99	1.00
March	10,982,000	4.66	1.25
April	6,765,000	2.87	0.77
May	12,761,000	5.42	1.45
June	10,526,000	4.61	1.19
July	6,029,000	2.64	0.68
August	3,690,000	1.67	0.42
September	1,987,000	0.90	0.23
October	3,742,000	1.70	0.42
November	4,542,878	2.06	0.52
December	4,316,000	1.96	0.49

2009
January	10,292,000	4.67	1.17
February	36,830,117	16.70	4.18

Notes:

1.	Based on the number of total issued Shares held by public Shareholders at the end of each month (January 2008 to February 2008: 220,554,565; March 2008 to May 2008: 235,541,118; June 2008 to July 2008: 228,179,118; August 2008 to February 2009: 220,555,118).

2.	Based on the number of total issued Shares at the end of each month (January 2008 to February 2009: 881,670,588).

LETTER FROM SOMERLEY

The monthly trading volume of the Shares during the period from January 2008 to January 2009 was relatively thin with its highest recorded in May 2008, representing approximately 1.45% of the total issued Shares of NTEEP or approximately 5.42% of the Shares held by the public. In our view, this level of liquidity would not be sufficient for the Independent Shareholders to sell significant numbers of their Shares in the market without a substantial discount to the market price of the Shares. The Offer represents an opportunity for Independent Shareholders to dispose of their entire holdings at the Offer price if they so wish. Since the Announcement Date, the trading volume of the Shares has increased significantly and the monthly trading volume in February 2009 represents approximately 4.18% of the total issued share capital of NTEEP or approximately 16.70% of the Shares held by the public. Based on trading volume over the last year as a whole, it is not likely in our opinion that the relatively active trading volume recorded in this period will continue if the Offer lapses.
7.	Comparison with Comparable Companies

We have identified six companies (“Comparable Companies”) listed on the Stock Exchange which are principally engaged in the manufacturing of consumer electronic products and have their production in the PRC. The Comparable Companies we selected have a market capitalisation of over HK$450 million as at the Latest Practicable Date, which we consider to be a size comparable to NTEEP.

The following table sets out the comparison of the Offer price in terms of PER and PBR to those of the Comparable Companies:

	Closing share	Market
	price	Capitalisation
	HK$	HK$ million	PER	PBR
Company	(Note 1)	(Note 2)	(Note 3)
Foxconn International Holdings Limited (2038)	2.47	17,442	3.09	0.67
VTech Holdings Ltd (303)	28.75	7,068	4.12	1.98
Truly International Holdings Limited (732)	3.99	1,887	2.68	0.62
Alco Holdings Limited (328)	1.13	629	2.97	0.40

LETTER FROM SOMERLEY

	Closing share	Market
	price	Capitalisation
	HK$	HK$ million	PER
Company	(Note 1)	(Note 2)	(Note 3)	PBR
Wong’s Kong King International (Holdings) Limited (532)	0.67	495	4.47	0.42
Varitronix International Limited (710)	1.48	479	1.83	0.32
Average for all companies			3.19	0.74
NTEEP @ Offer price (Note 4)	1.50	1,323	7.5	1.83
Source: Bloomberg
Notes:

1.	Being the closing share prices of the companies as at the Latest Practicable Date.

2.	Market capitalisation of the companies as at the Latest Practicable Date quoted by Bloomberg.

3.	Calculated based on the closing share prices of the companies as at the Latest Practicable Date and the published financial information contained in the latest annual reports of the companies.

4.	The PBR of 1.83 times is calculated based on the Offer price and the Reassessed NAV.
(i)	PER

As shown in the above table, the PER of 7.5 times represented by the Offer price is higher than the PER of all the Comparable Companies which lies in the range of 1.83 to 4.47 times with an average of 3.19 times.

(ii)	PBR

As reflected in the above table, typical EMS manufacturers listed in Hong Kong are trading at PBR of less than 1 time, except for VTech Holdings Ltd which is currently trading at an PBR of 1.98 times. The PBR represented by the Offer price of 1.83 times is higher than the PBR of most of the Comparable Companies and above the average PBR of 0.74 times.

LETTER FROM SOMERLEY

8.	Comparison with privatisation precedents in Hong Kong

We have also compared the Offer to other privatisation proposals in Hong Kong. Set out in the table below are all privatisation precedents involving companies listed on the Stock Exchange announced since 1 January 2007 and up to the Latest Practicable Date (the “Privatisation Precedents”). Independent Shareholders are reminded that the following Privatisation Precedents are for reference purposes only. Given the Privatisation Precedents may be conducted under different market conditions and the companies involved operate in different industry sectors, the premiums or discounts of offer or cancellation consideration of the Privatisation Precedents may be different from that of the Offer.

			Premium/(discount) of offer/cancellation
		Offer/	price over/(to) the average share price
Date of initial		cancellation	prior to announcement of privatisation
announcement	Company	price	1 month	3 months	6 months	Result
13 February 2007	Asia Satellite Telecommunications Holdings Limited (1135)	18.30	32.13%	30.25%	34.26%	Failed (Note 1)
9 March 2007	Tom Online Inc. (8282)	1.52	16.92%	5.56%	11.76%	Successful
16 April 2007	ABC Communications (Holdings) Limited (30)	0.58	29.51%	34.60%	28.52%	Failed
19 April 2007	Shimao International Holdings Limited (649)	1.05	47.89%	43.84%	41.89%	Successful
14 June 2007	Chia Hsin Cement Greater China Holding Corporation (699) (Note 3)	2.26	18.32%	44.87%	58.04%	Successful
7 December 2007	Lei Shing Hong Limited (238)	10.00	37.36%	53.61%	75.44%	Successful
13 February 2008	Pacific Century Premium Developments Limited (432)	2.85	23.38%	16.33%	15.38%	Failed
28 February 2008	Mirabell International Holdings Limited (1179)	6.00	15.61%	18.34%	19.52%	Successful

LETTER FROM SOMERLEY

			Premium/(discount) of offer/cancellation
		Offer/	price over/(to) the average share price
Date of initial		cancellation	prior to announcement of privatisation
announcement	Company	price	1 month	3 months	6 months	Result
2 June 2008	Wing Lung Bank Ltd (96)	156.5	7.92%	22.99%	43.48%	Successful
2 June 2008	China Netcom Group Corporation (Hong Kong) Limited (906) (Note 3)	27.87	14.13%	19.46%	18.14%	Successful
10 June 2008	CITIC International Financial Holdings Limited (183) (Notes 2 & 3)	7.50	41.24%	61.99%	64.84%	Successful
3 September 2008	China Huiyuan Juice Group Limited (1886)	12.20	179.61%	160.83%	131.57%	Pending
4 November 2008	PCCW Limited (8) (Note 2)	4.50	36.36%	2.04%	(2.81)%	Pending
25 November 2008	Natural Beauty Bio-Technology Limited (157)	1.20	(10.45)%	(14.89)%	(21.57)%	Failed
3 December 2008	GST Holdings Limited (416)	3.38	107.36%	64.88%	47.60%	Pending
22 December 2008	Shaw Brothers (Hong Kong) Limited (80)	13.35	73.5%	54.0%	(4.5)%	Successful
17 February 2009	Crocodile Garments Limited (122)	0.40	94.77%	94.53%	76.33%	Pending
12 March 2009	Delta Networks, Inc. (722)	1.83	48.18%	67.86%	36.79%	Pending
Average (Note 5)			48.48%	46.82%	46.90%
24 February 2008	NTEEP	1.50	133.28%	134.07%	106.57%

LETTER FROM SOMERLEY

Notes:

1.	The privatisation of Asia Satellite Telecommunications Holdings Limited failed as the United States Department of State did not approve the proposed privatisation, which was one of the conditions precedents to such privatisation proposal.

2.	The offer price of the privatisation proposal of the respective company was revised upwards after the initial announcement. The computation above is based on the revised offer price.

3.	The offer in the privatisation proposal of the respective company consisted of share exchange offer or cash plus share exchange offer. The computation above was based on, among other things, the closing price of the respective shares to be exchanged (if they were publicly listed) before the initial announcement of the privatisation proposal.

4.	The selection criteria for the above privatisation precedents include all privatisation proposals (i) by way of scheme of arrangement; and (ii) by way of voluntary general offer with acceptance condition of at least 90% and intention to exercise compulsory acquisition if such offer becomes unconditional. As such, the privatisation of BALtrans Holdings Limited, which was privatised by way of voluntary general offer with acceptance condition of at least 50% only, is not included.

5.	In calculating the average premium of the offer/cancellation price to the share price for the Privatisation Precedents, we have taken out those offers which offer prices are at discounts to the market prices of the shares.
As set out above, the Offer price carries premiums of more than 100% over the average Share price in the last 1 month, 3 months and 6 months and is substantially higher when compared with the Privatisation Precedents.
DISCUSSION AND ANALYSIS
The business of NTEEP was founded in 1989 and NTEEP itself was listed on the Stock Exchange in 2004. It has grown to become a well-established vertically-integrated manufacturing solutions provider with a global customer base. However, the market environment for EMS remains challenging and the Board of NTEEP expects competition to get stiffer. Market statistics also indicate that the industry would record a negative growth in the near term. The gross profit margin for 2008 of NTEEP narrowed to 11.9% from 17.2% in 2007.
NTEEP has experienced its first loss since listing in recording a net loss after tax of approximately US$121.9 million (approximately HK$950.8 million) for the latest financial year ended 31 December 2008. However, excluding non-recurring items in connection with the impairment losses on goodwill and intangible assets of a total of US$144.6 million (approximately HK$1,127.9 million), NTEEP would have booked a net profit after tax of US$22.7 million (approximately HK$177.1 million), equivalent to an earnings per Share of approximately HK$0.20 per Share. The Offer price represents a PER of about 7.5 times to the adjusted earnings per Share.

LETTER FROM SOMERLEY

The Board of NTEEP determined not to declare dividends for 2008 in order to maintain cash reserves during the continuing economic turmoil. Having considered the competitive market conditions faced by NTEEP in the EMS and the global economic downturn, it is uncertain whether there would be any dividend payout in the near future.
NTEEP has not raised new money from the equity capital market since its listing in 2004. We do not consider it favourable to the Shareholders for further shares to be issued at the persistent low rating at which the Shares have been traded since the beginning of 2008.
The share price of NTEEP has largely underperformed the market when compared to the HSSCI. The Offer price represents a 158.6% premium to the 10 days’ average price before the Offer was announced. The Shares have been trading below the Offer price since 5 August 2008. In addition, the volume of trading in the Shares has been low, with monthly trading generally less than 6% of the free float of the Shares. Consequently, we consider that the terms of the Offer, through which Independent Shareholders are able to dispose of their whole holding of Shares at a substantial premium to recent market prices, represents a good opportunity for Independent Shareholders to realise their investment on an attractive basis.
The Offer price of HK$1.5 represents a premium of approximately 83% over the Reassessed NAV per Share of approximately HK$0.82. This Reassessed NAV includes the appraised value of HK$738.7 million of NTEEP Group’s properties as at 31 December 2008, representing a revaluation surplus of HK$337.9 million over the carrying value of the properties. We consider such premium is favourable as most Comparable Companies are valued at a discount to their respective book value under current market conditions. For reference purposes only, the premium offered by the Offer price also compares favourably with the Privatisation Precedents in 2007 and 2008.
OPINION AND ADVICE
Based on the above principal factors and reasons, we consider the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to accept the Offer.
Yours faithfully, for
and on behalf of
SOMERLEY LIMITED
Maggie Chan
Director

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

1.	THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated profit and loss accounts of the NTEEP Group for each of the three years ended 31 December 2008. The auditor’s reports in respect of the NTEEP Group’s audited consolidated financial statements for each of the three years ended 31 December 2006, 2007 and 2008 did not contain any qualifications. There were no extraordinary items and exceptional items in respect of the summary of the consolidated income statement of the NTEEP Group for each of the three years.
Financial Summary
For the three years ended 31 December

	2008	2007	2006
	US$’000	US$’000	US$’000
	(Audited)	(Audited)	(Audited)

Turnover	622,561	283,760	178,322
(Loss)/profit before income tax of NTEEP Group	(118,639)	66,397	17,535
Income tax expense of NTEEP Group	(3,295)	(5,655)	(214)
(Loss)/profit attributable to equity holders of NTEEP	(121,934)	60,859	17,329
Minority Interests	—	(117)	(8)
Dividends
Interim dividend	—	11,303	—
Final dividend proposed after the balance sheet date	—	33,910	—
Dividends per share	—	5.13 US cents	—
(Loss)/earnings per share	(13.83) US cents	6.90 US cents	1.97 US cents

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

2.	AUDITED ACCOUNTS OF THE NTEEP GROUP FOR THE YEAR ENDED 31 DECEMBER 2008

Set out below is the audited consolidated financial statements of the NTEEP Group as at 31 December 2007 and 2008 together with the relevant notes, as extracted from the results announcement of NTEEP dated 9 February 2009.
Audited Consolidated Income Statement
For the Year Ended 31 December 2008
(In Thousands of US Dollars, except as other wise stated)

	Notes	2008	2007

Revenue		622,561	283,760
Cost of sales		(548,538)	(234,917)

Gross profit		74,023	48,843
Investment income		3,627	3,609
Other income		5,248	6,125
Other expenses		—	(1,275)
Impairment loss on intangible assets		(979)	—
Impairment loss on goodwill		(143,570)	(24,340)
Gain on disposal of businesses		—	8,289
Gain on disposal of available-for-sale investments		—	43,815
Selling and distribution costs		(8,913)	(2,849)
Administrative expenses		(24,761)	(11,652)
Research and development expenditure		(10,823)	(4,144)
Finance costs		(12,491)	(24)

(Loss) profit before tax		(118,639)	66,397
Income tax expense	5	(3,295)	(5,655)

(Loss) profit for the year	6	(121,934)	60,742

Attributable to:
Equity holders of the Company		(121,934)	60,859
Minority interests		—	(117)

		(121,934)	60,742

Dividends (Note)	7	33,910	11,303

(Loss) earnings per share for (loss) profit for the year attributable to equity holders of the Company — basic and diluted	8	(13.83) US cents	6.90 US cents

Note:	The dividends paid in 2008 were in relation to the 2007 dividends.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Audited Consolidated Balance Sheet
As at 31 December 2008 and 31 December 2007
(In Thousands of US Dollars, except as other wise stated)

		31 December	31 December
	Notes	2008	2007
			(Restated)

Non-current assets
Property, plant and equipment		137,015	118,934
Prepaid lease payments		15,489	15,083
Goodwill		74,437	218,007
Deferred tax assets		868	755
Deposits paid for the acquisition of equipment		2,936	536
Intangible assets		4,325	7,300
Other assets		320	357

		235,390	360,972

Current assets
Inventories		27,300	32,598
Trade and other receivables	9	108,180	101,494
Prepaid lease payments		344	143
Taxation recoverable		—	5,407
Entrusted loan receivable		8,199	—
Bank balances and cash		129,349	154,236

		273,372	293,878

Current liabilities
Trade and other payables	10	121,063	125,719
Taxation payables		850	390
Unsecured bank borrowings — due within one year		—	5,470
Loan from ultimate holding company — due within one year		51,905	25,953
Amount due to ultimate holding company		12,146	—
Entrusted loan payable		8,199	—

		194,163	157,532

Net current assets		79,209	136,346

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

		31 December	31 December
	Notes	2008	2007
			(Restated)

Non-current liabilities
Deferred tax liabilities		5,639	5,901
Unsecured bank borrowings — due after one year		—	1,558
Loan from ultimate holding company — due after one year		259,525	285,477

		265,164	292,936

Net assets		49,435	204,382

Capital and reserves
Share capital		1,131	1,131
Reserves		48,304	203,251

Equity attributable to equity holders of the Company		49,435	204,382
Minority interests		—	—

Total equity		49,435	204,382

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

     Notes to the Consolidated Financial Statements
     For The Year Ended 31 December 2008
1.	BASIS OF PR ESENTATION

The Company was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands on 9 June 2003. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited with effect from 28 April 2004. Its ultimate holding company is Nam Tai Electronics, Inc., a company incorporated in the British Virgin Islands with its shares listed on the New York Stock Exchange.

The principal activities of the Company and its subsidiaries (hereinafter collectively refer red as the “Group”) are the manufacturing and marketing of consumer electronics and communications products, telecommunication component assembly and Liquid Crystal Display (“LCD”) products.

The consolidated financial statements are presented in United States dollar, which is also the functional currency of the Company.

2.	APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (“HK FRSS”)

In the current year, the Group has applied the following amendments and interpretations (“new HK FRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HK ICPA”), which are or have become effective.

Hong Kong Accounting Standard (“HK AS”) 39 & HK FRS 7 (Amendments)

Hong Kong (International Financial Reporting Interpretations Committee) — Interpretations (“HK(IFR IC)”) — Int 11

HK(IFRIC) — Int 12

HK(IFRIC) — Int 14
Reclassification of Financial Assets

HK FRS 2: Group and Treasury Share Transactions

Service Concession Arrangements

HK AS 19 — The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction

The adoption of these interpretations and amendments had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

Besides, the Group has early adopted HK FRS 8 “Operating Segments” in advance of its effective date, with effect from 1 January 2008. Amounts reported for the prior year have been restated on the new basis.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

HK FRSs (Amendments)	Improvements to HK FRSs [1]
HK AS1 (Revised)	Presentation of Financial Statements [2]
HK AS23 (Revised)	Borrowing Costs [2]
HK AS27 (Revised)	Consolidated and Separate Financial Statements [3]
HK AS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation [2]
HK AS 39 (Amendment)	Eligible Hedged Items [3]
HK FRS 1 & HK AS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate [2]
HK FRS 2 (Amendment)	Vesting Conditions and Cancellations [2]
HK FRS 3 (Revised)	Business Combination [3]
HK(IFR IC) — Int 13	Customer Loyalty Programmes[4]
HK(IFR IC) — Int 15	Accounting for Agreements for the Construction of Real Estate [2]
HK(IFR IC) — Int 16	Hedges of a Net Investment in a Foreign Operation [5]
HK(IFR IC) — Int 17	Distributions of Non-cash Assets to Owners [3]

1	Effective for annual periods beginning on or after 1 January 2009 except the amendments to HK FRS 5, effective for annual periods beginning on or after 1 July 2009

2	Effective for annual periods beginning on or after 1 January 2009

3	Effective for annual periods beginning on or after 1 July 2009

4	Effective for annual periods beginning on or after 1 July 2008

5	Effective for annual periods beginning on or after 1 October 2008
The adoption of HK FRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HK AS 27 (Revised) will affect the accounting treatment for changes in a parent’s ownership interest in a subsidiary. HK AS 23 (Revised) requires borrowing costs related to qualifying assets of the Group to be capitalised prospectively. The directors of the Company anticipate that the application of the other new and revised standards, amendments or interpretations will have no material impact on the results and financial positions of the Group.

3.	RESTATEMENT OF CERTAIN 2007 COMPARATIVE INFORMATION

The provisionally estimated fair values of assets acquired and liabilities assumed on the acquisition of Jetup Electronic (Shenzhen) Co., Ltd. (“Jetup”) and Zastron Precision-Tech Limited and its subsidiaries (the “Zastron Group”, hereinafter together with the acquisition of Jetup collectively referred as the “Acquisition”) as at 31 December 2007 were used for the preparation of the 2007 annual financial statements. The fair value assessment was completed during the current year, and pursuant to HK FRS 3, the comparative 31 December 2007 consolidated balance sheet has been restated to reflect the finalised fair value of assets acquired and liabilities from the Acquisition.

The effect of the reassessed fair value described above is summarised below:

			31 December 2007
			and
	31 December 2007	Restatements	1 January 2008
	US$’000	US$’000	US$’000
	(originally stated)		(as restated)

Balance sheet items
Goodwill	186,299	31,708	218,007
Intangible assets	46,721	(39,421)	7,300
Deferred tax liabilities	(13,614)	7,713	(5,901)

	219,406	—	219,406

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

4.	SEGMENT INFORMATION

The Group has adopted HK FRS 8 “Operating Segments” in advance of its effective date, with effect from 1 January 2008. HK FRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. Incontrast, the predecessor Standard (HK AS 14, “Segment Reporting”) required an entity to identify two sets of segments (business and geographical) using a risks and rewards approach, with the entity’s “system of internal financial reporting to key management personnel” serving only as the starting point for the identification of such segments. As a result, following the adoption of HK FRS 8, the identification of the Group’s operating segments has changed.

In prior years, segment information reported externally was analysed on the basis of geographical locations of its customers. However, information reported to Chief Executive Officer for the purposes of resource allocation and assessment of performance is more specifically focused on the operating divisions for different products and services.

As at 31 December 2007, the Group completed the Acquisition and consequently has reorganised into three operating divisions, namely, Consumer Electronic and Communication Products (“CECP”), Telecommunication Component Assembly (“TCA”), and the LCD Products (“LCDP”), for the purposes of resource allocation and assessment of performance from 1 January 2008 onwards.

The Group’s operating segments under HK FRS 8 are therefore CECP, TCA and LCDP and the principal activities of each operating segment are as follows:
•	CECP — manufacturing and marketing of consumer electronic and communication products, assembling such as mobile phone accessories, home entertainment devices, educational products and optical devices and software development;

•	TCA — manufacturing and marketing of telecommunication component assembly such as telecom LCD modules, telecom Flexible Printed Circuit (the “FPC”) subassemblies and FPC boards; and

•	LCDP — manufacturing and marketing of LCD products, parts and components.
Financial information regarding these segments is reported below. As the acquisition of TCA segment and LCDP segment was only completed on 31 December 2007, the segment revenue for CECP is the same as that disclosed in the consolidated revenue for the year ended 31 December 2007, and segment result for CECP for the year ended 31 December 2007 is US$45,649,000 which is determined based on the Group’s profit for the year, as adjusted for the gain on disposal of available-for-sale investments with related tax expense and impairment loss on goodwill recognised in that year, and therefore segment revenue and segment result are not separately presented for the year ended 31 December 2007.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

(a)	Segment revenues and results

Year ended 31 December 2008

					Segment
	CECP	TCA	LCDP	Elimination	total
	US$’000	US$’000	US$’000	US$’000	US$’000
				(Note)

Revenue — third parties	271,074	274,953	76,534	—	622,561
Revenue — inter-segment	—	—	141	(141)	—

	271,074	274,953	76,675	(141)	622,561
Cost of sales	(221,423)	(259,355)	(71,559)	141	(552,196)

Gross profit	49,651	15,598	5,116	—	70,365

Investment income	2,807	863	48	(91)	3,627
Other income (expense)	4,436	1,385	(167)	(406)	5,248
Selling and distribution costs	(3,735)	(1,533)	(1,677)	—	(6,945)
Administrative expenses	(10,601)	(10,081)	(4,779)	410	(25,051)
Research and development expenditure	(5,469)	(3,776)	(1,614)	(4)	(10,863)
Finance cost	—	(91)	(345)	91	(345)

Profit (loss) before tax	37,089	2,365	(3,418)	—	36,036
Income tax (expense) credit	(4,278)	1,220	53	—	(3,005)

Profit (loss) for the year	32,811	3,585	(3,365)	—	33,031

Note: Being elimination of inter-segment sales and other transactions which are charged at terms agreed by both parties.
Revenue reported above represents revenue generated from external customers. There were inter-segment sales of US$141,000 in the current year (2007: Nil).

The accounting policies of the operating segments are the same as the Group’s accounting policies. Segment profit represents the profit earned by each segment without allocation of the adjustments relating to changes in fair value of assets and the accrued interest on the loan from ultimate holding company arising from the Acquisition, reassessment on the estimation of the useful life of property, plant and equipment, amortisation of intangible assets arising from the Acquisition and impairment losses recognised on goodwill and intangible assets. This is the measure reported to Chief Executive Officer for the purposes of resource allocation and assessment of segment performance. These differences between this financial information and the consolidated total are also described below.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

The amounts presented for operating segments results reconciled to t he consolidated income statements are as follows:

		Adjustments
	Segments						Consolidated
	total	(Note 1)	(Note 2)	(Note 3)	(Note 4)	(Note 5)	total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Revenue — third parties	622,561	—	—	—	—	—	622,561
Revenue — inter-segment	—	—	—	—	—	—	—

	622,561	—	—	—	—	—	622,561
Cost of sales	(552,196)	—	3,658	—	—	—	(548,538)

Gross profit	70,365	—	3,658	—	—	—	74,023
Investment income	3,627	—	—	—	—	—	3,627
Other income	5,248	—	—	—	—	—	5,248
Impairment loss on goodwill	—	—	—	—	(143,570)	—	(143,570)
Impairment loss on intangible assets	—	—	—	—	—	(979)	(979)
Selling and distribution costs	(6,945)	—	28	(1,996)	—	—	(8,913)
Administrative expenses	(25,051)	—	290	—	—	—	(24,761)
Research and development expenditure	(10,863)	—	40	—	—	—	(10,823)
Finance cost	(345)	(12,146)	—	—	—	—	(12,491)

Profit (loss) before tax	36,036	(12,146)	4,016	(1,996)	(143,570)	(979)	(118,639)
Income tax expense	(3,005)	—	(290)	—	—	—	(3,295)

Profit (loss) for the year	33,031	(12,146)	3,726	(1,996)	(143,570)	(979)	(121,934)

Note 1: Being accrued interest on loan from ultimate holding company.

Note 2: Being reassessment on the estimation of the useful life of the property, plant and equipment arising from the Acquisition.

Note 3: Being amortisation of intangible assets arising from the Acquisition.

Note 4: Being impairment loss recognised on goodwill.

Note 5: Being impairment loss recognised on intangible assets.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

(b)	Revenues from major products and services

The Group’s revenue from its major products and services were as follows:

	2008	2007
	US$’000	US$’000

Sales of goods:
Telecom LCD modules	162,912	—
Mobile phone accessories	140,565	153,776
Telecom FPC modules	106,441	—
Home entertainment devices	79,019	68,603
LCD products	76,534	—
Educational products	26,543	39,237
Optical devices	24,721	19,864
Others	5,826	—

	622,561	281,480
Software development services	—	2,280

	622,561	283,760

(c)	Geographical segments

The Group principally operates in the PRC (country of domicile).

The Group’s revenues from external customers attributed to the group entities’ country of domicile (i.e. the PRC) and other foreign locations from which revenues are derived (based on shipping destinations) are detailed below:

	Revenue from
	external customers
	2008	2007
	US$’000	US$’000

Country of domicile:
PRC	87,110	49,382
Other foreign locations:
Asia Pacific region, excluding the PRC	254,181	24,001
North America	130,459	116,428
Europe	136,889	88,191
Others	13,922	5,758

	622,561	283,760

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

5.	INCOME TAX EXPENSE

	2008	2007
	US$’000	US$’000

Current tax:
PRC enterprise income tax charged at applicable rates	3,670	6,409
Japan corporate tax charged at 22%	—	1

	3,670	6,410
Deferred tax credit	(375)	(755)

	3,295	5,655

On 16 March 2007, the PRC promulgated the Law of the PRC on Enterpries Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. On 6 December 2007, the State Council of the PRC issued Implementation Regulation of the New Law. Under the New Law and Implementation Regulation, the Enterprise Income Tax rate of the Group’s subsidiaries in Shenzhen, the PRC was increased from 18% to 25% progressively from 1 January 2008 onwards.

For the year ended 31 December 2007, Namtai Electronic (Shenzhen) Co., Ltd. (“NTSZ”), a wholly owned subsidiary of the Company, and Shenzhen Namtek Company Limited (“Namtek Shenzhen”), a for mer wholly owned subsidiary of the Company, were subject to a tax rate of 15% on the assessable profits in accordance with the then applicable enterprise income tax law of the PRC and the relevant rules promulgated by the Shenzhen municipal government (“Former EIT Law”). In addition, the then directors expected that NTSZ and Namtek Shenzhen would qualify for a reduced tax rate of 10% as these subsidiaries exported 70% or more of the production value of its product in the past. Furthermore, the Group had applied refund of the taxes already paid for the profits of the PRC subsidiaries as a result of reinvestment of those profits by way of capital injection as allowed under the Former EIT Law. The income tax recoverable under the above arrangements was US$5,334,000 as at 31 December 2007 while no such income tax recoverable was outstanding as at 31 December 2008.

The relevant tax rates for the Group’s subsidiaries in Shenzhen are 18% (2007: 15%).

Zastron (Macao Commercial Offshore) Company Limited and Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited are exempted from Macao Complementary Tax in accordance with the Macao Decree Law No. 58/99/ M, Chapter 2, Article 12, dated 18 October 1999.

No provision for Hong Kong Profits Tax has been made as the Group did not have any assessable profit arising in Hong Kong for both years.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

6.	(LOSS) PROFIT FOR THE YEAR

	2008	2007
	US$’000	US$’000

(Loss) profit for the year has been arrived at after charging (crediting):

Auditor’s remuneration	521	210

Cost of inventories recognised as expense	548,538	234,140

Release of prepaid lease payments	344	71

Depreciation of property, plant and equipment	17,255	5,549
Depreciation of investment properties	—	950
Amortisation of intangible assets	1,996	—

	19,251	6,499
Less: Depreciation and amortisation included in research and development expenditure	(387)	(152)

	18,864	6,347
Loss (gain) on disposal of property, plant and equipment	14	(100)

Staff costs, including directors’ remunerations	50,031	18,625
Retirement benefit scheme contributions, including directors’ remunerations	1,814	490

Total staff costs	51,845	19,115
Less: Staff costs included in research and development expenditure	(8,720)	(3,459)

	43,125	15,656

7.	DIVIDENDS

	2008	2007
	US$’000	US$’000

Final paid — 3.85 US cents per share (2007: Nil)	33,910	—
Interim paid — Nil per share (2007: 1.28 US cents)	—	11,303

	33,910	11,303

Total dividends paid for the financial year 2007 was 30 HK cents per share (equivalent to 3.85 US cents). The Company paid 20 HK cents per share in April 2008 and 10 HK cents per share in August 2008.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

8.	(LOSS) EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for (loss) profit for the year attributable to equity holders of the Company is based on the following data:

	2008	2007
	US$’000	US$’000

(Loss) profit for the year attributable to equity holders of the Company	(121,934)	60,859

	’000	’000

Number of ordinary shares for the purpose of basic and diluted (loss) earnings per share (note)	881,671	881,671

The denominators used are the same as those detailed above for both basic and diluted earnings per share.

Note:

During 2007 and 2008, the exercise of the share options was not considered in calculating the diluted (loss) earnings per share, because they will not result in a decrease in earnings per share and increase in loss per share. All the outstanding share options previously granted to the directors and employees of the Group were cancelled in current year. No share options are outstanding as at 31 December 2008.
9.	TRADE AND OTHER RECEIVABLES

	2008	2007
	US$’000	US$’000

Trade receivables	104,175	95,611
Less: allowance for doubtful debts	(25)	(4)

	104,150	95,607
Other receivables	4,030	5,887

Total trade and other receivables	108,180	101,494

The Group allows an average credit period normally ranging from 30 days to 90 days to its trade customers.

The aged analysis of trade receivables (net of impairment) at the balance sheet dates is as follows:

	2008	2007
	US$’000	US$’000

Up to 30 days	45,808	53,915
31 to 60 days	34,410	33,211
Over 60 days	23,932	8,481

	104,150	95,607

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

10.	TRADE AND OTHER PAYABLES

The aged analysis of trade payables at the balance sheet dates is as follows:

	2008	2007
	US$’000	US$’000

Up to 30 days	42,978	52,481
31 to 60 days	33,172	38,341
Over 60 days	21,974	16,504

	98,124	107,326
Other payables	22,939	18,393

	121,063	125,719

The average credit period on purchases of goods is 60 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

3.	AUDITED ACCOUNTS OF THE NTEEP GROUP FOR THE YEAR ENDED 31 DECEMBER 2007

Set out below is the audited consolidated financial statements (including consolidated income statements, consolidated balance sheet, consolidated statement of changes in equity and consolidated cash flow statement) of NTEEP for the two years ended 31 December 2007 together with the relevant notes as extracted from the annual report of NTEEP for the year ended 31 December 2007.

Consolidated Income Statement

For the year ended 31 December 2007

		2007	2006
	Notes	US$’000	US$’000

Revenue	7	283,760	178,322
Cost of sales		(234,917)	(148,196)

Gross profit		48,843	30,126
Bank interest income		3,609	1,638
Other income	9	6,125	2,232
Other expenses		(1,275)	(1,278)
Impairment loss on goodwill	20	(24,340)	—
Gain on disposal of subsidiaries	31	8,289	—
Gain on disposal of available-for-sale investments	24	43,815	—
Loss on available-for-sale investments arising from split share structure reform	24	—	(1,869)
Selling and distribution costs		(2,849)	(1,090)
Administrative expenses		(11,652)	(8,939)
Research and development expenditure		(4,144)	(3,285)
Interest expense on amount due to ultimate holding company		(24)	—

Profit before tax		66,397	17,535
Income tax expense	11	(5,655)	(214)

Profit for the year	12	60,742	17,321

Attributable to:
Equity holders of the Company		60,859	17,329
Minority interests		(117)	(8)

		60,742	17,321

Dividends	13	11,303	3,982

Earnings per share for profit for the year attributable to equity holders of the Company — basic and diluted	14	6.90 US cents	1.97 US cents

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Consolidated Balance Sheet

At 31 December 2007

		2007	2006
	Notes	US$’000	US$’000

Non-current assets
Property, plant and equipment	15	118,934	33,419
Prepaid lease payments	16	15,083	2,602
Investment proper ties	17	—	17,007
Goodwill	18	186,299	24,340
Deposits paid for the acquisition of equipment		536	—
Other assets		357	139
Defer red tax assets	21	755	—
Intangible assets	19	46,721	—

		368,685	77,507

Current assets
Inventories	22	32,598	9,774
Trade and other receivables	23	101,494	30,500
Amount due from a fellow subsidiary		—	8
Prepaid lease payments	16	143	71
Taxation recoverable	11	5,407	2,884
Available-for-sale investments	24	—	24,360
Bank balances and cash	25	154,236	60,460

		293,878	128,057

Current liabilities
Trade and other payables	26	125,719	36,223
Taxation payables		390	305
Amount due to a fellow subsidiary		—	70
Unsecured bank borrowings — due within one year	27	5,470	—
Loan from ultimate holding company — due within one year	28	25,953	—

		157,532	36,598

Net current assets		136,346	91,459

Total assets less current liabilities		505,031	168,966

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

		2007	2006
	Notes	US$’000	US$’000

Non-current liabilities	27	1,558	—
Unsecured bank borrowings — due after one year
Loan from ultimate holding company — due after one year	28	285,477	—
Deferred tax liability	21	13,614	—

		300,649	—

		204,382	168,966

Capital and reserves
Share capital	29	1,131	1,131
Reserves		203,251	167,835

Equity attributable to equity holders of the Company		204,382	168,966
Minority interests		—	—

Total equity		204,382	168,966

The consolidated financial statements on pages 34 to 85 were approved and authorised for issue by the board of directors on 2 February 2008 and are signed on its behalf by:

Masaaki Yasukawa Director	John Quinto Farina Director

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

      Consolidated Statement Of Changes In Equity
      For the year ended 31 December 2007

				Equity-
				settled
				share-
				based		Investment
	Share	Share	Capital	payment	Statutory	revaluation	Retained		Minority
	capital	premium	reserve	reserve	reserve	reserve	profits	Total	interests	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
			(note a)		(note b)				(note c)

At 1 January 2006	1,131	81,198	2,829	823	4,381	1,362	50,721	142,445	—	142,445

Increase in fair value of available-for-sale investments recognised directly in equity	—	—	—	—	—	13,112	—	13,112	—	13,112
Profit (loss) for the year	—	—	—	—	—	—	17,329	17,329	(8)	17,321
Release upon split share structure reform	—	—	—	—	—	(213)	—	(213)	—	(213)

Total recognised income and expense for the year	—	—	—	—	—	12,899	17,329	30,228	(8)	30,220

Incorporation of a non-wholly owned subsidiary	—	—	—	—	—	—	—	—	8	8
Dividends paid (Note 13)	—	—	—	—	—	—	(3,982)	(3,982)	—	(3,982)
Share options expense	—	—	—	275	—	—	—	275	—	275

At 31 December 2006	1,131	81,198	2,829	1,098	4,381	14,261	64,068	168,966	—	168,966
Profit (loss) for the year	—	—	—	—	—	—	60,859	60,859	(117)	60,742
Effect of change in tax rate	—	—	—	—	—	(2,139)	—	(2,139)	—	(2,139)
Increase in fair value of available-for-sale investments recognised for the year	—	—	—	—	—	26,939	—	26,939	—	26,939
Transfer to profit or loss on disposal of available- for-sale investments	—	—	—	—	—	(39,061)	—	(39,061)	—	(39,061)

Total recognised income and expense for the year	—	—	—	—	—	(14,261)	60,859	46,598	(117)	46,481

Dividends paid (Note 13)	—	—	—	—	—	—	(11,303)	(11,303)	—	(11,303)
Transfer to amount due from a fellow subsidiary	—	—	—	—	—	—	—	—	117	117
Transfer	—	—	—	—	8,728	—	(8,728)	—	—	—
Transfer to retained earnings	—	—	—	(42)	—	—	42	—	—	—
Share options expense	—	—	—	121	—	—	—	121	—	121

At 31 December 2007	1,131	81,198	2,829	1,177	13,109	—	104,938	204,382	—	204,382

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Notes:

(a)	The capital reserve represents the pre-acquisition dividend declared by Namtai Electronic (Shenzhen) Co., Ltd. (“ NTSZ”), a wholly owned subsidiary of the Company, and reinvested by the Company into NTSZ, offset by the differences between the translation of NTSZ’s registered paid-up capital based on historical exchange rates and amount shown in the capital verification reports issued by the People’s Republic of China (other than Hong Kong and Macao, the “PRC”) certified public accountants, and the difference between the quota capital of Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited (“NTIC”), a wholly owned subsidiary of the Company, and the nominal amount of the Company’s shares issued as consideration.

(b)	The statutory reserve is not distributable but can be capitalised as share capital of NTSZ subject to approvals by the relevant authorities. Appropriations to this reserve are made out of NTSZ’s profit after tax calculated in accordance with accounting principles and financial regulations applicable to PRC enterprises (“PRC GAAP”) and shall not be less than 10% of profit after tax calculated in accordance with PRC GAAP.

(c)	The minority interests represented J.I.C. Technology Company Limited (“JIC” ), a fellow subsidiary, regarding its 25% equity interest in one of the Company’s former subsidiary, Nam Tai Solartech, Inc. (“NTSI”). On 31 December 2007, NTSI was de-registered and JIC agreed to bear its attributed losses in NTSI, and accordingly, the balance was settled through the current account.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

      Consolidated Cash Flow Statement
      For the year ended 31 December 2007

	2007	2006
	US$’000	US$’000

OPERATING ACTIVITIES
Profit before tax	66,397	17,535
Adjustments for:
Bank interest income	(3,609)	(1,638)
Gain on disposal of available-for-sale investments	(43,815)	—
Impairment loss on goodwill	24,340	—
Gain on disposal of property, plant and equipment	(100)	(190)
Loss on available-for-sale investments arising from split share structure reform	—	1,869
Share options expense	121	275
Interest expense on amount due to ultimate holding company	24	—
Gain on disposal of subsidiaries	(8,289)	—
Depreciation	6,499	6,380
Release of prepaid lease payments	71	71

Operating cash flows before movements in working capital	41,639	24,302
Increase in inventories	(6,577)	(732)
Increase in trade and other receivables	(1,313)	(9,482)
Increase in trade and other payables	8,341	6,973
Decrease in amount due from a fellow subsidiary	125	—
Decrease in amount due to a fellow subsidiary	(29)	(78)

Cash generated from operations	42,186	20,983
PRC enterprise income tax paid	(9,833)	(1,885)
PRC enterprise income tax refunded	1,029	930

NET CASH FROM OPERATING ACTIVITIES	33,382	20,028

INVESTING ACTIVITIES
Proceeds from disposal of available-for-sale investments	53,914	—
Disposal of subsidiaries (Note 31)	8,423	—
Acquisition of subsidiaries (Note 30)	10,848	—
Interest received	3,604	1,420
Proceeds on disposal of property, plant and equipment	108	246
Purchase of property, plant and equipment	(5,176)	(1,718)

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

	2007	2006
	US$’000	US$’000

NET CASH FROM (USED IN) INVESTING ACTIVITIES	71,721	(52)

FINANCING ACTIVITIES
Dividends paid	(11,303)	(3,982)
Interest paid	(24)	—

CASH USED IN FINANCING ACTIVITIES	(11,327)	(3,982)

NET INCREASE IN CASH AND CASH EQUIVALENTS	93,776	15,994

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	60,460	44,466

CASH AND CASH EQUIVALENTS AT END OF THE YEAR, representing bank balances and cash	154,236	60,460

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

     Notes to the Consolidated Financial Statements
      For the year ended 31 December 2007
1.	BASIS OF PRESENTATION

The Company was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands on 9 June 2003. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) with effect from 28 April 2004. The immediate and ultimate holding company is Nam Tai Electronics, Inc. (“NTE Inc.”), a company incorporated in the British Virgin Islands with its shares listed on the New York Stock Exchange. The address of the registered office and principal place of business of the Company are disclosed in the Corporate information section of the annual report.

Other than a PRC subsidiary which functional currency is Hong Kong Dollar, the functional currency of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) is United States dollar. The consolidated financial statements are presented in United States dollar.

The principal activities of the Group are the manufacturing and marketing of consumer electronics and communications products, telecommunication component assembly, and liquid crystal display (“LCD”) products, parts and components. The Group also engaged in the provision of software development services before the relevant business was being disposed of at 31 December 2007 (Note 31).

2.	APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (“HKFRSS”)

In the current year, the Group has applied, for the first time, the following new standard, amendment and interpretations (“new HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which are effective for the Group’s financial year beginning 1 January 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) — Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC) — Int 8	Scope of HKFRS 2
HK(IFRIC) — Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) — Int 10	Interim Financial Reporting and Impairment
The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) — Int 11	HKFRS 2: Group and Treasury Share Transactions[2]
HK(IFRIC) — Int 12	Service Concession Arranagements[3]
HK(IFRIC) — Int 13	Customer Loyalty Programmes[4]
HK(IFRIC) — Int 14	HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[3]

[1]	Effective for annual periods beginning on or after 1 January 2009

[2]	Effective for annual periods beginning on or after 1 March 2007

[3]	Effective for annual periods beginning on or after 1 January 2008

[4]	Effective for annual periods beginning on or after 1 July 2008
The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

3.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on SEHK and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group’s equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 Business Combinations are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Goodwill

Goodwill arising on an acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Revenue recognition

Revenue is measured at fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue from sales of goods are recognised when goods are delivered and title has passed.

Service income is recognised when services are provided.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

Property, plant and equipment

Property, plant and equipment other than construction in progress are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

Construction in progress represents property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognised impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management).

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Leasehold land held for owner-occupied purpose

The leasehold land component is classified as a prepaid lease payment and is amortised on a straight-line basis over the lease term.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are stated at cost less subsequent accumulated depreciation and any accumulated impairment losses. Depreciation is charged so as to write off the cost of investment properties using the straight-line method.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Development expenditure is charged to profit or loss in the period in which it is incurred, unless it meets the recognition criteria of an intangible asset in which case it is capitalised.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Subsequent to initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. Alternatively, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses (see the accounting policy in respect of impairment losses on tangible and intangible assets other than goodwill below).

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operations) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Group (i.e. United States dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased assets and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Retirement benefit costs

Payments to state managed retirement benefit schemes and other defined contribution retirement benefit schemes are charged as an expense when employees have rendered service entitling them to the contributions.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Financial assets

The Group’s financial assets are mainly classified into loans and receivables or available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

The accounting policies adopted in respect of each of the categories of the Group’s financial assets are set out below:
•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, amount due from a fellow subsidiary and bank balances and cash) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial assets below).

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss (see accounting policy on impairment loss on financial assets below).
Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

For all other financial assets, objective evidence of impairment could include:
•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organisation.
For certain categories of financial asset, such as trade and other receivables, that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 60 days, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and other receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade and other receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.
•	Financial liabilities

Financial liabilities include trade and other payables, amount due to a fellow subsidiary, unsecured bank borrowings and loan from ultimate holding company are subsequently measured at amortised cost, using the effective interest method.

•	Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.
Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received or receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

Share-based payment transactions — Equity-settled share-based payment transactions

Share options granted to employees of the Group

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (equity-settled share-based payment reserve).

At each balance sheet date, the Group revises its estimate of the number of options that are expected to ultimately vest. The effect of any change in estimate of the number of options that the Group expects will eventually vest is recognised in profit or loss with a corresponding adjustment to share option reserve.

At the time when the share options are exercised, the amount previously recognised in the equity-settled share-based payment reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in the equity-settled share-based payment reserve will be transferred to retained profits.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Impairment losses on tangible and intangible assets other than goodwill (see the accounting policy in respect of goodwill above)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. In addition, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in Notes 27 and 28, cash and cash equivalents and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained profits.

The directors of the Company review the capital structure on a quarterly basis. As part of this review, the directors consider the cost of capital and the risks associates with each class of capital. Based on recommendations of the directors, the Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

5.	KEY SOURCE OF UNCERTAINTY

The following are the key assumption concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Income taxes

As at 31 December 2007, a deferred tax asset of US$127,000 in relation to unused tax losses has been recognised in the Group’s balance sheet. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognised in the consolidated income statement for the period in which such a reversal takes place.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

6.	FINANCIAL INSTRUMENTS
6a.	Categories of financial instruments

	2007	2006
	US$’000	US$’000

Financial assets
Loans and receivables (including cash and cash equivalents)	255,730	90,968
Available-for-sale financial assets	—	24,360

	255,730	115,328

Financial liabilities
Amortised cost	444,177	36,293

6b.	Financial risk management objectives and policies

The Group’s major financial instruments include trade and other receivables, available-for-sale investments, bank balances and cash, trade and other payables, unsecured bank borrowings and loan from ultimate holding company. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk (currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

Currency risk

Several subsidiaries of the Company have foreign currency sales and purchases, and certain trade receivables and trade payables of the Group are denominated in Renminbi, which expose the Group to foreign currency risk. No sales of the Group are denominated in currencies other than the functional currencies of the group entity making the sale, whilst almost 74% costs are denominated in the group entity’s functional currencies. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure by closely monitoring the movement of foreign currency rate.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	2007	2006
	US$’000	US$’000

Assets
Renminbi	55,851	8,324

Liabilities
Renminbi	12,407	4,074

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Sensitivity analysis

The Group is mainly exposed to the fluctuations in Renminbi against United States dollar.

The following table details the Group’s sensitivity to a 7% increase and decrease in United States dollar against Renminbi. 7% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 7% change in foreign currency rate. A positive number below indicates an increase in profit where United States dollar strengthen 7% against the relevant currency. For a 7% weakening of United States dollar against the relevant currency, there would be an equal and opposite impact on the profit, and the balances below would be negative.

	Renminbi
	2007	2006
	US$'000	US$'000

Profit or loss (i)	416	38

(i)	This is mainly attributable to the exposure to outstanding Renminbi receivables and payables at year end in the Group.
The Group’s sensitivity to foreign currency has increased mainly due to the acquisition of certain subsidiaries, which have certain trade receivables and trade payables denominated in mentioned foreign currencies, from NTE Inc. on 31 December 2007 (Note 30).

Interest Rate Risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate loan from ultimate holding company (see Note 28 for details of this borrowing).

The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank borrowings (see Note 27 for details of these borrowings). It is the Group’s policy to keep its bank borrowings at floating rate of interests so as to minimise the fair value interest rate risk.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of London InterBank Offered Rate (“LIBOR”) arising from the Group’s United States dollar denominated borrowings.

Other price risk

The Group is exposed to equity price risk through its investments in listed equity securities. The Group’s equity price risk is mainly concentrated on equity instruments operating in technology industry sector quoted in the Shenzhen Stock Exchange. The Group has appointed a special team to monitor the price risk and will consider hedging the risk exposure should the need arise.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for the variable-rate bank borrowings at the balance sheet date. For variable-rate bank borrowings, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 40 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

At balance sheet date if interest rates had been 40 basis points higher/lower and all other variables were held constant, the Group’s profit would decrease/increase by US$281,000 and US$nil for the years ended 31 December 2007 and 2006 respectively.

The Group’s sensitivity to interest rates has increased during the current year mainly due to the acquisition of a subsidiary from NTE Inc. on 31 December 2007 (Note 30).

Credit risk

As at 31 December 2007, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge obligations by the counter parties or debtors is arising from the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, management of the Group has credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group has been largely dependent on a small number of customers for a substantial portion of its business. The five largest customers accounted for a total of 66% and 92% of the Group’s trade receivables as at 31 December 2007 and 2006 respectively. The failure of any of these customers to make required payments could have a substantial negative impact on the Group’s profits. The Group manages this risk by applying a limit on the credit to these customers.

The Group’s concentration of credit risk by geographical locations is mainly in Asia Pacific Region and Europe, which accounted for 96% (2006: 95%) of the total trade receivable as at 31 December 2007.

The credit risk on bank balances is limited because the counterparties are reputable banks in the PRC and Hong Kong.

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Liquidity and interest risk tables
The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at 31 December 2007 and 2006. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest dates on which the Group can be required to pay. The table includes both undiscounted cash flows and principal cash flows.

								Carrying
							Total	amount at
	Interest	Less than	1-3	3 months	1 to	Over	undiscounted	balance
	rate	1 month	months	to 1 year	5 years	5 years	cash flows	sheet date
	%	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

2007
Trade and other payables	—	121,337	3,764	618	—	—	125,719	125,719
Unsecured bank borrowings — variable-rate (note)	6	3,439	1,853	227	1,558	—	7,077	7,028
Loan from ultimate holding company	3.9	—	—	38,098	142,272	210,008	390,378	311,430

		124,776	5,617	38,943	143,830	210,008	523,174	444,177

2006
Trade and other payables	—	35,552	493	248	—	—	36,293	36,293

Note: The rate is based on Interbank Offered Rates outstanding at 31 December 2007.
6c.	Fair value
The fair value of financial assets and financial liabilities are deter mined as follows:
•	the fair value of financial assets held and financial liabilities issued with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices; and

•	the fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions.
The Group’s available-for-sale investments are measured at fair value as detailed in Note 24. The directors consider that the carrying amounts of all other financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

7.	REVENUE
Revenue represents the amounts received and receivable from sales of goods and provision of software development services by the Group to outside customers, less return and allowances, during the year. An analysis of the Group’s revenue for the year is as follows:

	2007	2006
	US$’000	US$’000

Sales of goods:
Mobile phone accessories	153,776	103,470
Home entertainment devices	68,603	36,474
Educational products	39,237	25,556
Optical devices	19,864	9,826

	281,480	175,326
Software development services	2,280	2,996

	283,760	178,322

8.	SEGMENTS
During the year ended 31 December 2006, as the Group was wholly engaged in manufacturing and marketing of consumer electronics and communication products and software development, the Group had only one business segment and its primary reporting segment was thus geographical segment.
As at 31 December 2007, the Group completed acquisition of certain new businesses from NTE Inc. (see Note 30) and consequently is organised into three operating divisions for management purposes — the Consumer Electronic and Communication Products (“CECP”), Telecommunication Component Assembly (“TCA”), and the LCD Products (“LCDP”). Their principal activities are as follows:
CECP	— manufacturing and marketing of consumer electronic and communication products, assembling.

TCA	— manufacturing and marketing of telecommunication component assembly.

LCDP	— manufacturing and marketing of LCD products, parts and components.
As the aforesaid acquisition was only completed at 31 December 2007, the board of directors of the Company considered that the Group’s risk and return are affected predominantly by differences in geographical areas for the year ended 31 December 2007, and the Group’s primary reporting segment is geographical segment.
Geographical segments
The Group’s operations are principally located in the PRC. The Group’s customers are mainly located in the North America, Europe and Asia Pacific region.
The following tables provide an analysis of the Group’s sales and results by geographical market based on the location of its customers:

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Income statement
Year ended 31 December 2007

	North		Asia Pacific
	America	Europe	Region	Others	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000

External revenue	116,428	88,191	73,383	5,758	283,760

Segment results	10,791	10,097	8,670	640	30,198

Unallocated corporate income					6,125
Unallocated corporate expenses					(1,275)
Bank interest income					3,609
Impairment loss on goodwill					(24,340)
Gain on disposal of subsidiaries					8,289
Gain on disposal of available-for-sale investments					43,815
Interest expense on amount due to ultimate holding company					(24)

Profit before tax					66,397
Income tax expense					(5,655)

Profit for the year					60,742

Balance sheet
At 31 December 2007

	North		Asia Pacific
	America	Europe	region	Others	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000

Assets
Segment assets	7,649	29,048	132,469	736	169,902

Unallocated corporate assets					492,661

Total assets					662,563

Liabilities
Segment liabilities	5,131	22,746	67,443	549	95,869

Unallocated corporate liabilities					362,312

Total liabilities					458,181

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Other information
Year ended 31 December 2007

	North		Asia Pacific
	America	Europe	region	Others	Unallocated	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Capital additions	—	—	8	—	5,168	5,176
Depreciation	—	—	87	—	6,412	6,499
Gain on disposal of property, plant and equipment	—	—	—	—	100	100
Income statement
For the year ended 31 December 2006

	North		Asia Pacific
	America	Europe	region	Others	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000

External revenue	67,546	54,725	55,469	582	178,322

Segment results	4,705	7,549	4,509	49	16,812

Unallocated corporate income					2,232
Unallocated corporate expenses					(1,278)
Bank interest income					1,638
Loss on available-for-sale investments arising from split share structure reform					(1,869)

Profit before tax					17,535
Income tax expense					(214)

Profit for the year					17,321

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Balance sheet
At 31 December 2006

	North		Asia Pacific
	America	Europe	region	Others	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000
Assets
Segment assets	2,214	28,278	32,835	527	63,854

Unallocated corporate assets					141,710

Total assets					205,564

Liabilities
Segment liabilities	1,233	19,187	6,207	145	26,772

Unallocated corporate liabilities					9,826

Total liabilities					36,598

Other information
Year ended 31 December 2006

	North		Asia Pacific
	America	Europe	region	Others	Unallocated	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Capital additions	—	—	4	—	1,770	1,774
Depreciation	—	—	95	—	6,285	6,380
Gain on disposal of property, plant and equipment	—	—	—	—	190	190

Since the products sold to various geographic markets were manufactured from the same production facilities located in the PRC, an analysis of assets and liabilities by geographical market had not been presented.
9.	OTHER INCOME

	2007	2006
	US$’000	US$’000

Exchange gain	4,703	745
Rental income (note)	1,267	1,276
Sundry	155	211

	6,125	2,232

Note:	Direct operating expenses from investment properties that generated rental income during the year which amounted to US$1,275,000 (2006: US$1,278,000).

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

10.	DIRECTORS’ AND EMPLOYEES’ EMOLUMENTS

Particulars of the emoluments of directors and the five highest paid employees are as follows:
(a)	Directors’ emoluments

The emoluments paid or payable to each of the eight (2006: nine) directors were as follows:

Year ended 31 December 2007

	Wong			John				Lee
	Kuen		Koo	Quinto	Chan	Thaddeus	Roger	Wa Lun,
	Ling,	Kazuhiro	Ming	Farina	Tit Hee,	Thomas	Simon	Warren
	Karene	Asano	Kown	(note 1)	Charles	Beczak	Pyrke	(note 2)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Fee	—	—	11	—	31	31	31	—	104
Other emoluments
Salaries	359	205	—	—	—	—	—	—	564
and other benefits
Performance related incentive bonus (note 5)	1,259	15	—	—	—	—	—	—	1,274
Retirement benefit scheme contributions	2	5	—	—	—	—	—	—	7
Share-based payments (note 6)	65	—	—	—	—	—	—	—	65

Total emoluments	1,685	225	11	—	31	31	31	—	2,014

Year ended 31 December 2006

	Wong	Guy Jean							Li Shi
	Kuen	Francois		Koo	Lee	Chan	Thaddeus	Roger	Yuen,
	Ling,	Bindels	Kazuhiro	Ming	Wa Lun,	Tit Hee,	Thomas	Simon	Joseph
	Karene	(note 3)	Asano	Kown	Warren	Charles	Beczak	Pyrke	(note 4)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Fee	—	57	—	—	28	31	31	27	—	174
Other emoluments
Salaries and other benefits	361	125	160	—	—	—	—	—	—	646
Performance related incentive bonus (note 5)	397	44	20	—	—	—	—	—	—	461
Retirement benefit scheme contributions	2	1	5	—	—	—	—	—	—	8
Share-based payments (note 6)	196	(56)	—	—	—	—	—	—	—	140

Total emoluments	956	171	185	—	28	31	31	27	—	1,429

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Notes:
1.	Appointed on 1 August 2007.

2.	Resigned on 16 April 2007.

3.	Resigned on 7 July 2006.

4.	Resigned on 1 March 2006.

5.	The performance related incentive bonus is determined based on the performance of the Group.

6.	Share-based payments represent fair value at grant date of share options issued under a Pre-IPO Share Option Scheme (as defined in note 35(c)) amortised to the income statement consolidated during the year.
(b)	Employees’ emoluments

During the year, the five highest paid individuals included one director (2006: two directors), details of whose emoluments are set out in (a) above. The emoluments of the remaining four (2006: three) highest paid individuals were as follows:

	2007	2006
	US$‘000	US$‘000
Salaries and other benefits	675	373
Performance related incentive payments	1,157	333
Retirement benefit scheme contributions	1	2
Share-based payments (note)	22	33

	1,855	741

Note:	Share-based payments represent fair value at grant date of share options issued under a Pre-IPO Share Option Scheme (as defined in note 35(c)) amortised to the consolidated income statement during the year.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

The emoluments of the employees were within the following bands:

	Number of employees
	2007	2006
HK$1,500,000 to HK$2,000,000 (equivalent to US$192,308 to US$256,410)	—	3
HK$2,500,001 to HK$3,000,000 (equivalent to US$320,513 to US$384,615)	1	—
HK$3,000,001 to HK$3,500,000 (equivalent to US$384,615 to US$448,718)	1	—
HK$3,500,001 to HK$4,000,000 (equivalent to US$448,718 to US$512,821)	1	—
HK$4,500,001 to HK$5,000,000 (equivalent to US$576,923 to US$641,026)	1	—

	4	3

During the years ended 31 December 2007 and 2006, no emoluments were paid by the Group to any of the directors or the five highest paid individuals (including directors and non-director employees) as an inducement to join or upon joining the Group or as compensation for loss of office. None (2006: two) of the directors waived their emoluments during the year.
11.	INCOME TAX EXPENSE

	2007	2006
	US$’000	US$’000

PRC enterprise income tax charged at applicable rates	6,409	214
Japan corporate tax charged at 22%	1	—

	6,410	214
Defer red tax credit (Note 21)	(755)	—

	5,655	214

In accordance with the applicable enterprise income tax laws of the PRC and the relevant rules promulgated by the Shenzhen municipal government, NTSZ and Shenzhen Namtek Company Limited (“Namtek Shenzhen”) are subject to a tax rate of 15% on the assessable profit for the year. In addition, if a foreign investment enterprise (“FIE”) exports 70% or more of the production value of its products (“Export Enterprise”), it is able to enjoy an effective tax rate of 10%. For the year ended 31 December 2006, NTSZ and Namtek Shenzhen exported more than 70% of the production value of their products and were qualified as Export Enterprises and were subject to a reduced tax rate of 10%. For the year ended 31 December 2007, NTSZ and Namtek Shenzhen also exported more than 70% of the production value of their products. The directors expect that NTSZ and Namtek Shenzhen will also qualify for an effective tax rate of 10% for the year ended 31 December 2007.

Furthermore, if a foreign investor directly reinvests by way of capital injection of its share of profits obtained from an FIE in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years, a refund of substantial amount of the taxes already paid on those profits may be obtained by the foreign investor, i.e. the Group.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

At 31 December 2007, income tax recoverables under the above arrangements were US$5,334,000 (2006: US$2,884,000), which are included in taxation recoverables in the consolidated balance sheet.

On 16 March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the PRC. Under the new Law which becomes effective from 1 January 2008, the tax refund under the capital reinvestment scheme as described above may be removed. As a result, for the current year, the Group has provided enterprise income tax at a tax rate of 10%. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for the year ending 31 December 2008, 2009, 2010, 2011, 2012 respectively for certain PRC subsidiaries of the Company. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply.

NTIC is exempted from Macao Complementary Tax in accordance with the Macao Decree Law No. 58/99/ M, Chapter 2, Article 12, dated 18 October 1999.

No tax is payable on the profit for the year ended 31 December 2006 arising in Japan since the assessable profit was wholly absorbed by tax losses brought forward.

No provision for Hong Kong Profits Tax has been made as the Group did not have any assessable profit arising in Hong Kong for both years.

The deferred tax credit for the year ended 31 December 2007 and deferred tax assets as at 31 December 2007 mainly represents recognition of deferred tax assets on accelerated accounting depreciation of property, plant and equipment.

The tax expense for the year can be reconciled to profit before tax per the consolidated income statement as follows:

	2007	2006
	US$‘000	US$‘000

Profit before tax	66,397	17,535

Tax at PRC enterprise income rate of 15%	9,960	2,630
Tax effect of expenses not deductible for tax purpose	2,259	405
Effect of tax exemptions granted to Macao subsidiary	(1,149)	(953)
Tax effect of PRC income tax relief	(3,201)	(1,490)
Tax effect of income not taxable for tax purpose	(1,425)	(560)
Effect of change in PRC tax law	(755)	—
Others	(34)	182

Tax expense for the year	5,655	214

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

12.	PROFIT FOR THE YEAR

	2007	2006
	US$'000	US$'000

Profit for the year has been arrived at after charging (crediting):

Auditor’s remuneration	210	189
Cost of inventories recognized as expense	234,140	147,463

Release of prepaid lease payments	71	71

Depreciation of property, plant and equipment	5,549	5,419
Depreciation of investment properties	950	961

	6,499	6,380

Less: Depreciation and amortisation included in research and development expenditure	(152)	(119)

	6,347	6,261

Gain on disposal of property, plant and equipment	(100)	(190)

Staff costs, including directors’ remunerations	18,625	12,430
Retirement benefit scheme contributions, including directors’ remunerations	490	418

Total staff costs	19,115	12,848
Less: Staff costs included in research and development expenditure	(3,459)	(2,647)

	15,656	10,201

13.	DIVIDENDS

	2007	2006
	US$'000	US$'000

Final paid — Nil per share (2006: 0.45 US cents)	—	3,982
Interim paid — 1.28 US cents per share (2006: Nil)	11,303	—

	11,303	3,982

The final dividend of 30 HK cents per share (equivalent to 3.85 US cents) (2006: Nil) has been proposed by directors and is subject to approval by shareholders in general meeting.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

14.	EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for profit for the year attributable to equity holders of the Company is based on the following data:

	2007	2006
	US$‘000	US$‘000
Profit for the year attributable to equity holders of the Company	60,859	17,329

	‘000	‘000

Number of ordinary shares for the purpose of basic and diluted earnings per share (note)	881,671	881,671

Note:	During 2006 and 2007, the exercise of the share options is not considered in calculating the diluted earnings per share because they will not result in a decrease in earnings per share. Share options which were not dilutive in 2006 and 2007 may affect earnings per share in future periods.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

15.	PROPERTY, PLANT AND EQUIPMENT

				Furniture,
		Leasehold		fixtures
		improve-	Plant and	and	Construction
	Buildings	ments	machinery	equipment	in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

COST
At 1 January 2006	24,380	10,696	24,330	1,913	2,770	64,089
Additions	—	96	172	186	1,320	1,774
Transfer to investment properties	(2,164)	—	—	—	—	(2,164)
Transfer	3,621	158	178	—	(3,957)	—
Disposals	—	(3)	(598)	(730)	—	(1,331)

At 31 December 2006 and 1 January 2007	25,837	10,947	24,082	1,369	133	62,368
Additions	—	356	766	7	4,047	5,176
Transfer from investment properties	24,044	—	—	—	—	24,044
Transfer	248	253	3,114	—	(3,615)	—
Acquired on acquisition of subsidiaries	—	7,167	61,434	1,240	126	69,967
Disposals	—	—	(1,299)	(4)	—	(1,303)
Disposal of subsidiaries	—	(169)	(149)	(39)	—	(357)

At 31 December 2007	50,129	18,554	87,948	2,573	691	159,895

DEPRECIATION
At 1 January 2006	2,318	7,397	14,241	1,358	—	25,314
Provided for the year	1,242	1,076	2,908	193	—	5,419
Transfer to investment properties	(509)	—	—	—	—	(509)
Eliminated on disposals	—	(1)	(552)	(722)	—	(1,275)

At 31 December 2006 and 1 January 2007	3,051	8,472	16,597	829	—	28,949
Provided for the year	1,292	1,086	3,008	163	—	5,549
Transfer from investment properties	7,987	—	—	—	—	7,987
Eliminated on disposals	—	—	(1,290)	(5)	—	(1,295)
Disposal of subsidiaries	—	(106)	(101)	(22)	—	(229)

At 31 December 2007	12,330	9,452	18,214	965	—	40,961

NET BOOK VALUES
At 31 December 2007	37,799	9,102	69,734	1,608	691	118,934

At 31 December 2006	22,786	2,475	7,485	540	133	33,419

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

All the Group’s buildings, including const ruction in progress, are situated on land in the PRC which are held by the Group under medium-term land use rights.
Property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Buildings	Over the shorter of term of the land use rights, or 20 years
Leasehold improvements	Over the shorter of term of the lease or 5 years
Other assets	20% — 25%
16.	PREPAID LEASE PAYMENTS
The Group’s prepaid lease payments represent payments for medium-term land use rights in the PRC.

	2007	2006
	US$’000	US$’000
Analysed for reporting purposes as:

Current assets	143	71
Non-current assets	15,083	2,602

	15,226	2,673

Prepaid lease payments are released to the consolidated income statement on a straight-line basis over the lease terms as stated in the land use right certificates.
As at 31 December 2006 and 2007, an amount of approximately nil and US$9,019,000 respectively represented prepaid lease payments in which land use rights certificate has not been obtained.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

17.	INVESTMENT PROPERTIES

Buildings
US$’000

COST
At 1 January 2006	21,880
Transfer from property, plant and equipment during the year	2,164

At 31 December 2006 and 1 January 2007	24,044
Transfer to property, plant and equipment during the year upon acquisition of subsidiaries	(24,044)

At 31 December 2007	—

DEPRECIATION
At 1 January 2006	5,567
Transfer from property, plant and equipment during the year	509
Provided for the year	961

At 31 December 2006 and 1 January 2007	7,037
Provided for the year	950
Transfer to property, plant and equipment during the year upon acquisition of subsidiaries	(7,987)

At 31 December 2007	—

NET BOOK VALUE
At 31 December 2007	—

At 31 December 2006	17,007

The fair value of the Group’s investment properties at 31 December 2006 was US$18,982,000. The fair value has been arrived at based on a valuation carried out by LCH (Asia-Pacific) Surveyors Limited, independent qualified professional valuers not connected with the Group. The valuation, which conforms to International Valuation Standards, was determined by reference to recent market prices for similar properties.
The above investment properties were depreciated on a straight-line basis over the shorter of the term of the land use rights or 20 years.
All of the Group’s investment properties were situated on land in the PRC which were held by the Group under medium-term land use rights.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

18.	GOODWILL

	2007	2006
	US$’000	US$’000

COST
At 1 January	24,340	24,340
Arising on acquisition of subsidiaries (Note 30)	186,299	—
Eliminated on disposal of subsidiaries	(24,340)	—

At 31 December	186,299	24,340

IMPAIRMENT
At 1 January	—	—
Impairment loss recognised in the year	24,340	—
Eliminated on disposal of subsidiaries	(24,340)	—

At 31 December	—	—

CARRYING AMOUNTS
At 31 December	186,299	24,340

Particulars regarding impairment testing on goodwill are disclosed in Note 20.
19.	INTANGIBLE ASSETS
The amount represents the customer base as part of acquisition of certain subsidiaries from NTE Inc. on 31 December 2007 (see Note 30).
Customer base represents a portfolio of customers with contractual business relationships with the subsidiaries acquired. These customers are expected to continue to trade with the Group as a result of the efforts of these subsidiaries in building the customer relationships and loyalty. Customer base is amortised on a straight line basis over its estimated useful live of 10 years.
20.	IMPAIRMENT LOSS ON GOODWILL
The goodwill balance as at 31 December 2006 arose from the acquisition of the software development businesses (the “Namtek Group”) from its ultimate holding company, NTE Inc., and the then management of Namtek Group. Goodwill acquired in a business combination was allocated, at acquisition, to the cash generating unit (“CGU”) — Namtek Group — that is expected to benefit from that business combination. No impairment loss was recognised for the year ended 31 December 2006. During the year ended 31 December 2007, the management of the Group recognised an impairment loss of US$24.3 million as the performance of the Namtek Group was not satisfactory and had deviated much negatively from plan.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

The goodwill balance as at 31 December 2007 arose from the acquisitions of certain subsidiaries from NTE Inc. on 31 December 2007 (see Note 30). For the purpose of impairment testing, the amount of goodwill as at 31 December 2007 has been allocated to two individual CGUs as follows:

US$’000

TCA	180,520
LCDP	5,779

186,299

During the year ended 31 December 2007, management of the Group determines that there are no impairments of any of its CGUs containing goodwill, except for Namtek Group.
The basis of the recoverable amounts of the above CGUs and their major underlying assumptions are summarised below:
The recoverable amount of TCA and LCDP have been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period at a discount rate of 12% and 10% per annum for TCA and LCDP, respectively. TCA’s and LCDP’s cash flows beyond the five-year period are extrapolated using a steady 6% and 3% growth rate, respectively. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculation relate to the estimation of cash inflows and outflows which include budgeted sales and budgeted gross margin, which is determined based on TCA’s and LCDP’s past performance and management’s expectation for the market development. Management believes that any reasonably possible change in any of these assumptions will not cause the aggregate carrying amounts of TCA and LCDP to exceed the aggregate recoverable amounts of TCA and LCDP.
21.	DEFERRED TAX ASSETS AND LIABILITY
The following are the major deferred tax asset and liability recognised and movements thereon during the current and prior years:

		Fair value
		adjustmens
	Accelerated	arising from
	accounting	acquisition of	Tax
	depreciation	subsidiaries	losses	Total
	US$’000	US$’000	US$’000	US$’000

At 1 January 2006, 31 December 2006 and 1 January 2007	—	—	—	—
Acquisition of subsidiaries	2,492	(16,233)	127	(13,614)
Effect of change in tax rate	755	—	—	755

At 31 December 2007	3,247	(16,233)	127	(12,859)

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

22.	INVENTORIES

	2007	2006
	US$’000	US$’000

Raw materials	25,270	7,793
Work in progress	3,717	1,216
Finished goods	3,611	765

	32,598	9,774

23.	TRADE AND OTHER RECEIVABLES

	2007	2006
	US$’000	US$’000

Trade receivables	95,611	29,680
Less: allowance for doubtful debts	(4)	(28)

	95,607	29,652
Other receivables	5,887	848

Total trade and other receivables	101,494	30,500

The Group allows an average credit periods normally ranging from 30 days to 60 days to its trade customers.
The aged analysis of trade receivables (net of impairment) at the balance sheet dates is as follows:

	2007	2006
	US$’000	US$’000

Up to 30 days	53,915	19,170
31- 60 days	33,211	9,836
Over 60 days	8,481	646

	95,607	29,652

Before accepting any new customer, the Group uses an internal credit scoring system to assess the potential customer’s credit quality and defines credit limits by customer. Limits and scoring attributed to customers are reviewed once a year. 94% of the trade receivables that are neither past due nor impaired have the best credit scoring attributable under the internal credit scoring system used by the Group. Of the trade receivables balance at the end of the year, approximately US$26,443,000 (2006: US$15,518,000) is due from the Group’s largest customer. There are no other customers who represent more than 25% of the total balance of trade receivables.
Included in the Group’s trade receivable balance are debtors with aggregate carrying amount of approximately US$5,786,000 (2006: US$4,236,000) which are past due at the reporting date for which the Group has not provided for impairment loss as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Ageing of trade receivables which are past due but not impaired

	2007	2006
	US$’000	US$’000

1-30 days	110	23
31- 60 days	2,539	4,125
61-90 days	1,383	84
91-120 days	1,205	4
121-180 days	549	—

Total	5,786	4,236

The Group has fully provided allowance for all receivables over 180 days because historical experience is such that receivables that are past due beyond 180 days are generally not recoverable.
Movement in the allowance for doubtful debts

	2007	2006
	US$’000	US$’000

Balance at beginning of the year	28	4
Impairment losses recognised on receivables	4	28
Amounts recovered during the year	(28)	(4)

Balance at end of the year	4	28

Included in the allowance for doubtful debts are individually impaired trade receivables with an aggregate balance of US$4,000 (2006: US$28,000). The Group does not hold any collateral over these balances.
24.	AVAILABLE -FOR- SALE INVESTMENTS
The amount at 31 December 2006 represented the Group’s investment in 80,600,173 A-shares of TCL Corporation, being 3.12% of its equity interest.
On 28 November 2005, TCL Corporation announced the proposal of a split share structure reform (“SSR”). Under the SSR, holders of TCL Corporation’s tradable A-shares would receive 2.5 shares for every 10 shares from the holders of promoter’s shares of TCL Corporation, on a pro rata basis. The remaining shares held by the promoters would be converted into A-shares, subject to a lock-up period of one year. On 6 April 2006, upon approval of the SSR by the China Securities Regulatory Commission, the Company’s interest in TCL Corporation was reduced from 95,516,112 shares to 80,600,173 shares, representing a change from 3.69% to 3.12%. As a result of the SSR, a loss of approximately US$1,869,000 was recognised in the consolidated income statement for the year 2006.
At 31 December 2006, the available-for-sale investments were stated at fair value by reference to bid price quoted on the Shenzhen Stock Exchange.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

On 20 April 2007 and 23 April 2007, the Group disposed of 39,000,000 and 41,600,173, respectively, A-shares of TCL Corporation through the Shenzhen Stock Exchange. Upon these disposals, the Group no longer owned any share in TCL Corporation. The net sales proceeds from the disposals in aggregate were US$53.9 million (net of commission, expenses and stamp duty), resulting in a gain of US$43.8 million (after taking into account the recognised loss of US$1.9 million arising from the split share structure reform of TCL Corporation in 2006 and the unrecognised gain since initial acquisition).

25.	BANK BALANCES AND CASH

Bank balances and cash of the Group comprise cash and short-term bank deposits with an original maturity of three months or less. The bank balances and deposits carry prevailing market interest rates ranging from 0.72% to 5.45% (2006: 0.72% to 5.24%).

26.	TRADE AND OTHER PAYABLES

The aged analysis of trade payables at the balance sheet dates is as follows:

	2007	2006
	US$’000	US$’000

Up to 30 days	52,481	15,923
31 to 60 days	38,341	13,174
Over 60 days	16,504	1,770

	107,326	30,867
Other payables	18,393	5,356

	125,719	36,223

The average credit period on purchases of goods is 60 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

27.	UNSECURED BANK BORROWINGS

	2007	2006
	US$’000	US$’000

Trust receipt loans	4,580	—
Bank loans	2,448	—

	7,028	—

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

The exposure of the Group’s unsecured bank borrowings and the contractual maturity dates are as follows:

	2007	2006
	US$’000	US$’000
Carrying amount repayable:

On demand or within one year	5,470	—
More than one year, but not exceeding two years	890	—
More than two years but not more than five years	668	—

	7,028	—

Less: Amounts due within one year shown under current liabilities	(5,470)	—

	1,558	—

The trust receipt loans carry annual interest rates ranging from 0.55% to 1.50% over Hong Kong/London/Singapore Interbank Offered Rate during the year ended 31 December 2007.
The range of effective interest rates on the Group’s bank loans are as follows:

	2007	2006

Effective interest rate	1.0% to 6.3%	—

The Group’s borrowings that are denominated in currencies other than the functional currency of the relevant Group entity are set out below:

	Denominated in
	JPY	USD
	US$’000	US$’000
As at 31 December 2007	877	5,626
During the year ended 31 December 2007, the Group obtained new bank borrowings through the acquisition of a subsidiary from NTE Inc.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

28.	LOAN FROM ULTIMATE HOLDING COMPANY

Pursuant to the sale and purchase agreement, the acquisition of subsidiaries from NTE Inc. on 31 December 2007 (Note 30) was settled by a loan from NTE Inc. of US$311,430,295 and the remainder in cash. The United States dollar denominated loan is unsecured, bears interest at a fixed rate of 3.9% per annum and is repayable over 12 years from 31 December 2008 by annual installment.

	2007	2006
	US$’000	US$’000

Carrying amount repayable as follows:

On demand or within one year	25,953	—
More than one year, but not exceeding two years	25,953	—
More than two years but not more than five years	77,858	—
More than five years	181,666	—

	311,430	—

Less: Amounts due within one year shown under current liabilities	(25,953)	—

	285,477	—

29.	SHARE CAPITAL

	Number of shares		Amount
	2007	2006	2007	2006
			HK$’000	HK$’000

Ordinary shares of HK$0.01 each

Authorised:
At begin ning and end of the year	2,000,000,000	2,000,000,000	20,000	20,000

Issued and fully paid:
At begin ning and end of the year	881,670,588	881,670,588	8,817	8,817

			US$’000	US$’000

Shown in the consolidated financial statements as			1,131	1,131

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

30.	ACQUISITION OF SUBSIDIARIES

On 24 September 2007, the Group entered into conditional sales and purchase agreement with NTE Inc. for acquisition of 100% equity interest in Jet up Electronic (Shenzhen) Co. Ltd. (“Jet up”), which engages in manufacture and marketing of LCD products, parts and components and 100% equity interest in Zastron Precision-Tech Limited (“ZPT”) and its subsidiaries (the “ZPT Group”), which engages in manufacturing and marketing of telecommunication component assembly (the “Acquisition”), which was amended and supplemented by a supplemental agreement of 28 November 2007 entered into by the same parties (collectively referred to as the “NTEEP Agreement”).

Pursuant to the NTEEP Agreement, the consideration of the Acquisition was HK$2,754,530,000 (approximately US$353,145,000) and the Acquisition was completed on 31 December 2007. This acquisition has been accounted for using the purchase method. The amount of goodwill arising as a result of the acquisition was US$186,299,000.

Pursuant to the NTEEP Agreement, consideration of US$41,715,000 is settled in cash on or before the fifth business day after the conditions of the NTEEP Agreement are satisfied; and the remaining consideration of US$311,430,000 is settled by a 12-year loan from NTE Inc. bearing an interest rate of 3.9% per annum and with annual equal principal repayment (see Note 28). Further details of the transaction and terms of the NTEEP Agreement are set out in a circular of the Company dated 5 December 2007.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

The net assets acquired in the transaction, and the goodwill arising, are as follows:

	Acquiree’s
	carrying	Provisional
	amount before	fair value	Provisional
	combination	adjustments	fair value
	US$’000	US$’000	US$’000

Net assets acquired:
Property, plant and equipment	45,682	24,285	69,967
Intangible assets	—	46,721	46,721
Deposits paid for acquisition of plant and equipment	525	—	525
Prepaid lease payments	10,347	2,277	12,624
Other assets	218	—	218
Taxation recoverable	73	—	73
Inventories	16,004	243	16,247
Trade and other receivables	70,003	—	70,003
Bank balances and cash	52,881	—	52,881
Trade and other payable	(80,999)	—	(80,999)
Deferred tax assets (liability)	2,619	(16,233)	(13,614)
Unsecured bank borrowings	(7,028)	—	(7,028)

	110,325	57,293	167,618

Goodwill			186,299
Cash paid and payable for direct expenses incurred in relation to the acquisition			(772)

Total consideration			353,145

Satisfied by:

Cash			41,715
Loan from ultimate holding company (Note 28)			311,430

			353,145

Net cash inflow arising on acquisition of subsidiaries:
Cash consideration paid, including direct expenses incurred in relation to the Acquisition			(42,033)
Bank balances and cash acquired			52,881

			10,848

If the Acquisition had been completed on 1 January 2007, total group revenue for the year would have been US$781 million, and profit for the year would have been US$78 million. The proform a information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2007, nor is it intended to be a projection of future results.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Goodwill arose in the business combination because the consideration paid effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled work force of ZPT Group and Jet up. These benefits are not recognised separately from goodwill as the future economic benefits arising from them can not be reliably measured.
The Group is in the process of assessing the fair value of property, plant and equipment, inventories, other assets and identifiable intangible assets acquired at date of acquisition; thus the allocation of goodwill disclosed herein is preliminary and subject to revision once the Group completes the valuation exercise.
31.	DISPOSAL OF SUBSIDIARIES

On 5 October 2007, the Group entered into a conditional sale and purchase agreement with a fellow subsidiary, JIC, for the disposal of its entire shareholding in Namtek Japan Company Limited and Namtek Shenzhen (the “Disposal”), which was amended and supplemented by a supplemental agreement of 28 November 2007 entered into by the same parties (collectively referred to as the “Namtek Agreement”).

Pursuant to the Namtek Agreement, the consideration of the Disposal was HK $80,500,000 (approximately US$10,321,000) and must be settled in cash on or before the fifth business days after the conditions of the Namtek Agreement are satisfied. The Disposal was completed on 31 December 2007 and details of the transaction and terms of the Namtek Agreement, are set out in a circular of the Company dated 5 December 2007. The net assets of Namtek Japan Company Limited and Namtek Shenzhen at the date of disposal were as follows:

US$’000

NET ASSETS DISPOSED OF

Property, plant and equipment	128
Taxation recoverable	30
Trade and other receivables	243
Bank balances and cash	1,898
Trade and other payables	(266)
Taxation payables	(1)

2,032
Gain on disposal	8,289

Total consideration, satisfied by cash	10,321

Net cash inflow arising on disposal:
Cash consideration	10,321
Bank balances and cash disposed of	(1,898)

8,423

The results of Namtek Japan Company Limited and Namtek Shenzhen for the year ended 31 December 2007 which have been included in the consolidated income statement were insignificant and they also did not contribute and utilise significantly to the Group’s cash flows.
No tax charge or credit arose on gain on the Disposal.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

32.	COMMITMENTS

	2007	2006
	US$’000	US$’000

Capital expenditure in respect of acquisition of property, plant and equipment:
Contracted for but not provided in the consolidated financial statements	3,116	540
Authorised but not contracted for	42,918	184

	46,034	724

Other commitments contracted for but not provided in the consolidated financial statements	185	—

	46,219	724

33.	OPERATING LEASES

The Group as lessee

	2007	2006
	US$’000	US$’000

Minimum lease payment made under operating leases in respect of land and building, office and factory premises during the year	246	256

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2007	2006
	US$’000	US$’000

Within one year	1,683	93
In the second to fifth year inclusive	5,025	—

	6,708	93

Operating lease payments represent payable by the Group for certain of its office and factory premises. Leases are negotiated for an average term of 2 to 8 years.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

The Group as lessor

Property rental income earned during the year was US$1,267,000 (2006: US$1,276,000). The property is leased to a subsidiary of ZPT which becomes a subsidiary of the Group on 31 December 2007 ( Note 30). At 31 December 2006, the Group had contracted with the subsidiary of ZPT for the following future minimum lease payments:

US$'000

Within one year	1,285
In the second to fifth year inclusive	5,140
Over five years	321

6,746

34.	RETIREMENT BENEFIT SCHEMES

According to the relevant laws and regulations in the PRC, the PRC subsidiaries of the Group are required to contribute 10% to 11% of the stipulated salary set by the local government, PRC, to the retirement benefit schemes (“PRC Scheme”) to fund the retirement benefits of their employees. The principal obligation of the Group with respect to the PRC Scheme is to make the required contributions under the scheme. The total contributions incurred in this connection for the year were approximately US$467,000 (2006: US$397,000).

The Group operates a retirement benefit scheme (“Macao Scheme”) for all qualifying employees in Macao and a mandatory provident fund scheme (“MPF Scheme”) for all qualifying employees in Hong Kong. The assets of the Macao Scheme and the MPF Scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes at the lower of HK$1,000 (equivalent to US$128) or 5% of the relevant payroll costs to the MPF Scheme and the Macao Scheme, which contribution is matched by employees. The total contributions incurred in this connection for the year were approximately US$8,000 (2006: US$10,000).

According to the relevant laws and regulations in Japan, Namtek Japan Company Limited is required to contribute approximately 7% of the relevant payroll costs to retirement benefit schemes in Japan. The total contributions incur red in this connection for the year were approximately US$15,000 (2006: US$11,000).

35.	SHARE - BASED PAYMENT TRANSACTIONS

Equity-settled share option scheme:
(a)	Share option scheme adopted by NTE Inc.

In May 2001, the board of directors of NTE Inc. approved another stock option plan (“2001 Scheme”) which would grant 15,000 options to each non-employee director of NTE Inc. elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of NTE Inc. or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan. The maximum number of shares to be issued pursuant to the exercise of options granted was 3,300,000 shares. There is no maximum entitlement for each of the key employee under this stock option plan. The option price granted to directors shall be equal to 100% of the market value of the common shares of NTE Inc. on the date of grant. The option price granted to other eligible participants other than directors shall not normally be less than market value of the

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

common shares of NTE Inc. on the date of grant. The options granted under this plan vest immediately and generally have a term of three years, subject to the discretion of the board of directors of NTE Inc. to prescribe the time or times which the option may be exercised, but cannot exceed ten years. The options are granted to non-employee directors based on past performance and /or expected contributions to NTE Inc. No consideration is payable on the grant of an option.

In February 2006, the board of directors of NTE Inc. approved another stock option plan with basically the same terms and conditions of the 2001 Scheme. The maximum number of shares to be issued pursuant to the exercise of options granted was 2,000,000 shares.

The following table disclose details of the share options granted to the directors and employees of the Group for services provided to NTE Inc. and movements in such holdings during the years:

Directors of the Company

	2001 Scheme
Exercise price per share	US$19.40	US$20.84	US$22.25	US$12.13	US$12.42

Number of options:
Outstanding at 1 January 2006	30,000	50,000	—	—	—
Granted during the year	—	—	15,000	—	—
Resigned as director during the year (note)	(30,000)	(50,000)	—	—	—

Outstanding at 31 December 2006 and 1
January 2007	—	—	15,000	—	—
Granted during the year	—	—	—	—	15,000
Appointed as a director during the year	—	—	—	40,000	—

Outstanding at 31 December 2007	—	—	15,000	40,000	15,000

Employees of the Group

	2001 Scheme
Exercise price per share	US$19.40	US$20.84

Number of options:
Outstanding at 1 January 2006	26,000	60,000
Exercised during the year	(26,000)	—

Outstanding at 31 December 2006 and 1 January 2007	—	60,000
Lapsed during the year	—	(60,000)

Outstanding at 31 December 2007	—	—

Note: The director concerned exercised the options subsequent to resignation.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Details of specific categories of options are as follows:

Date of grant	Exercise period	Exercise price
		US$

30 July 2004	30 July 2004 to 30 July 2006	19.40
2 February 2005	4 February 2005 to 4 February 2007	20.84
9 June 2006	9 June 2006 to 8 June 2009	22.25
14 May 2007	14 May 2008 to 13 May 2011	12.13
8 June 2007	8 June 2007 to 7 June 2010	12.42
The weighted average closing prices of NTE Inc.’s shares on the dates in which the share options were exercised was approximately US$22.884 for the year ended 31 December 2006. No share options granted to the directors and employees of the Group were exercised during the year ended 31 December 2007.

(b)	Share option scheme of the Company

The Company adopted a share option scheme (the “Scheme”) on 8 April 2004 which became effective on 28 April 2004, the date on which the shares of the Company were listed on the SEHK. Unless other wise cancelled or amended, the Scheme will remain in force for 10 years from that date.

The purpose of the Scheme is to grant options to eligible participants (as defined below) as an incentive or reward for the contributions to the Group and its associated companies (as defined below).

Those who are eligible to participate in the Scheme include (i) employees; directors; business partners, agents, consultants or representatives; suppliers, and customers; research, development or other technological consultants of the Group, Associated Companies and any controlling shareholder; (ii) shareholders who, in the opinion of the directors, have contributed to the development of the business of the Group or Associated Companies or any controlling shareholder; (iii) secondees devoting at least 40% of his time to the business of the Group or an associated company (together the “Eligible Persons”); and (iv) a trust for the benefit of an Eligible Person or his immediate family members and a company cont rolled by the Eligible Person or his immediate family members (together with the Eligible Persons being “Eligible Participants”). “Associated Companies” refer to those companies in the equity share capital of which the Company, directly or indirectly, has a 20% or greater beneficial interest but excluding the Company’s subsidiaries. “Controlling Shareholder” refers to (i) any person who is able to control the exercise of 30% (or such other percentage as may from time to time be specified in the Codes on Takeovers and Mergers and Share Repurchases as being the level for triggering a mandatory general offer) or more of the voting power at general meeting of the Company; (ii) any person who is in a position to control the composition of the Board; or (iii) any person who has the power to conduct the affairs of the Company according to his wishes by virtue of the constitutional documents or other agreements of the Company.

The exercise price of the share option is determinable by the board of directors, but shall not be less than the higher of: (i) the closing price of the Company’s shares as stated in the SEHK’s daily quotations sheet on the date of grant of that option, which must be a business day; (ii) the average of the closing share price per Company’s share as stated in the SEHK for the five trading days immediately preceding the date of grant of that option, and (iii) the nominal value of the Company shares.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

The maximum number of shares which may be issued on exercise of all options granted under the Scheme (excluding, for this purpose, options which have lapsed in accordance with the terms of the Scheme) and any other scheme shall not exceed 80,000,000, being 10% of the ordinary share capital of the Company in issue at the date of adoption of the Scheme. The maximum number of shares issuable under share options to each eligible participant in the Scheme within any 12-month period is limited to 1% of the maximum number of shares that may be issued pursuant to the Scheme. Any further grant of share options in excess of this limit is subject to shareholders’ approval in a general meeting.

The offer of a grant of share options shall be deemed to have been accepted when the counter par t of the option agreement is duly signed by the grantee together with payment by the guarantee of a nominal consideration of the amount specified in the offer, as being the consideration for the grant of the option, is received by the Company at the place specified in the option agreement within 28 days from the date of the offer or such other period as the Board may specify in writing. An option may be exercised during the period (not more than 10 years from the date of grant of the option) specified in the terms of grant.

No options have been granted under the Scheme since its adoption.

(c)	Pre-IPO Share Option Scheme of the Company

The Company adopted a Pre-IPO Share Option Scheme (“Pre-IPO Scheme”), the purpose of which is to recognise the contribution of certain directors and employees of the Group to the Group as a whole. The total number of shares subject to the Pre-IPO Scheme is 20,000,000 and no further options shall be granted under the Pre-IPO Scheme.

Details of the share options which were granted under the Pre-IPO Scheme and remained outstanding as at 31 December 2007 and 2006 are as follows:

							Options
							outstanding	Options
					Options	Options	as at 31	Options	outstanding
					outstanding	lapsed	December	lapsed	as at 31
		Exercise			as at	during	2006 and	during	December
	Date of	price	Exercisable	Vesting	1 January	the year	1 January	the year	2007
	grant	per share	period	period	2006	(note b)	2007	(note b)

Directors	6 April 2004	HK$3.88	28 April 2005 to 27 April 2014	Note a	8,200,000	(1,200,000)	7,000,000	—	7,000,000

Employees under continuous employment contract	6 April 2004	HK$3.88	28 April 2005 to 27 April 2014	Note a	9,440,000	(1,720,000)	7,720,000	(700,000)	7,020,000

					17,640,000	(2,920,000)	14,720,000	(700,000)	14,020,000

Notes:

(a)	During the first 12 months from 28 April 2004, no options granted to the directors and /or employees shall vest.

During the second 12 months from 28 April 2004, a cumulative maximum of 30% of the share options granted to the directors and /or employees shall vest.

During the third 12 months from 28 April 2004, a cumulative maximum of 60% of the share options granted to the directors and /or employees shall vest.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

During the remaining option period, a cumulative maximum of 100% of the share options granted to the directors and /or employees shall vest.

(b)	During the year ended 31 December 2007, 700,000 share options lapsed due to the cessation of employment of 2 employees.

During the year ended 31 December 2006, 1,720,000 share options and 1,200,000 share options lapsed due to the cessation of employment of 6 employees and resignation of 1 director, respectively.
No consideration had been received during the year from directors and employees for taking up the options granted.

The Group recognised a total expense of approximately US$121,000 for the year ended 31 December 2007 (2006: US$275,000) in relation to share options granted by the Company.
36.	RELATED PARTY TR ANSACTIONS

The Group has t he following significant transact ions with related parties in addition to the acquisition of subsidiaries as set out in Note 30, disposal of subsidiaries as set out in Note 31 and the granting of share options by NTE Inc. as set out in Note 35:

		2007	2006
Name of related parties	Nature of transactions	US$’000	US$’000

Former fellow subsidiaries:
Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron SZ”)	Rental income received	1,267	1,276
Jet up	Purchase of materials	251	415

Details of the balances with related parties at the balance sheet date are set out in the consolidated balance sheet on pages 35 and 36.

Compensation to key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	2007	2006
	US$’000	US$’000

Short-term employee benefits	2,284	1,543
Post-employment benefits	—	—
Other long-term benefits	—	—
Share-based payment	72	104

	2,356	1,647

The remuneration of directors and other members of key management is determined by the remuneration committee having regard to the performance of individuals and market trends.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

37.	PARTICULARS OF SUBSIDIARIES OF THE COMPANY

Details of the Company’s subsidiaries at 31 December 2007 are as follows:

			Proportion of
			issued registered/
	Place of	Registered/quota	quota capital
	incorporation/	capital issued	held by the Company
Name of	registration and	and	Directly	Indirectly
subsidiary	operations	paid up	%	%	Principal activities
First Rich Holdings Limited	British Virgin Islands	US$1	100	—	Investment holding
Jetup	PRC (note)	HK$181,200,000	—	100	Manufacture and distribution of LCD products
NTSZ	PRC (note)	US$157,000,000	100	—	Manufacture and marketing of consumer electronics and communications products
NTIC	Macao	MOP100,000	100	—	Data management, research & development and technical analysis
Top Eastern Investment Limited	Hong Kong	HK$1	100	—	Investment holding
Zastron (Macao Commercial Offshore) Company Limited	Macao	MOP100,000	—	100	Data management, research & development and technical analysis
Zastron SZ	PRC (note)	US$46,500,000	—	100	Manufacture and sale of LCD modules, Flexible Printed Circuit (“FPC”) subassemblies and FPC boards
ZPT	Cayman Islands	HK$0.1	100	—	Investment holding
Zastron Precision- Flex (Wuxi) Co., Ltd. (“Zastron Flex”)	PRC (note)	US$4,335,000	—	100	Research, development manufacture and marketing of FPC boards
Zastron Precision- Tech (Wuxi) Co., Ltd. (“Zastron Tech”)	PRC (note)	US$4,200,000	—	100	Research, development manufacture and marketing of electronic and mobile communication products

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

Note: NTSZ, Zastron SZ, Zastron Flex and Zastron Tech are registered in the form of wholly owned FIEs.

None of the subsidiaries had issued any debt securities at the end of the year.

38.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation.

APPENDIX I	FINANCIAL INFORMATION OF NTEEP

4.	INDEBTEDNESS STATEMENT

As at 31 December 2008, the NTEEP Group had a loan of US$311,430,295 outstanding due to its ultimate holding company, NTEI. The loan is unsecured and is repayable over 12 years from 31 December 2008.

During the year ended 31 December 2008, two of the PRC subsidiaries of NTEEP (as the entrusting party and borrower) entered into an entrusted loan arrangement in the amount of RMB56,000,000 (equivalent to approximately US$8,199,000) with a bank (as the lender).

Save as disclosed above and apart from intra-group liabilities, as at the close of business of 31 December 2008, the NTEEP Group had no outstanding mortgages, charges, debentures or other loan capital or bank overdrafts, loans or other similar indebtedness, liabilities under acceptance (other than normal trade bills), or any obligations under finance leases or hire purchase contracts or any guarantee or other material contingent liabilities.

5.	MATERIAL CHANGE

The Board of NTEEP confirms that other than the information shown in the audited accounts of NTEEP as at 31 December, 2008 announced on 9 February, 2009, it is not aware of any material change in the NTEEP Group’s financial or trading position or outlook since 31 December, 2007, the date to which the latest published audited consolidated accounts of the NTEEP Group were made up.

APPENDIX II	FURTHER TERMS OF THE OFFER

FURTHER PROCEDURES FOR ACCEPTANCE OF THE OFFER FOR
SHAREHOLDERS HOLDING THE SHARES THROUGH A CCASS PARTICIPANT
If you hold your Shares through a CCASS participant who deposited your Shares in CCASS, the following procedures are applicable to you.
(a)	If you have deposited your Shares with CCASS, instruct your broker/custodian to authorize HKSCC Nominees Limited to accept the Offer on your behalf on or before the deadline set by HKSCC Nominees Limited. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker/custodian for the timing on processing your instruction, and submit your instruction to your broker/custodian in the following ways:
(i)	Verbal Confirmation

Immediately call your broker/custodian and inform him of your intention to accept the Offer.
(ii)	Written Confirmation

If your broker/custodian has a designated form for you to complete in order to signify your acceptance in writing in respect of the Offer, complete that form.

If your broker/custodian does not have a designated form for you to complete in order to signify your intention in writing in respect of the Offer, write to your broker/custodian to signify your acceptance in respect of the Offer, indicating the number of Shares to be tendered for acceptance under the Offer.
(b)	If you have lodged your Shares with your Investor Participant Account with CCASS, authorize your instruction via the CCASS Phone System or CCASS Internet System not later than the deadline set by HKSCC Nominees Limited.

APPENDIX II	FURTHER TERMS OF THE OFFER

FURTHER PROCEDURES FOR ACCEPTANCE OF THE OFFER FOR REGISTERED SHAREHOLDERS
If you own shares in your name, the following procedures are applicable to you.
(a)	If the certificate(s) and/or transfer receipt(s) and, or any other document(s) of title, in respect of your Shares is/are in your name, and you wish to accept the Offer, you must complete the accompanying form of acceptance and transfer for Shares. The duly completed form of acceptance and transfer for Shares together with the relevant certificate and/or transfer receipt and, or other documents of title, and, or any indemnity required in respect thereof, should be sent by post or by hand to the Registrar at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

(b)	If the certificate(s) and/or transfer receipt(s) and/or any other document(s) of title in respect of your Shares is/are in the name of a nominee company or some name other than your own, and you wish to accept the Offer (in full or in part), you must either:
(i)	lodge your Share certificate and/or transfer receipt and/or any other documents of title with the nominee company, or other nominee, with instructions authorizing it to accept the Offer on your behalf and requesting it to deliver the for m of acceptance and transfer for Shares duly completed together with the relevant Share certificate and/or transfer receipt and/or other documents of title (and/or any satisfactory indemnity or indemnities required in respect of any lost Share certificate) to the Registrar; or

(ii)	arrange for the Shares to be registered in your name by NTEEP through the Registrar and send the form of acceptance and transfer duly completed together with the relevant Share certificate and /or transfer receipt and /or any other document of title (and/or any satisfactory indemnity or indemnities required in respect of any lost Share certificate) to the Registrar.
(c)	If you have lodged transfer of Shares for registration in your name and have not yet received your Share certificate and you wish to accept the Offer, you should nevertheless complete the relevant form of acceptance and transfer for Shares and deliver it to the Registrar together with the transfer receipt duly signed by yourself. Such action will be deemed to be an authority to NTEI or its agent to collect from NTEEP or its share registrar on your behalf the relevant Share certificate when issued and to deliver such certificate to the Registrar and to authorize and instruct the Registrar to hold such certificate, subject to the terms of the Offer, as if it was delivered to the Registrar with the relevant form of acceptance and transfer.

APPENDIX II	FURTHER TERMS OF THE OFFER

(d)	If the Share certificate and/or transfer receipt and/or any other documents of title (and /or any satisfactory indemnity or indemnities required in respect of any lost Share certificate) is/are not readily available and/or is/are lost and you wish to accept the Offer, the form of acceptance and transfer should nevertheless be completed and delivered to the Registrar and the relevant Share certificate and/or transfer receipt and/or any other documents of title (and/or any satisfactory indemnity or indemnities required in respect of any lost Share certificate) should be forwarded to the Registrar as soon as possible thereafter.

(e)	An acceptance may not be counted towards fulfilling an acceptance condition unless the acceptance form is duly completed and is accompanied by the relevant Share certificate and /or transfer receipt and /or any other documents of title but may, at the discretion of NTEI, be treated as valid for other purposes and in such cases, the consideration due will not be dispatched until the relevant Share certificate and/or transfer receipt and/or any other documents of title (and/or a satisfactory indemnity or indemnities in respect of any lost Share certificate) have been received by the Registrar and otherwise subject to the terms and conditions of the Offer. No acknowledgement of receipt for any form of acceptance and transfer, Share certificate and/or transfer receipt and/or any other documents of title will be given.
Acceptance Period and Revisions
(a)	The offer price for the Shares is final and is not subject to revision.

(b)	Unless the Offer has previously been extended or has previously become or been declared unconditional, the latest time for acceptance of the Offer is 4:00 p.m. on 6 April 2009.

(c)	If the Offer becomes or is declared unconditional in all respects, it will remain open for acceptance for not less than 14 days from the date on which NTEI announces that the Offer has become unconditional in all respects. If the Offer has become unconditional and it is stated that it will remain open until further notice, then not less than 14 days’ notice will be given in writing and by way of announcement prior to the closing of the Offer.

(d)	The Offer may not become or be declared unconditional as to acceptances after 7:00 p.m. on the 60th day after the date of this composite document is posted, that is 15 May 2009, except with the consent of the Executive.

APPENDIX II	FURTHER TERMS OF THE OFFER

(e)	Although no such revision is envisaged, if the Offer (in its original or any previously revised form) is revised, the benefit of the revised Offer will be made available to any Accepting Shareholders already accepted the Offer on the date of such revision. The revised Offer must be kept open for at least 14 days following the date on which it is announced.

The acceptance by or on behalf of an Accepting Shareholder of the Offer in its original and /or any previously revised form shall be treated as acceptance of the relevant Offer(s) as so revised. It shall also constitute an authority to any director of NTEI or of Yu Ming as the agent of the Accepting Shareholder:
(i)	to accept any such revised Offer on behalf of such Accepting Shareholder;

(ii)	if any revised or previously revised Offer(s) include(s) alternative forms of consideration, to make such elections for and accept such alternative forms of consideration in such proportions (as nearly as practicable) as those made by such Accepting Shareholder in the form of acceptance and transfer for Shares previously executed by him or on his behalf (or, if no such alternatives were previously available, to make an election for the consideration in the previous form); and

(iii)	to execute on behalf of and in the name of such Accepting Shareholder or all such further documents (if any) as may be required to give effect to such acceptances and/or elections.
In making any such election and/or acceptance, such agent shall take into account the nature of any previous acceptances made by or on behalf of the Accepting Shareholder and such other facts or matters as he/she may reasonably consider relevant.

(f)	The authorities conferred by paragraphs (e) (i) to (iii) (inclusive) and any acceptance of the relevant revised Offer(s) and/or any election pursuant thereto shall be irrevocable unless and until the Accepting Shareholder becomes entitled to withdraw his acceptance under the paragraph headed “Right of Withdrawal” below and duly does so.
Right of withdrawal
Pursuant to the Takeovers Code, an Accepting Shareholder is entitled to withdraw his acceptance after 21 days from 6 April 2009, being the first closing date of the Offer, if the Offer has not by then become unconditional as to acceptances. This entitlement to withdraw is exercisable until such time as the Offer becomes or is declared unconditional as to acceptances.

APPENDIX II	FURTHER TERMS OF THE OFFER

Announcements
By 6:00 p.m. on the Closing Date, NTEI shall inform the Executive and the Stock Exchange of its decision in relation to the revision, extension, expiry or unconditionality of the Offer. NTEI must publish an announcement on the Stock Exchange’s website by 7:00 p.m. on 6 April 2009 stating whether the Offer has not revised, extended, expired or became or been declared unconditional.
General
(a)	All communications, notices, forms of acceptance, form of t transfer, certificates, transfer receipts and other documents of title or of indemnity or of any other nature to be delivered by or sent to or from Shareholders will be delivered by or sent to or from them, or their designated agents, at their risk, and neither of NTEI or Yu Ming accepts any liability for any loss or any other liabilities whatsoever which may arise as a result.

(b)	Acceptance of the Offer by any person or persons will be deemed to constitute a warranty by such person or persons to NTEI that the Shares tendered under the Offer are sold by such person or persons free from all liens, charges, claims, equities, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attaching to them, including the rights to receive dividends if any, declared, made or paid by NTEEP on or after the Announcement Date.

(c)	Acceptance of the Offer by any nominee will be deemed to constitute a warranty by such nominee to NTEI that the number of Shares in respect of which it is indicated in the form of acceptance is the aggregate number of Shares held by such nominee for such beneficial owners who are accepting the Offer.

(d)	The provisions set out in the accompanying form of acceptance and transfer forms part of the terms of the Offer.

(e)	The accidental omission to dispatching this composite offer document and /or the accompanying form of acceptance and transfer or either of them to any person to whom the Offer is made shall not invalidate the Offer in any way.

(f)	The Offer and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(g)	References to the Offer in this composite offer document and in the form of acceptance and transfer for Shares shall include any extension and/or revision thereof.

APPENDIX II	FURTHER TERMS OF THE OFFER

(h)	Due execution of a form of acceptance and transfer for Shares will constitute an author it y to NTEI or its agents to complete and execute on behalf of the person accepting the Offer, and to do any other act that may be necessary or expedient for the purpose of vesting in NTEI, or such other person as it may direct, the Shares which are the subject of such acceptance.

(i)	The making of the Offer to certain persons not resident in Hong Kong may be affected by t he laws of t he relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any person outside Hong Kong wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant territory in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and payment of any transfer or other taxes due in respect of such jurisdiction.

(j)	The Offer is made in accordance with the Takeovers Code.

(k)	The English text of this composite offer document and of the form of acceptance and transfer for Shares shall prevail over the Chinese text.

APPENDIX III	VALUATION REPORT

The following is the text of a letter, summary of values and valuation certificate, prepared for the purposes of incorporation in this composite offer document received from LCH, the independent property valuer, in connection with its valuations as at 31 December 2008 of the property interests held by the NTEEP Group.
The readers are reminded that the report which follows has been prepared in accordance with the guidelines set by the International Valuation Standards, Eighth Edition, 2007 (the “IVS”) published by the International Valuation Standards Committee and the HKIS Valuation Standards on Properties, First Edition, 2005 (“HKIS Standards”) published by the Hong Kong Institute of Surveyors (the “HKIS”). Both standards entitle the valuer to make assumptions which may on further investigation, for instance by the readers’ legal representative, prove to be inaccurate. Any exception is clearly stated below. Headings are inserted for convenient reference only and have no effect in limiting or extending the language of the paragraphs to which they refer.

17th Floor
Champion Building
287 — 291 Des Voeux Road Central
Hong Kong

14 March 2009

The Directors
Nam Tai Electronic & Electrical Products Limited
Units 5811-5812, 58th Floor, The Center
99 Queen’s Road Central
Central
Hong Kong
Dear Sirs,
In accordance with the instructions given by the management of Nam Tai Electronic & Electrical Products Limited (hereinafter referred to as the “Company”) to us to value the properties held by the Company and its subsidiaries (hereinafter together with the Company referred to as the “Group”) in Hong Kong, Macao and the People’s Republic of China (hereinafter referred to as the “PRC” or “China”), we confirm that we have made relevant enquiries and obtained such further information as we consider necessary to support our opinion of values of the properties as at 31 December 2008 (hereinafter referred to as the “Date of Valuation”) for the Company’s internal management reference purpose.

APPENDIX III	VALUATION REPORT

We understand that the use of our work product (regardless of form of presentation) would form part of the Company’s business due diligence to the properties and we have not been engaged to make specific sale or purchase recommendations. We further understand that the use of our work product will not supplant other due diligence which a rational investor should conduct in reaching business decisions regarding the properties. Our findings and conclusion in this valuation are documented in a valuation report and submitted to the Company at today’s date.
At the request of the management of the Company, we prepared this summary report (including this letter and the valuation certificate) to summaries our findings and conclusion as documented in the valuation report for the purpose of inclusion in this circular at today’s date for the Company’s shareholders’ reference. Terms herein used without definition shall have the same meanings as in the valuation report, and the assumptions and caveats adopted in this summary report also apply to the valuation report.
BASIS OF VALUATION AND ASSUMPTIONS
According to the IVS which the HKIS Standards also follows, there are two valuation bases, namely market value basis and valuation bases other than market value. We considered that market value is the most appropriate basis of value for a wide range of applications, including the purpose of this engagement, thus, after discussed with the management of the Company, we have adopted the market value basis of the properties in our valuations. We confirmed that this is in line with the IVS and the HKIS Standards.
The term “Market Value” is defined as “the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s -length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion”.
There are three generally accepted approaches to value in arriving at the market value of a property on an absolute title basis, namely the Market Approach, the Cost Approach and the Income Approach. Having considered the general and inherent characteristics of the properties in Group I, we have adopted the depreciated replacement cost (“DRC”) approach which is an application of the Cost Approach in valuing specialised properties like the properties in Group I. The use of this approach requires an estimate of the market value of the land use rights of the property being valued for its existing use, and an estimate of the new replacement cost of the buildings and other site works from which deductions are then made to allow for age, condition, and functional obsolescence taken into account of the site formation cost and those public utilities connection charges to the property. The land use rights of the properties have been deter mined from market-based evidences by analysing similar sales or offerings of comparable properties.

APPENDIX III	VALUATION REPORT

The valuations of the properties are on the assumption that the properties are subject to the test of adequate potential profitability of the business having due regard to the values of the total assets employed and the nature of the operation.
By using this approach, the land should be assumed to have the benefit of planning permission for the replacement of the existing buildings and it is always necessary when valuing the land, to have regard to the manner in which the land is developed by the existing buildings and site works, and the extent to which these realise the full potential value of the land. When considering a notional replacement site, it should normally be regarded as having the same physical and location characteristics as the actual site, other than characteristics of the actual site which are not relevant, or are of no value, to the existing use. In considering the buildings, the gross replacement cost of the buildings should take into consideration everything which is necessary to complete the construction from a new green field site to provide buildings as they are, at the date of valuation, fit for and capable of being occupied and used for the current use. These costs to be estimated are not to erect buildings in the future but have the buildings available for occupation at the date of valuation, the work having commenced at the appropriate time.
We need to state that our opinion of values of the properties in Group I are not necessarily intended to represent the amount that might be realised from disposition of land use rights or various buildings of each of the properties on piece meal basis in the open market.
In valuing the properties in Group I, we have assumed that:
1.	the legally interested party in each of the property sells the properties in the market in its existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any other similar arrangement which would serve to increase the value of the property;
2.	the legally interested party in each of the properties has free and uninterrupted rights to use or assign the property interests for the whole of the unexpired term as granted and any premium payable has already been fully paid; and
3.	the properties can be freely disposed and transfer red free of all encumbrances at the Date of Valuation for their existing or alter native uses in the market to both local and overseas purchasers without payment of any premium to the government.

APPENDIX III	VALUATION REPORT

The current status of the properties in Group I regarding major approvals, consents or licences required in the PRC is set out as follows:
Document/Approval

Contract for the
Grant of State-owned
Land Use Rights/
		Contract for the	State-owned Land Use
	Enterprise Legal	Transfer of Stated-	Rights Certificate/
	Person Business	owned Land Use	Realty Title
Property	Licence	Rights or equivalent	Certificate
Property 1	Yes	Yes	Yes
Property 2	Yes	Yes	Yes
Property 3	Yes	Yes	Yes
Property 4	Yes	Yes	Yes
Property 5	Yes	Yes	Yes
In valuing properties 1 and 2 in Group I, we understand that portions of the properties are subject to an inter-company lease. According to both standards, property subject to inter- company lease should be valued on vacant possession basis and the existence of the lease must be disregarded. Therefore, in our valuations, we have considered these properties as being owner-occupied and valued on market value basis.
Properties in Groups II, III and IV are all rented by the Group in Hong Kong, in Macao and in the PRC, respectively, and have no commercial values due mainly to the short-term nature of the tenancy agreements or prohibition against assignment or sub-letting or lack of substantial profit rents.
MATTERS THAT MIGHT AFFECT THE VALUES REPORTED
No allowance has been made in our valuations for any charges, mortgages, outstanding premium or amounts owing on the proper ties. Unless otherwise stated, it is assumed that the properties are free from all encumbrances, restrictions, and outgoings of an onerous nature which could affect their values.
For the properties situated in the PRC, the type of taxes that could arise when those properties are sold include enterprise income tax, business tax, land appreciation tax and stamp duty. According to the information provided by the management of the Group, the properties in Group I located in the PRC are held and occupied by the Group for its owned business operations. The Group has no plan to sell the properties in Group I and it is unlikely that the potential tax liability will be crystallised in the near future.

APPENDIX III	VALUATION REPORT

As at the Latest Practicable Date of this circular, we are unable to identify any adverse news against the properties which may affect the reported values in our work product. Thus, we are not in the position to report and comment on its impact (if any) to the proper ties. However, should it be established subsequently that such news did exist at the Date of Valuation, we reserve the right to adjust the values reported herein.
ESTABLISHMENT OF TITLES
Due to the market value basis of valuation, the management of the Company provided us the necessary documents to support that the legally interested party in the properties of Group I, the Group, has free and uninterrupted rights to assign, to mortgage or to let the properties (in this instance, an absolute title) free of all encumbrances and any premiums payable have already been paid in full or outstanding procedures have been completed and that the Group has right to occupy the properties in Groups II, III and IV. However, our procedures to value, as agreed with the management of the Company, did not require us to conduct legal due diligence on the legality and formality on the way that the legally interested party obtained the properties from the relevant authorities.
For the sake of valuation, we have been provided with copies of the title documents regarding the properties in Groups I and IV, and have relied on the legal opinion as disclosed in the circular of the Company dated 11 November 2005 and 5 December 2007, respectively. We have conducted title searches of the properties in Groups II and III in the Land Registry of Hong Kong and Conservatoria do Registo Predial of Macao, respectively. However, we have not examined the original documents to verify the ownership and encumbrances or to ascertain the existence of any lease amendments, which may not appear on the copies handed to us. All documents disclosed (if any) are for reference only and no responsibility is assumed for any legal matters concerning the legal title and the rights (if any) to the properties valued. Any responsibility for our misinterpretation of the documents cannot be accepted.
The inherent defects in the land registration system of China forbidden us to inspect the original documents of properties in Groups I and IV that filed in the relevant authorities and to verify ownership or to verify any amendment which may not appear on the copies handed to us. We need to state that we are not legal professionals and are not qualified to ascertain the titles and to report any encumbrances that may be registered against the properties. However, we have complied with the requirements as stated in Practice Note No. 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and relied solely on the copies of title documents and the PRC legal opinions as provided by the Company with regard to the existing legally interested party in the properties in Groups I and IV. We are given to understand that the PRC legal opinions were prepared by qualified PRC legal advisers Guangdong Jingtian Law Firm dated November 2005 and King & Wood dated 3 December 2007, respectively. No responsibility and liability is assumed in relation to those legal opinions.

APPENDIX III	VALUATION REPORT

In our valuations, we have assumed that the legally interested party in each of the properties has obtained all the approval and/or endorsement from the relevant authorities, and that there would have no legal impediment (especially from the regulators) for the legally interested party to continue the ownership of the properties. Should this not be the case, it will affect our conclusion in this report significantly. The readers are reminded to have their own legal due diligence work on such issues. No responsibility or liability is assumed.
INSPECTIONS AND INVESTIGATIONS OF THE PROPERTIES IN ACCORDANCE WITH VS4 OF THE HKIS STANDARDS
As part of the agreed-upon procedures, we have conducted inspections to most of the properties and made reference to our previous inspection records of the properties in respect of which we have been provided with such information as we have requested for the purpose of our valuations. We have not inspected those parts of the properties which were covered, unexposed or inaccessible and such parts have been assumed to be in reasonable condition. We cannot express an opinion about or advice upon the condition of the properties and our work product should not be taken as making any implied representation or statement about the condition of the properties. No structural survey, investigation or examination has been made, but in the course of our inspections, we did not note any serious defects in the properties inspected. We are not, however, able to report that the properties are free from rot, infestation or any other structural defects. No tests were carried out to the utilities (if any) and we are unable to identify those utilities covered, unexposed or inaccessible.
Our valuations have been made on the assumption that no unauthorised alteration, extension or addition has been made in the properties, and that the inspection and the use of this report do not purport to be a building survey of the properties. We have assumed that the properties are free of rot and inherent danger or unsuitable materials and techniques.
We have not carried out on-site measurements to verify the correctness of the areas of the properties, but have assumed that the areas shown on the documents and handed to us are correct. All dimensions, measurements and areas are approximations.
Our engagement and the agreed procedures to value the properties did not include an independent land survey to verify the legal boundaries of the properties. We need to state that we are not in the land survey profession, therefore, we are not in the position to verify or ascertain the correctness of the legal boundaries of such properties that appeared on the documents handed to us. No responsibility from our part is assumed. The management of the Company or interested party in the properties should conduct their own legal boundaries due diligence work.

APPENDIX III	VALUATION REPORT

We have not arranged for any investigation to be carried out to deter mine whether or not any deleterious or hazardous material has been used in the construction of the properties, or has since been incorporated, and we are therefore unable to report that the properties are free from risk in this respect. For the purpose of this valuation, we have assumed that such investigation would not disclose the presence of any such material to any significant extent.
We are not aware of the content of any environmental audit or other environmental investigation or soil survey which may have been carried out on the properties and which may draw attention to any contamination or the possibility of any such contamination. In undertaking our work, we have been instructed to assume that no contaminative or potentially contaminative uses have ever been carried out in the properties. We have not carried out any investigation into past or present uses, either of the properties or of any neighbouring land, to establish whether there is any contamination or potential for contamination to the properties from these uses or sites, and have therefore assumed that none exists. However, should it be established subsequently that contamination, seepage or pollution exists at the properties or on any neighbouring land, or that the premises have been or are being put to a contaminative use, this might reduce the values now reported.
SOURCES OF INFORMATION AND ITS VERIFICATION IN ACCORDANCE WITH VS5 OF THE HKIS STANDARDS
We have relied solely on the information provided by the management of the Company or its appointed personnel without further verification and have fully accepted advice given to us on such matters as planning approvals or statutory notices, locations, titles, easements, tenure, occupation, lettings, rental, site and floor areas and all other relevant matters.
The scope of valuations has been deter mined by reference to the property list provided by the management of the Company. All properties on the list have been included in our valuations. The management of the Company has confirmed to us that it has no property interests other than those specified on the list supplied to us.
Unless other wise stated, we have not carried out any valuation on a redevelopment basis and the study of possible alter native development options and the related economics do not come within the scope of our work product.
Our valuations have been made only based on the advice and information made available to us. While a limited scope of general inquiries had been made to the local property market practitioners, we are not in a position to verify and ascertain the correctness of the advice given by the relevant personnel. No responsibility or liability is assumed.

APPENDIX III	VALUATION REPORT

Information furnished by others, upon which all or portions of our work product are based, is believed to be reliable but has not been verified in all cases. Our procedures to value or work do not constitute an audit, review, or compilation of the information provided. Thus, no warranty is made nor liability assumed for the accuracy of any data, advice, opinions, or estimates identified as being furnished by others which have been used in formulating our work product.
When we adopted the work products from other professions, external data providers and the management of the Company in our valuations, the assumptions and caveats that adopted by them in arriving at their figures also applied in our valuations. The procedures we have taken do not provide all the evidence that would be required in an audit and, as we have not performed an audit, accordingly, we do not express an audit opinion.
We are unable to accept any responsibility for the information that has not been supplied to us by the management of the Company or its appointed personnel. Also, we have sought and received confirmation from the management of the Company or its appointed personnel that no materials factors have been omitted from the information supplied. Our analysis and valuations are based upon full disclosure between us and the Company of material and latent facts that may affect the valuations. We have had no reason to doubt the truth and accuracy of the information provided to us by the management of the Company or its appointed personnel. We consider that we have been provided with sufficient information to reach an informed view, and have had no reason to suspect that any material information has been withheld.
Unless other wise stated, all monetary amounts are in Hong Kong dollars (HK$). In valuing the properties in Group I, the adopted exchange rate was the prevailing rate as at the Date of Valuation, being Renminbi (Rmb) 0.88 per HK$1 and no significant fluctuation in exchange rate has been found between that date and the date of this summary report.
LIMITING CONDITIONS OF THIS SUMMARY REPORT
Our opinion of values of the properties in this summary report is valid only for the stated purpose and only for the Date of Valuation, and for the sole use of the named Company. We or our personnel shall not be required to give testimony or attendance in court or to any government agency by reason of this summary report, and the valuer accepts no responsibility whatsoever to any other person.
No responsibility is taken for changes in market conditions and local government policy and no obligation is assumed to revise the attached valuation certificate to reflect events or conditions, which occur or make known to us subsequent to the date hereof.

APPENDIX III	VALUATION REPORT

Neither the whole nor any part of this summary report or any reference made hereto may be included in any published documents, circular or statement, or published in any way, without our written approval of the form and context in which it may appear. Nonetheless, we consent to the publication of this summary report in this circular to the Company’s shareholders’ reference.
Our maximum liability relating to services rendered under this engagement (regardless of form of action, whether in contract, negligence or other wise) shall be limited to the charges paid to us for the portion of its services or work products giving rise to liability. In no event shall we be liable for consequential, special, incidental or punitive loss, damage or expense (including without limitation, lost profits, opportunity costs, etc.), even if it has been advised of their possible existence.
The Company is required to indemnify and hold us and our personnel harmless from any claims, liabilities, costs and expenses (including, without limitation, attorney’s fees and the time of our personnel involved) brought against, paid or incurred by us at a time and in any way based on the information made available in connection with our report except to the extent that any such loses, expenses, damages or liabilities are ultimately deter mined to be the result of gross negligence of our engagement team in conducting its work. This provision shall survive even after the termination of this engagement for any reason.
STATEMENTS
Our report is prepared in line with the requirements contained in Chapter 5 and Practice Note No. 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Rule 11 of The Codes on Takeovers and Mergers and Share Repurchases published by the Securities and Futures Commission as well as the guidelines contained in the HKIS Standards. The valuations have been under taken by valuers, acting as external valuers, qualified for the purpose of the valuations.
We retain a copy of this summary report and the detailed valuation report together with the data from which it was prepared, and these data and documents will, according to the Laws of Hong Kong, keep for a period of 6 years from the date of this report and to be destroyed thereafter. We considered these records confidential, and we do not permit access to them by anyone, with the exception for law enforcement authorities or court order, without the Company’s authorisation and prior arrangement made with us.
The valuations of the properties depend solely on the assumptions made in this report and not all of which can be easily quantified or ascertained exactly. Should some or all of the assumptions prove to be inaccurate at a later date, it will affect the reported values significantly.

APPENDIX III	VALUATION REPORT

We hereby certify that the fee for this service is not contingent upon our conclusion of values and we have no significant interest in the properties, the Group or the values reported.
Our valuations are summarised below and the valuation certificate is attached.
Yours faithfully, For
and on behalf of
LCH (Asia-Pacific) Surveyors Limited

Joseph Ho Chin Choi	Elsa Ng Hung Mui
B.Sc. PgD RPS (GP)	B.Sc. M.Sc. RPS (GP)
Managing Director	Director
Contributing Valuer:
Terry Fung Chi Hang BSc
Notes:
1.	Mr. Joseph Ho Chin Choi has been conducting assets valuation (including real estate proper ties) and advisor y work in Hong Kong, Macau, Taiwan, mainland China, Japan, South East Asia, Australia, Finland, Germany, Guyana, Argentina, the United Kingdom, Canada and the United States of America for various purposes since 1988. He has more than 20 years of experience in valuing real estate properties in mainland China.
2.	Ms. Elsa Ng Hung Mui is a Registered Professional Surveyor who has been conducting valuation of real estate properties in Hong Kong since 1994 and has more than 10 years of experience in valuing properties in mainland China.
3.	Both Mr. Joseph Ho Chin Choi and Ms. Elsa Ng Hung Mui are valuers on the List of Property Valuers for Under taking Valuation for Incorporation or Reference in Listing Particulars and Circulars and Valuations in Connection with Takeovers and Mergers published by the HK IS.

APPENDIX III	VALUATION REPORT

SUMMARY OF VALUES

Group I —	Properties held and occupied by the Group under long-term title certificates in the PRC and valued by DRC Approach or Market-based evidence

			Amount of
			valuations in
			its existing state
		Interest	attributable to the
		attributable	Group as at
	Property	to the Group	31 December 2008
			HK$

1.	A factory complex located at Gusu Industrial Estate Xixiang Town Baoan District Shenzhen Guangdong Province The People’s Republic of China	100 per cent.	196,220,000

2.	A factory complex adjoining to Property 1 as listed above and located at Gusu Industrial Estate Xixiang Town Baoan District Shenzhen Guangdong Province The People’s Republic of China	100 per cent.	229,570,000

3.	A parcel of vacant land known as Lot No. A614-0377 and situated at the Guang Ming New District Shenzhen Baoan Hi-Tech Industrial Park Shenzhen Guangdong Province The People’s Republic of China	100 per cent.	66,530,000

APPENDIX III	VALUATION REPORT

			Amount of
			valuations in
			its existing state
		Interest	attributable to the
		attributable	Group as at
	Property	to the Group	31 December 2008
			HK$

4.	A parcel of vacant land known as Land No. B14-A (Lot No. 6-009-011-016) and situated at the Wuxi National Hi-tech Industries Development Zone Wuxi City Jiangsu Province The People’s Republic of China	100 per cent.	21,800,000

5.	A parcel of land known as Lot No. 6-007-040-013 and situated at the Wuxi New District Meicun Town Zhang Gong Qiao Village Wuxi City Jiangsu Province The People’s Republic of China	100 per cent.	224,600,000

		Sub-total:	HK$738,720,000

APPENDIX III	VALUATION REPORT

Group II —	Property rented by the Group in Hong Kong

Amount of
Valuations in
its existing state
attributable to the
Group as at
	Property		31 December 2008
HK$

6.	Units 5811-12 on the 58th Floor The Center 99 Queen’s Road Central Central, Hong Kong		No Commercial Value
		Sub-total:	Nil

APPENDIX III	VALUATION REPORT

Group III —	Properties rented by the Group in Macao

Amount of
Valuations in
its existing state
attributable to the
Group as at
	Property		31 December 2008
HK$

7.	A-17 17[o] Andar Edificio Comercial Rodrigues No 599 da Avenida da Praia Grande Macao		No Commercial Value

8.	C-17 17[o] Andar Edificio Comercial Rodrigues No 599 da Avenida da Praia Grande Macao		No Commercial Value

9.	D-17 17[o] Andar Edificio Comercial Rodrigues No 599 da Avenida da Praia Grande Macao		No Commercial Value

10.	21[o]Andar A and a car parking space known as No. 19 of Lily Court Jardins Do Oceano Rua Seis Dos Jardins Do Oceano No 141-A Taipa Macao		No Commercial Value

		Sub-total:	Nil

APPENDIX III	VALUATION REPORT

Group IV —	Property rented by the Group in the PRC

Amount of
Valuations in
its existing state
attributable to the
Group as at
	Property		31 December 2008
HK$

11.	A factory complex in Shenzhen Sanyidui Industrial Zone Zhoushi Road Jiuwei Village Xixiang Town Baoan District Shenzhen Guangdong Province The People’s Republic of China		No Commercial Value

		Sub-total:	Nil

		Grand Total:	HK$738,720,000

APPENDIX III	VALUATION REPORT

VALUATION CERTIFICATE

Group I —	Properties held and occupied by the Group under long-term title certif icates in the PRC and valued by DRC Approach or Market-based evidence

Amount of
valuations
in its existing
state attributable
			Particulars of	to the Group as at
	Property	Description and tenure	occupancy	31 December 2008
HK$

1.	A factory complex located at Gushu Industrial Estate Xixiang Town Baoan District Shenzhen Guangdong Province The People’s Republic of China	The property comprises a parcel of land having a site area of approximately 26,313.3 sq.m. with 10 various buildings and structures erected thereon. The buildings and structures including workshops, office buildings, staff quarters, canteen and other ancillary facilities which were completed in between 1996 and 2005. They are of 3- to 7-storeys in height and have a total gross floor area of approximately 58,743.99 sq.m. (See Notes 3 and 4 below)	The property is currently occupied by the Group for manufacturing, storage, ancillary office, staff quarters and other supporting purposes. (See Note 4 below)	196,220,000 (100 per cent. interest) (See Notes 6 and 7 below)

The property is subject to a right to use the land till 30 December 2043 for industrial purpose. (See Notes 1 to 3 below)

Notes:

1.	The right to possess the land is held by the State and the right to use the land has been granted by the State to Namtai Electronic (Shenzhen) Co., Ltd., a wholly-owned subsidiary of the Company, through a Contract for the Transfer of State-owned Land Use Rights known as Shen Bao Di He Zi (1993) 146 Hao dated 29 December 1993 (the “Contract”), 2 various agreements dated on each of 29 December 1993 and 9 January 1995, and a supplementary contract on August 2000 granted for industrial usage.

2.	According to a supplementary contract of the Contract mentioned in Note 1 above dated 18 August 2004 and entered between Shenzhen Urban Planning and Land Resources Administration Bureau and Namtai Electronic (Shenzhen) Co., Ltd., the maximum plot ratio and total per missible gross floor area for the buildings to be erected on the land of the property were increased to 2.3 and 60,230 sq.m., respectively at an additional premium of Rmb1,587,234 (including land t ransfer fee and utilities charges).

APPENDIX III	VALUATION REPORT

3.	According to 53 various Realty Title Certificates issued by the People’s Government of Shenzhen City and dated 24 January 2006, the legally interested party in the following buildings is Namtai Electronic (Shenzhen) Co., Ltd. for a term of 50 years commencing from 31 December 1993 and expiring on 30 December 2043 for industrial usage. The gross floor area of each of the following major buildings and structures is as follows:

Gross Floor Area (sq.m.)

(i) a 5-storeyed workshop (Block 1)	15,041.68
(ii) a 5-storeyed workshop (Block 2)	12,298.60
(iii) a 3-storeyed office (Block3)	3,708.42
(iv) a 7-storeyed staff quarters (Block 4)	4,367.58
(v) a 7-storeyed staff quarters (Block 5)	4,367.58
(vi) a 7-storeyed staff quarters (Block 6)	4,367.58
(vii) a 6-storeyed staff quarters (Block 7)	4,550.76
(viii) a 7-storeyed staff quarters (Block 8)	6,495.15
(ix) a 3-storeyed canteen (Block 9)	2,503.63
(x) a 3-storeyed electricity room (Block 10)	1,043.01

Total 58,743.99

4.	We are given to understand that portions of the property are subject to an inter-company lease. According to the HKIS Standards, property subject to inter-company lease to be valued on vacant possession basis and the existence of the lease must be disregarded. Therefore, in our valuation, we have considered this property as being owner-occupied and valued on market value basis.

5.	Namtai Electronic (Shenzhen) Co., Ltd. is a wholly foreign owned enterprise with a valid Enterprise Legal Person Business License dated 3 June 2005 from 24 June 1989 to 24 June 2014.

6.	According to the legal opinion as prepared by the Group’s PRC legal adviser, Guangdong Jingtian Law Firm dated November 2005, the following opinions were noted:
(i)	Namtai Electronic (Shenzhen) Co., Ltd. has obtained the right to use the land and its improvements legally by way of assignment, and has paid all the relevant land premium;

(ii)	Namtai Electronic (Shenzhen) Co., Ltd. is the only legally interested party in the property and has an absolute right to use the property for its own. It has the right to assign, lease or mortgage the property but except the buildings and structures as mentioned in Note 3(iii) to (x);

(iii)	Namtai Electronic (Shenzhen) Co., Ltd. can not freely assign the buildings and structures as mentioned in Note 3(iii) to (x). To lease or mortgage these buildings and structures is subject to an additional premium payment to the relevant local authority and complying with relevant rules and regulations;

(iv)	Existing use of the property comply with the Contract and the relevant Realty Title Certificates; and

(v)	The property is free of registered encumbrances.
We are advised by the management of the Company that these did not have any changes on the legal opinion since November 2005.
7.	Our valuation of the property indicates the market value of the property on the assumption of free of all premium and encumbrances which represents the fair value of owner occupied property before less cost of sale for financial statements purpose.

APPENDIX III	VALUATION REPORT

Amount of valuations
in its existing
state attributable
to the Group as at
	Property	Description and tenure	Particulars of occupancy	31 December 2008
HK$

2.	A factory complex adjoining to property 1 as listed above and located at Gushu Industrial Estate Xixiang Town Baoan District Shenzhen Guangdong Province The People’s Republic of China	The property comprises a parcel of land having a site area of approximately 26,313.9 sq.m. which is adjoining to the land of property 1 above. There are 8 various buildings and structures including a 2-storeyed composite building, a 5-storeyed office building, a 5-storeyed factory building, a 3-storeyed utilities building and an 8-storeyed senior staff quarters, a 3-storeyed canteen and two single storeyed supporting facilities buildings having a total gross floor area of approximately 41,927.06 sq.m. erected thereon. The buildings and structures were completed in between 2003 and 2006. (See Note 3 below).	The property is currently occupied by the Group for manufacturing, storage, ancillary office, staff quarters and other supporting purposes. (See Note 4 below)	229,570,000 (100 per cent. interest) (See Notes 6 and 7 below)

The property is subject to a right to use the land till 25 April 2049 for industrial purpose. (See Notes 1 to 3 below)
Notes:
1.	The right to possess the land is held by the State and the right to use the land has been granted by the State to Namtai Electronic (Shenzhen) Co., Ltd., a wholly-owned subsidiary of the Company, through a Contract for the Transfer of State-owned Land Use Rights known as Shen Di He Zi (1999) 4-030 Hao dated 26 April 1999 (the “Contract”), an Agreement for the Transfer of State-owned Land Use Rights known as Shen Di Xie Zi (1999) 4-030 Hao dated 26 April 1999 and a supplement contract dated 16 July 2003 for a term of 50 years commencing from 26 April 1999 to 25 April 2049. The consideration for the transfer of the land was Rmb4,210,224 and the land is restricted for industrial usage. The maximum gross floor area permitted to be built on the land is 37,600 sq.m.

2.	According to a supplementary contract of the Contract mentioned in Note 1 above dated 29 July 2004 and entered between the Shenzhen Urban Planning and Land Resources Administration Bureau and Namtai Electronic (Shenzhen) Co., Ltd., a maximum plot ratio and total permissible gross floor area for the buildings on the land of the property were increased to 1.6 and 42,230 sq.m., respectively at an additional premium of Rmb1,457,495 (including land transfer fee and utilities charges).

APPENDIX III	VALUATION REPORT

3.	According to a Realty Title Certificate known as Shen Fang Di Zi Di 5000247177 Hao issued by the People’s Government of Shenzhen City and dated 26 February 2007, the legally interested party in the land is Namtai Electronic (Shenzhen) Co., Ltd. for a term of 50 years commencing from 26 April 1999 to 25 April 2049. The gross floor area of each of the following major buildings and structures is as follows:

Gross Floor Area (sq.m.)

(i) a 2-storeyed office (composite building)	3,143.77
(ii) a 5-storeyed office	4,420.02
(iii) a 5-storeyed workshop	24,503.15
(iv) a 3-storeyed facilities building	1,311.00
(v) an 8-storeyed senior staff quarters	7,083.26
(vi) a 3-storeyed canteen	1,355.86
(vii) a single storeyed warehouse (dangerous goods)	35.75
(viii) a single storeyed warehouse (wastes)	74.25

Total 41,927.06

4.	We are given to understand that portions of the property are subject to an inter-company lease. According to the HKIS Standards, property subject to inter-company lease to be valued on vacant possession basis and the existence of the lease must be disregarded. Therefore, in our valuation, we have considered this property as being owner-occupied and valued on market value basis.

5.	Namtai Electronic (Shenzhen) Co., Ltd. is a wholly foreign owned enterprise with a valid Enterprise Legal Person Business License dated 3 June 2005 from 24 June 1989 to 24 June 2014.

6.	According to the legal opinion as prepared by the Group’s PRC legal adviser, Guangdong Jingtian Law Firm dated November 2005, the following opinions were noted:
(i)	Namtai Electronic (Shenzhen) Co., Ltd. has obtained the right to use the land and its improvements legally by way of assignment, and has paid all the land transfer fee, land development charge and utilities charges amount of Rmb4,210,224 on 6 May 1999; and the required land premium pursuant to the supplementary contract as mentioned in Note 2 above on 9 July 2004;

(ii)	Namtai Electronic (Shenzhen) Co., Ltd. is the only legally interested party in the property and has an absolute right to use the property for its own. It is not allowed to freely assign, lease or mortgage the property unless additional premium is paid to the relevant local authority and complying with relevant rules and regulations; and

(iii)	The property is free of registered encumbrances.
We are advised by the management of the Company that these did not have any material changes on the legal opinion since November 2005.
7.	Our valuation of the property indicates the market value of the property on the assumption of free of premium and encumbrances which represents the fair value of owner occupied property before less cost of sale for financial statements purpose.

APPENDIX III	VALUATION REPORT

Amount of valuations
in its existing
state attributable
to the Group
as at
Property	Description and tenure	Particulars of occupancy	31 December 2008
HK$

3.	A parcel of vacant land known as Lot No. A614-0377 and situated at the Guang Ming New District Shenzhen Baoan Hi-Tech Industrial Park Shenzhen Guangdong Province The People’s Republic of China	The property comprises a parcel of vacant land in a roughly triangular shape and has a site area of approximately 118,001.3 sq.m.

	The property is subject to a right to use the land for a term of 50 years from 30 June 2007 for industrial purpose (see Notes 1 and 2 below).	At the time of our inspection, we noticed that the property was used as a plantation farm.	66,530,000 (100 per cent.)
Notes:
1.	The right to possess the land is held by the State and the right to use the land was granted to Zastron Electronic (Shenzhen) Co. Ltd. (a wholly-owned subsidiary of the Company and hereinafter referred to as “Zastron (SZ)”) by a Contract for the Grant of State-owned Land Use Rights dated 30 June 2007 (the “Contract”) and known as Shen De He Zi (2007) 4150 Hao at a total consideration of RMB56,640,624 (including community utilities charges). The land is restricted for industrial purpose.

2.	Pursuant to a supplementary agreement of the Contract mentioned in Note 1 above and dated 29 December 2007. The Land Resources Bureau of Shenzhen Cit y has settled the relocation and compensation issues of the land. According the management of the Company, Zastron (SZ) has paid all the land premium and relocation and compensation fee of the land.

3.	Pursuant to a Realty Title Certificate known as Shen Fang Di Zi Di 5000316492 Hao issued by the Shenzhen Municipal Bureau of Land Resources and Housing Management and dated 15 February 2008, the legally interested party in the land is Namtai Electronic (Shenzhen) Co., Ltd. for a term of 50 years commencing from 29 December 2007 to 28 December 2057.

4.	Pursuant to a Planning Permit for Using Construction Usage Land known as Shen Qui Xu HQ-2007-0052 Hao issued by the People’s Government of Shenzhen City on 25 April 2007, Zastron (SZ) is allowed to develop the land having a site area of approximately 118,000 sq.m and to erect a 5-storey factory building and a 15-storey staff quarters having a total gross floor area of approximately 265,000 sq.m.

5.	Zastron (SZ) is a wholly foreign owned enterprise with a valid Enterprise Legal Person Business License dated 10 August 2007 from 26 March 1992 to 26 March 2017.

APPENDIX III	VALUATION REPORT

Amount of valuations
in its existing
state attributable
to the Group
as at
Property	Description and tenure	Particulars of occupancy	31 December 2008
HK$

4.	A parcel of vacant land known as Land No. B14-A (Lot No. 6-009-011-016) and situated at the Wuxi National Hi-tech Industries Development Zone Wuxi City Jiangsu Province The People’s Republic of China	The property comprises a parcel of vacant land in a rectangular shape and has a site area of approximately 47,883 sq.m.

	The property is subject to a right to use the land for a term of 50 years from 25 December 2006 to 24 December 2056 for industrial purpose (see Notes 1 and 2 below).	At the time of our inspection, we noticed that the property was a vacant land and without any construction activities.	21,800,000 (100 per cent.
Notes:
1.	The right to possess the land is held by the State and the right to use the land was granted to Zastron Precision-Tech (Wuxi) Co., Ltd. (currently renamed as Wuxi Zastron Precision-Tech Co., Ltd. and hereinafter refer red to as “Wuxi Zastron Tech”), a wholly-owned foreign investment enterprises of the Company, by a Contract for the Grant of State-owned Land Use Rights dated 2006 and known as Xi Xin Guo Tu Zi Jian Chu He (2006) Di 120 Hao at a consideration of RMB8,618,940 (excluding community utilities charges).

2.	Pursuant to a State-owned Land Use Rights Certificate known as Xi Xin Guo Yong (2007) Di 1108 Hao issued by the People’s Government of Wuxi City on 8 May 2007, the legally interested party in the property was Wuxi Zastron Tech with a term of land use till 24 December 2056 for industrial purpose. According to the Certificate, Wuxi Zastron Tech is required to complete construction of the factory before 8 September 2008.

3.	Wuxi Zastron Tech is a wholly foreign owned enterprise with a valid Enterprise Legal Person Business License dated 23 November 2006 from 23 November 2006 to 22 November 2056.

4.	According to the legal opinion as prepared by the Group’s PRC legal adviser, King & Wood dated 3 December 2007, the following opinions were noted:
(i)	Wuxi Zastron Tech has obtained the right to use the land legally by way of assignment and the consideration as mentioned in Note 1 above has been fully paid;

(ii)	Wuxi Zastron Tech is the only legally interested party in the property and has the right to assign, lease or mortgage the property; and

(iii)	The property is free of registered encumbrances.
We are advised by the management of the Company that these did not have any material changes on the legal opinion since 3 December 2007.

APPENDIX III	VALUATION REPORT

Amount of valuations
in its existing
state attributable
to the Group
as at
Property	Description and tenure	Particulars of occupancy	31 December 2008
HK$

5.	A parcel of land known as Lot No. 6-007-040-013 and situated at the Wuxi New District Meicun Town Zhang Gong Qiao Village Wuxi City Jiangsu Province The People’s Republic of China	The property comprises a parcel of land in a rectangular shape and has a site area of approximately 43,697.2 sq.m.

	As at the Date of Valuation, there were 8 various major buildings and structures, including factory building, ware house, and other ancillary facilities of single to 2-storeys in height under construction on the land. As advised by the management of the Company, the buildings and structures will have a total gross floor of approximately 50,491.26 sq.m. upon completion, and the construction work is expected to be completed in around April 2009.	At the time of our inspection, we noticed that the property was under construction.	224,600,000 (100 per cent.) (see Note 5 below)

The property is subject to a right to use the land for a term of 50 years from 31 December 2006 to 30 December 2056 for industrial purpose (see Notes 1 and 2 below).
Notes:
1.	The right to possess the land is held by the State and the right to use the land was granted to Zastron Precision-Tech (Wuxi) Co., Ltd. (currently renamed as Wuxi Zastron Precision-Flex Co., Ltd. and hereinafter referred to as “Wuxi Zastron Flex”), a wholly-owned foreign investment enterprises of the Company, by a Contract for the Grant of State-owned Land Use Rights dated 2006 (the “Contract”) and known as Xi Xin Guo Tu Zi Jian Chu He (2006) Di 162 Hao at a consideration of RMB7,865,496 (excluding community utilities charges).

2.	Pursuant to a State-owned Land Use Rights Certificate known as Xi Xin Guo Yong (2007) Di 1083 Hao issued by the People’s Government of Wuxi City on 3 April 2007, the legally interested party in the property was Wuxi Zastron Flex with a term of land use till 30 December 2056 for industrial purpose.

3.	Pursuant to a Planning Permit for Using Construction Usage Land dated 20 November 2006, Wuxi Zastron Flex is allowed to develop the land having a site area of approximately 44,005 sq.m.

4.	Pursuant to a Construction Planning Permit known as Xi Xin Gui Jian Xu: (2007) Di 278 Hao (2007) 278 )dated 24 December 2007 and Permit to Commence Construction dated 28 April 2008, Wuxi Zastron Flex was permitted to develop 5 various buildings and structures having a total gross floor area of approximately 48,540 sq.m. According to the information provided by the management of the Company, the buildings and structures were under construction on the land as mentioned in Note 2 above.

APPENDIX III	VALUATION REPORT

Pursuant to the above mentioned Permit to Commence Construction, the gross floor area of each of the buildings and structures is as follows:

Gross Floor Area (sq.m.)

(i) Factory Building	47,551.00
(ii) Guard House No.1	117.00
(iii) Guard House No.2	32.00
(iv) Ware House	360.00
(v) Waste Material Warehouse	480.00

Total:	48,540.00

5.	According to the information provided by the management of the Company, 3 various buildings and structures were also classified as construction in progress item. As advised by the management of the Company, the gross floor area of each of the buildings and structures upon completion will be as follows:

Gross Floor Area (sq.m.)

(i) Waste Water Treatment Plant	1,786.50
(ii) Motorbike Bike	152.00
(iii) Steam Flow Meter Room	12.76

Total:	1,951.26

6.	Wuxi Zastron Flex is a wholly foreign owned enterprise with a valid Enterprise Legal Person Business License dated 23 November 2006 from 23 November 2006 to 22 November 2056.

7.	As advised by the management of the Company, the cost for the construction in progress items was approximately RMB186,390,000 as at 31 December 2008. In our valuation, the construction in progress items were reported at cost spent as at 31 December 2008.

8.	According to the legal opinion as prepared by the Group’s PRC legal adviser, King & Wood dated 3 December 2007, the following opinions were noted:
(i)	Wuxi Zastron Flex has obtained the right to use the land legally by way of assignment and the consideration as mentioned in Note 1 above has been fully paid;

(ii)	Wuxi Zastron Flex is the only legally interested party in the property and has the right to assign, lease or mortgage the property; and

(iii)	The property is free of registered encumbrances.
We are advised by the management of the Company that these did not have any material changes on the legal opinion since 3 December 2007.

APPENDIX III	VALUATION REPORT

Group II — Property rented by the Group in Hong Kong

Amount of valuations
in its existing state
attributable to the
Group as at
	Property	Description and occupancy	31 December 2008
HK$

6.	Units 5811-12 on the 58th Floor The Center 99 Queen’s Road Central Central Hong Kong	The property comprises two office units on the 58th Floor of a 73-storeyed (including upper ground floor, entrance hall floor and basements) commercial building which was completed in 1998. According to the information made available to us, the property has an area of approximately 3,895 sq.ft.	No Commercial Value

The property is rented to the Group for a term of 3 years commencing from 1 May 2008 to 30 April 2011 at a monthly rental of HK$263,100 exclusive of rates, Government rent, air conditioning and management charges and other utilities charges.

The property is currently occupied by the Group for office purpose.
Notes:

1.	The landlord of the property is The Centre (58) Limited.

2.	The tenant of the property is Nam Tai Electronic & Electrical Products Limited.

APPENDIX III	VALUATION REPORT

Group III — Properties rented by the Group in Macao

Amount of valuations
in its existing state
attributable to the
Group as at
Property	Description and occupancy	31 December 2008
HK$

7.	A-17 17[o] Andar Edificio Comercial Rodrigues No 599 da Avenida da Praia Grande Macao	The property comprises an office unit on the 17th Floor of an 18-storeyed office building which was completed in 1998.

	According to the information made available to us, the property has an area of approximately 73.60 sq.m.	No Commercial Value

The property is rented to the Group for a term of 2 years commencing from 10 July 2007 to 9 July 2009 at a monthly rental of HK$7,350 inclusive of the rental for 2 air-conditioners but exclusive of management fee and other utilities charges. The tenant has the right to terminate the tenancy agreement by giving 30 days advance written notice after the expiry of 1 year term. The tenancy agreement will automatically renew for 1 year if either parties do not serve the termination notice as mentioned above.

The property is currently occupied by the Group for office purpose.
Notes:

1.	The landlord of the property is F. Rodrigues (Sucessores) Limitada.

2.	The tenant of the property is Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, which is a wholly-owned subsidiary of the Company.

APPENDIX III	VALUATION REPORT

Amount of valuations
in its existing state
attributable to the
Group as at
Property	Description and occupancy	31 December 2008
HK$

8.	C-17 17[o] Andar Edificio Comercial Rodrigues No 599 da Avenida da Praia Grande Macao	The property comprises an office unit on the 17th Floor of an 18-storeyed office building which was completed in 1998.

	According to the information made available to us, the property has an area of approximately 92.00 sq.m.	No Commercial Value

The property is rented to the Group for a term of 2 years commencing from 10 July 2007 to 9 July 2009 at a monthly rental of HK$9,100 inclusive of the rental for 3 air-conditioners but exclusive of management fee and other utilities charges.
The tenant has the right to terminate the tenancy agreement by giving 30 days advance written notice after the expiry of 1 year term. The tenancy agreement will automatically renew for 1 year if either parties do not serve the termination notice as mentioned above.

The property is currently occupied by the Group for office purpose.
Notes:

1.	The landlord of the property is F. Rodrigues (Sucessores) Limitada.

2.	The tenant of the property is Zastron (Macao Comercial Offshore) Company Limited, which is a wholly- owned subsidiary of the Company.

APPENDIX III	VALUATION REPORT

Amount of valuations
in its existing state
attributable to the
Group as at
Property	Description and occupancy	31 December 2008
HK$

9.	D-17 17[o] Andar Edificio Comercial Rodrigues No 599 da Avenida da Praia Grande Macao	The property comprises an office unit on the 17th Floor of a 18-storeyed office building which was completed in 1998.

	According to the information available to us, the property has an area of approximately 64.72 sq.m.	No Commercial Value

The property is rented to the Group for a term of 16 months commencing from 22 February 2008 to 9 July 2009 at a monthly rental of HK$6,430 inclusive of the rental for 2 air-conditioners but exclusive of management fee and other utilities charges. The tenant has the right to terminate the tenancy agreement by giving 30 days advance written notice after the expiry of 1 year term. The tenancy agreement will automatically renew for 1 year if either parties do not serve the termination notice as mentioned above.

The property is currently occupied by the Group for office purpose.
Notes:

1.	The landlord of the property is F. Rodrigues (Sucessores) Limitada.

2.	The tenant of the property is Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, which is a wholly-owned subsidiary of the Company.

APPENDIX III	VALUATION REPORT

Amount of valuations
in its existing state
attributable to the
Group as at
Property	Description and occupancy	31 December 2008
HK$

10.	21[o] Andar A and a car parking space known as No. 19 of Lily Court Jardins Do Oceano Rua Seis Dos Jardins Do Oceano No 141-A Taipa Macao	The property comprises a residential unit on the 21st Floor of a 23-storeyed residential building which was completed in 2000.

According to the information made available to us, the property has an area of approximately 140.122 sq.m.

The property is rented to the Group for a term of 2 years commencing from 16 September 2007 to 15 September 2009 (both days inclusive) at a monthly rental of HK$21,000 inclusive of fixtures and fittings, electrical appliances, management fee, club membership fee at Ocean Club, a car park and other services fee such as cleaning charge. The tenant has the right to terminate the tenancy agreement by giving 1 month prior written notice after expiry of 1 year term.

The property is currently occupied by the Group as staff quarters.
Notes:

1.	The landlord of the property is Golden Crown Development Limited.

2.	The tenant of the property is Nam Tai Investments Consultant (Macao Commercial Offshore) Company

Limited, which is a wholly-owned subsidiary of the Company.

APPENDIX III	VALUATION REPORT

Group IV — Property rented by the Group in the PRC

Amount of valuations
in its existing state
attributable to the
Group as at
Property	Description and occupancy	31 December 2008
HK$

11.	A factor y complex in Shenzhen Sanyidui Industrial Zone Zhoushi Road Jiuwei Village Xixiang Town Baoan District Shenzhen Guangdong Province The People’s Republic of China	The property comprises a parcel of land having a site area of approximately 27,150 sq.m. and there were 12 various major buildings and structures erected thereon.

	The buildings and structures including 3 various 6-storeyed workshop buildings, a 6-storeyed office building, 3 various 7-storeyed staff quarters, a 4-storeyed composite building and various single to 2-storeyed supporting facilities building having a total gross floor area of approximately 70,552.55 sq.m.. The buildings and structures were completed in 2004 (see Note 3 below).	No Commercial Value

The property is rented to the Group for a term till 31 May 2012 at a current monthly rental of Rmb 769,070 inclusive of tax and management fee and water charges but exclusive of electricity charge.

The property is currently occupied by the Group for manufacturing, office, staff quarters and ancillary supporting facilities purposes.
Notes:

1.	The lessor of the property is (previously known as (1) (no English translation is available).

2.	The lessee of the property is Jetup Electronic (Shenzhen) Co., Ltd. (hereinafter referred to as “Jetup”).

APPENDIX III	VALUATION REPORT

3.	According to the information provided by the management of the Company, the gross floor area of each of the following major buildings and structures is as follows:

		Gross Floor Area (sq.m.)

(i)	a 6 -storeyed workshop (Block A)	10,386.80
(ii)	a 6 -storeyed workshop (Block B)	10,386.80
(iii)	a 6 -storeyed office (Block C)	8,923.24
(iv)	a 6 -storeyed workshop and its ancillary building (Block D)	15,286.88
(v)	a 7-storeyed staff quarters (Block E)	5,329.14
(vi)	a 7-storeyed staff quarters (Block F)	4,593.51
(vii)	a 7-storeyed staff quarters (Block G)	5,915.74
(viii)	a 4-storeyed composite building (Block J)	2,704.00
(ix)	a 7-storeyed senior staff quarters and the senior staff canteen	6,371.00
	(Block H1-H3)
(x)	a single storeyed sewerage treatment plant	203.52
(xi)	a single storeyed pump room	24.96
(xii)	a 2-storeyed electricity room	426.96

		Total: 70,552.55

4.	Jetup is a wholly foreign owned enterprise with a valid Enterprise Legal Person Business License dated 8 March 2007 from 15 April 1993 to 15 April 2013.

5.	According to the legal opinion as prepared by the Company’s PRC legal adviser, King & Wood, the main tenancy agreement has been registered in the relevant government authorities and all related agreements are legal and binding though some of the supplementary agreements have not been registered. The interest of the lessee under the tenancy agreements is protected under the PRC laws and regulations.

APPENDIX IV	GENERAL INFORMATION

RESPONSIBILITY STATEMENT
This composite offer document includes particulars given in compliance with the Takeovers Code for the purposes of giving information with regard to NTEI and the Offer.
The directors of NTEEP jointly and severally accept full responsibility for the accuracy of the information contained in this composite offer document relating to NTEEP and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this composite offer document relating to NTEEP have been arrived at after due and careful consideration and there are no other facts not contained in this composite offer document, the omission of which would make any statement in this composite offer document misleading.
The directors of NTEI jointly and severally accept full responsibility for the accuracy of information contained in this composite offer document (other than those relating to NTEEP) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this composite offer document (other than those relating to NTEEP) have been arrived at after due and careful consideration and there are no other facts not contained in this composite offer document the omission of which would make any statement in the composite offer document misleading.
MARKET PRICES
The Shares are traded on the Stock Exchange. The table below shows the respective closing prices of the Shares on the Stock Exchange.
(a)	on the last trading day of each of the six calendar months preceding 24 February 2009, being the Announcement Date;

(b)	on 20 February 2009, being the last trading day for the NTEEP before the Announcement Date; and

(c)	on the Latest Practicable Date.

Date	Closing price per Share
(HK$)

29 August 2008	1.14
30 September 2008	0.85
31 October 2008	0.54
28 November 2008	0.61
31 December 2008	0.60
30 January 2009	0.71
20 February 2009	0.57
27 February 2009	1.42
Latest Practicable Date	1.40

APPENDIX IV	GENERAL INFORMATION

The lowest and highest closing prices per Share recorded on the Stock Exchange during the period from 24 August 2008, being the date 6 months prior to 24 February 2009 (being the Announcement Date and commencement of the offer period) to the Latest Practicable Date were HK$0.39 on 29 October 2008 and HK$1.42 on 25, 26 and 27 February 2009 and 2 March 2009 respectively.
DISCLOSURE OF INTERESTS AND DEALINGS
(a)	As at the Latest Practicable Date, NTEI was interested in 660,215,470 Shares which represent approximately 74.88% of the issued share capital of NTEEP. As at the Latest Practicable Date, no parities acting in concert with NTEI held any Shares and other relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of NTEEP.

(b)	No director of NTEI was interested in any Shares and other relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of NTEEP as at the Latest Practicable Date.

(c)	Neither NTEI nor any party acting in concert with it had dealt in Shares and other relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of NTEEP during the six months prior to the Announcement Date and ending on the Latest Practicable Date.

(d)	Save for the interests set out below, no other director of NTEEP was interested in any relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of NTEEP as at the Latest Practicable Date:

					Percentage of
	Personal	Family		Number of	the issued share
Name of director	interests	interests	Capacity	Shares	capital of NTEEP

Thaddeus Thomas Beczak	—	500,000 (Note 1)	Interests of spouse	500,000	0.06%

Roger Simon Pyrke	—	50,000 (Note 2)	Interests of spouse	50,000	0.01%

Chan Tit Hee, Charles	350,000	—	Beneficial owner	350,000	0.04%

Notes:
1.	The Shares are held by Value Scale Investments Limited of which Ms. Rosalind G.D. Beczak, the spouse of Mr. Beczak, is the ultimate beneficial owner.

2.	The Shares are held by Ms. May Thiri, the spouse of Mr. Pyrke.

APPENDIX IV	GENERAL INFORMATION

(e)	No director of NTEEP had dealt in the relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of NTEEP during the six months prior to the Announcement Date and ending on the Latest Practicable Date.

(f)	As at the Latest Practicable Date, NTEEP was not interested in any relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of NTEI.

(g)	NTEEP had not dealt in the relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of NTEI during the period beginning 6 months prior to the Announcement Date to the Latest Practicable Date.

(h)	Save for the interests set out below, no other director of NTEEP was interested in the relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of NTEI as at the Latest Practicable Date:

Shares of NTEI:

			Percentage of
			the issued
			share capital
Name of director	Interests	Capacity	of NTEI

Koo Ming Kown	5,242,786 (Personal) (Note)	Beneficial owner	11.7%
Note: The common shares are jointly held by Mr. Koo and his spouse, Ms. Cho Sui Sin.

(i)	Save for the dealings set out below, no other director of NTEEP had dealt in the relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of NTEI during the period beginning 6 months prior to the Announcement Date to the Latest Practicable Date.

Shares of NTEI:

			Average	Highest	Lowest
		Number of	selling price	transacted	transacted
Name of director	Date	shares sold	(US$)(Note)	price (US$)	price (US$)

Koo Ming Kown	25 August 2008	51,541	9.735	9.80	9.64
	26 August 2008	48,000	9.447	9.62	9.29
	27 August 2008	145,000	9.425	9.59	9.24

APPENDIX IV	GENERAL INFORMATION

Options of NTEI (Note):

		Number	Cancellation				Exercise	Premium
Name of	Date	of options	price per	Date of	Underlying		price	paid or
director	of cancellation	cancelled	option(US$)	Granting	shares	Expiry date	(US$)	received
Koo Ming Kown	30 November 2008	15,000	0.20	9 June 2006	15,000	8 June 2009	22.25	Nil
	30 November 2008	15,000	0.39	8 June 2007	15,000	7 June 2010	12.42	Nil
	30 November 2008	15,000	0.50	6 June 2008	15,000	5 June 2011	12.03	Nil
Note: Mr. Koo Ming Kown surrendered the options set out above to NTEI for cancellation.

(j)	As at the Latest Practicable Date, none of the subsidiaries of NTEEP, pension fund of NTEEP or any of its subsidiaries, or advisers to NTEEP as specified in class (2) of the definition of associate under the Takeovers Code (but excluding exempt principal traders) had any shareholdings in NTEEP. During the period beginning six months prior to the Announcement Date and ending on the Latest Practicable Date, none of the parties referred to in this paragraph had dealt in the relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of NTEEP.

(k)	No fund manager (other than exempt fund managers) connected with NTEEP managing on a discretionary basis had dealt in the relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of NTEEP during the period beginning six months prior to the Announcement Date and ending on the Latest Practicable Date.

(l)	As at the Latest Practicable Date, no person has irrevocably committed to accept or reject the Offer.

(m)	As at the Latest Practicable Date, the directors of NTEEP have no intention as to whether to accept or reject the Offer, in respect of their own beneficial shareholdings.

(n)	No relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of NTEEP to be acquired in pursuance of the Offer will be transferred, charged or pledged to any other persons respectively.

(o)	There is no arrangement of the kind referred to in note 8 of Rule 22 of the Takeovers Code between NTEI or any party acting in concert with it or associate of NTEI and any other person.

(p)	There is no arrangement of the kind referred to in note 8 to Rule 22 of the Takeovers Code between NTEEP or any person who is an associate of NTEEP by virtue of classes (1), (2), (3) and (4) of the definition of associate under the Takeovers Code and any other person.

APPENDIX IV	GENERAL INFORMATION

(q)	NTEI and parties acting in concert with it as well as NTEEP and its directors have not borrowed or lent any relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) in NTEEP.
OTHER INTEREST
(a)	There is no agreement, arrangement or understanding (including any compensation arrangement) between NTEI or any party acting in concert with it and any of the existing or recent directors of NTEEP or any existing or recent Shareholders having any connection with or dependence upon the Offer.

(b)	There is no agreement or arrangement between any director of NTEEP and any other person which is conditional on or dependent upon the outcome of the Offer or otherwise connected with the Offer.

(c)	No benefit will be given to any director of NTEEP as compensation for loss of office in connection with the Offer.

(d)	There is no agreement or arrangement to which NTEEP is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a condition to the Offer.

(e)	There is no material contract entered into by NTEI in which any director of NTEEP has a material personal interest.
SHARE CAPITAL
As at the Latest Practicable Date, the authorised share capital of NTEEP was HK$20,000,000 which solely comprised 2,000,000,000 ordinary shares of HK$0.01 each. The issued share capital of NTEEP as at the Latest Practicable Date was HK$8,816,706 which comprised 881,670,588 Shares of HK$0.01 each. Each Share ranks pari passu with other Shares in issue in all respects, including dividends, voting rights and capital.
As at the Latest Practicable Date, there were no options, derivatives, warrants or other securities which are convertible or exchangeable into the Shares.
During the period from 31 December 2008 to the Latest Practicable Date, no Share was either issued or repurchased.

APPENDIX IV	GENERAL INFORMATION

MATERIAL CONTRACTS
Save for the contracts disclosed below, the NTEEP Group did not enter into any material contracts, not being contracts entered into in the ordinary course of business carried on or intended to be carried on by any member of the NTEEP Group, during the two years before commencement of the offer period:
(a)	a land use transfer agreement and supplemental agreement both dated 30 June 2007 entered into between Zastron Electronic (Shenzhen) Co. Limited (a wholly-owned subsidiary of NTEEP) and Shenzhen Municipal Bureau of State Land and Resources pursuant to which the land use right of number A614-0377 Plot located in Shenzhen Guangming Hi-Tech Industrial Park was assigned to Zastron Electronic (Shenzhen) Co. Limited in exchange for approximately US$7.5 million (equivalent to approximately HK$58.5 million);

(b)	a sales and purchase agreement dated 24 September 2007, supplemented by a supplemental agreement dated 28 November 2007, entered into between NTEI and NTEEP pursuant to which NTEI sold the entire equity in Jetup Electronic (Shenzhen) Co. Limited and the entire equity of Zastron Precision-Tech Limited to NTEEP with a consideration of approximately US$353.1 million (equivalent to approximately HK$2,754.5 million);

(c)	a sales and purchase agreement dated 5 October 2007, supplemented by a supplemental agreement dated 28 November 2007, entered into between NTEEP and J.I.C. Technology Company Limited pursuant to which NTEEP sold the entire equity of Shenzhen Namtek Co. Limited and Namtek Japan Company Limited to J.I.C. Technology Company Limited with a consideration of approximately US$10.3 million (equivalent to approximately HK$80.5 million);

(d)	a contract dated 28 March 2008 entered into between Wuxi Zastron Precision-Flex Co. Ltd. (a wholly-owned subsidiary of NTEEP) and Yixing Building Engineering & Installation Co., Limited pursuant to which the latter agreed to act as the main contractor to provide civil works services for Flexible Printed Circuit (FPC) construction project in Wuxi with total contract amount of approximately US$18.7 (equivalent to approximately HK$145.9 million) (“Main Contract”);

(For information, FPC construction project in Wuxi is a project of the NTEEP Group to construct new facilities in Wuxi, the PRC, to expand production capacity of FPC boards and other components subassemblies.); and

APPENDIX IV	GENERAL INFORMATION

(e)	A supplemental agreement to the Main Contract dated 10 July 2008 entered into between Wuxi Zastron Precision-Flex Co. Ltd. and Yixing Building Engineering & Installation Co., Limited pursuant to which the latter agreed to act as the main contractor to provide mechanical and electrical services for FPC construction project in Wuxi with total contract amount of approximately US$11.6 million (equivalent to approximately HK$90.7 million).
SERVICE CONTRACTS
As the Latest Practicable Date, none of the director of NTEEP had any service contract in force with any member of the NTEEP Group or any associated companies of NTEEP which (i) have been entered into or amended within six months before the commencement of the offer period (including both continuous and fixed term contracts); or (ii) are continuous contracts with a notice period of twelve months or more; or (iii) are fixed term contracts with more than twelve months to run irrespective of the notice period.
LITIGATION
As at the Latest Practicable Date, no member of the NTEEP Group was engaged in litigation or arbitration of material importance and no litigation or claim of material importance was known to the director of NTEEP to be pending or threatened by or against any member of the NTEEP Group.
CONSENTS
Yu Ming, Somerley and LCH have given and have not withdrawn their written consent to the issue of this composite offer document with the inclusion therein of their opinion and letters, and the references to their names, opinion or letters in the form and context in which they respectively appear.
DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents are available for inspection from 10:00 a.m. to 5:00 p.m., Monday to Friday at: (i) the office of Yu Ming, the financial adviser to NTEI, at Room 1901B, 19th Floor, Allied Kajima Building, 138 Gloucester Road, Wanchai, Hong Kong; (ii) on the website of the Securities and Futures Commission of Hong Kong (http://www.sfc.hk); and (iii) the website of NTEEP at http://www.namtaieep.com while the Offer remains open for acceptance.
(a)	the memorandum and articles of association of NTEI;

(b)	the memorandum and articles of association of NTEEP;

(c)	the letter from Yu Ming, the text of which is set out on pages 5 to 12 of this composite offer document;

(d)	the letter from the Board of NTEEP, the text of which is set out on pages 13 to 16 of this composite offer document;

(e)	the letter of recommendation from Independent Board Committee, the text of which is set out on pages 17 and 18 of this composite offer document;

(f)	the letter of recommendation from Somerley, the text of which is set out on pages 19 to 42 of this composite offer document;

(g)	the Valuation Report produced by LCH, the text of which is set out in Appendix III of this composite offer document;

(h)	the audited consolidated financial statements of NTEI for each of the two years ended 31 December 2007;

(i)	the annual report of NTEEP for the year ended 31 December 2007 and the audited consolidated financial statements of NTEEP for the year ended 31 December 2008;

(j)	the letters of consent referred to in the paragraph headed “Consents” in this appendix;

(k)	the material contracts referred to in the paragraph headed “Material Contracts” in this appendix; and

(l)	the dealings breakdown of Mr. Koo Ming Kown in the shares of NTEI as mentioned in this appendix.
MISCELLANEOUS
(a)	The address of Somerley is 10th Floor, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong.

(b)	The registered office of NTEI is P.O. Box 3342. Road Town, Tortola, British Virgin Islands.

(c)	The executive director of NTEI is Mr. Koo Ming Kown (Chairman and Chief Financial Officer) and the independent non-executive directors include Mr. Peter R. Kellogg, Mr. Charles Chu, Dr. Lo Wing Yan, William and Mr. Mark Waslen.

(d)	There is no controlling shareholder in NTEI.

NEWS RELEASE

Investor Contact : Anthony Chan	EMAIL: shareholder@namtai.com
Unit A, 17/F, Edificio Comercial Rodrigues,	WEB: www.namtai.com
599 da Avenida da Praia Grande, Macao, PRC
TEL : (853) 2835 6333 / FAX : (853) 2835 6262
FILES ANNUAL REPORT — ANNOUNCES ANNUAL MEETING OF SHAREHOLDERS
Macao, PRC — March 13, 2009 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that the Company has filed its 2008 Annual Report on Form 20-F, which includes its audited financial statements for its fiscal year ended December 31, 2008, with the United States Securities and Exchange Commission (“SEC”).
As a result of a change to Section 203.01 of the New York Stock Exchange Listed Company Manual, approved by the Securities and Exchange Commission on August 21, 2006, the NYSE requirement for a listed company to physically distribute an annual report to shareholders was eliminated, allowing a company to satisfy the annual financial statement distribution requirement by posting the annual report, it is required to file with the SEC, on or by a link through its corporate website and by delivering its complete audited financial statements, without charge, to any shareholder who requests it.
Nam Tai has posted its 2008 Annual Report on its website which can be accessed electronically at http://www.namtai.com/annual/08form20f.pdf. The Company will also deliver within a reasonable time after request a paper copy of its 2008 Annual Report, including its complete audited financial statements, free of charge, to any shareholder upon request. To request a paper copy please contact the Company by e-mail at shareholder@namtai.com or by written request to Units 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong, Re: 2008 Annual Report on Form 20-F. In any event, Nam Tai plans to mail a paper copy of its 2008 Annual Report on Form 20-F, including its complete audited financial statements, at the time it sends to shareholders entitled to vote at Nam Tai’s upcoming 2009 Annual Meeting of Shareholders the formal Notice and the Proxy Statement for that meeting.
ANNUAL MEETING OF SHAREHOLDERS
The Company plans to hold its 2009 Annual Meeting of Shareholders at 11:30 a.m. (Pacific Daylight Time) on Friday, June 5, 2009 at the Pan Pacific Vancouver Hotel, Pacific Rim Suite 1, 300-999 Canada Place, Vancouver, British Columbia, V6C 3B5, Canada. Nam Tai currently expects that the record date for determining shareholders entitled to vote at that meeting to be April 22, 2009.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai currently has one Hong Kong listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information specific to NTEEP. The stock code of NTEEP in The Stock Exchange of Hong Kong is 2633. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of Nam Tai based solely upon reliance on such information.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date March 18, 2009	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer